2001 ANNUAL REPORT



How is First Federal Capital Corp creating value?

6 STRAIGHT YEARS OF RECORD EARNINGS

220,500 HOUSEHOLDS SERVED

78 BANKING LOCATIONS

FINANCIAL HIGHLIGHTS

Dollars in thousands, except for per share amounts	2001	2000	1999
Operating Results *for the Year Ended December 31*			
Net income	$ 28,448	$ 23,144	$ 22,441
Net interest income	63,202	59,540	54,117
Non-interest income	49,527	35,633	35,178
Non-interest expense	67,119	58,250	54,299
Financial Condition *at December 31*			
Stockholders' equity	$ 192,398	$ 146,549	$ 127,275
Total assets	2,717,710	2,352,726	2,084,554
Loans held for investment, net	1,851,316	1,772,477	1,538,595
Mortgage-backed and related securities:			
Available for sale, at fair value	305,980	331,237	252,165
Held for investment, at cost	134,010	77,299	103,932
Deposit liabilities	2,029,254	1,699,252	1,471,259
FHLB advances and other borrowings	467,447	490,846	469,580
Per Share Data *at or for the Year Ended December 31*			
Basic earnings per share	$ 1.52	$ 1.26	$ 1.21
Diluted earnings per share	1.51	1.25	1.17
Stockholders' equity per share	9.52	7.99	6.92
Performance Ratios *for the Year Ended December 31*			
Average yield on earning assets	7.32 %	7.68 %	7.33 %
Average cost of funds	5.20	5.34	4.75
Average interest rate spread	2.12	2.34	2.58
Average net interest margin	2.70	2.83	3.05
Average equity to average assets	6.65	6.12	6.74
Return on average assets	1.14	1.04	1.19
Return on average equity	17.19	17.01	17.63

Envisioning practical strategies. Consistently implementing them. Creating sustainable growth. Increasing capacity

CORPORATE PROFILE

First Federal Capital Corp is the holding company for First Federal Savings Bank La Crosse-Madison, a federally chartered savings bank headquartered in La Crosse, Wisconsin with 78 office locations in Wisconsin and northern Illinois.

The Bank's primary business is community banking. The Bank offers deposit products including CDs and checking accounts; originates loans, including single-family residential loans, commercial real estate loans, business lending and deposit services, consumer loans, and education loans; and offers investment and insurance products including mutual funds, brokerage services and annuities. The Bank also purchases single-family residential and commercial real estate loans from third party financial institutions and invests in mortgage-backed and related securities.

First Federal Capital Corp stock is traded on the NASDAQ under the symbol FTFC.

Managing risk. And recognizing the next opportunity.

$27

BILLION IN MORTGAGE LOAN SERVICING

17.19%

RETURN ON AVERAGE EQUITY

104%

GROWTH IN NON-INTEREST INCOME SINCE 1997



2001
2000
1999
1998
1997
$35.6
$35.2
$31.4
$24.3

(IN MILLIONS)

View

Letter to Our Shareholders



Jack C. Rusch
President and Chief Executive Officer

With this sixth consecutive year of record earnings, First Federal Capital Corp has again proven itself capable of consistently delivering outstanding results.

In recent years, we saw a wide slice of the economic spectrum: a boom economy slowing, then stagnating; interest rates rising, then falling; and consumer confidence running the gamut. Throughout, First Federal has confidently implemented a twofold value-building vision:

- growing the Bank, and
- broadening our sources of revenue.

$28.4 MILLION IN NET INCOME



2001 $28.4
2000 $23.1
1999 $22.4
1998 $19.4
1997 $17.4
(IN MILLIONS)

$2.72 BILLION IN ASSETS



2001 $2.72
2000 $2.35
1999 $2.08
1998 $1.79
1997 $1.54
(IN BILLIONS)

Envisioning practical strategies

2001 results confirm our success. Strong increases in total loan originations and fee income set the stage for our most productive year ever.

Net income rose $5.3 million, nearly 23% over the previous year's record of $23.1 million. This represents a 17.19% return on average equity, surpassing our benchmark range of 15 -17% and again outperforming our midwestern savings bank peers.

This record profitability was driven by non-interest income. The largest factor – gain on the sale of residential mortgage loans – increased to $24.4 million in 2001, a 793% increase over 2000. It eclipses our previous high of $16.9 million, set in 1998. An equally robust rise in retail banking fees further fueled our non-interest income engine, contributing $25.4 million, 13.3% over last year's performance.

Declines in short-term interest rates during 2001 presented both a challenge and an opportunity for managing our deposit base. Net interest income increased 6.2% during 2001, led by balance sheet growth. Early in the year, we generated a rise in deposits with a competitive pricing strategy that took advantage of a lower level of maturing deposits. But with 28% of our CDs maturing during the fourth quarter, we were able to replace these higher cost deposits at lower rates, enhancing net interest margin.

Consistently implementing them

Growth has been a recurring theme for First Federal since we deployed our office network expansion plan in 1993. The strategy has been to selectively expand our operations in the 14 Wisconsin markets with deposits of over $1 billion... those that hold the most potential for development. We now have a presence in all but one of these markets, and are firmly established in the Rockford, Illinois market, second in size only to Chicago.

Since entering the Fox Valley in 1994, First Federal has increased its presence to 16 locations, including two mortgage loan offices. Over those seven years, we've built a deposit base of over $275 million in this fast-growing portion of eastern Wisconsin.

We tripled the number of First Federal locations from 1993 to 2001, with eight new locations opened during the year.

This continued expansion has enabled us to leverage skills, infrastructure and the power of our brand in building a larger, more visible franchise with increased earning power. Over the past nine years, we've fine-tuned our expansion model as we systematically built critical mass in these markets. We've steadily lowered the incremental cost of building deposit and loan volumes. The results speak for themselves. New supermarket bank locations have, on average, achieved profitability in 18 months, with a continuing trend toward faster payback.

It's a notable accomplishment that over the past five years, as we delivered steadily increasing earnings and nearly tripled the cash dividend on First Federal shares, we were also growing our network locations by 63%.

Creating sustainable growth

Supermarket banking has been key to this effort. Since opening our first supermarket office in 1993, our reliance on this economical growth platform has continued to increase. Supermarket offices offer a much faster return on investment, with an initial cost of about one-fifth that of traditional, freestanding offices, along with lower ongoing operating costs. They also give us tremendous visibility in a high-traffic environment while providing a vehicle to offer customers more convenience... helping them integrate banking with shopping rather than having to travel to a separate destination.

Supermarkets are the spoke in our developing expansion strategy, providing a high-profile rollout that quickly builds our brand and our base of deposits. Later, we follow with the hubs: full-service offices to round out our product menu.

First Federal's internal growth has been accompanied by a disciplined strategic acquisition strategy which began with the 1989 First Federal-Madison merger that accompanied our initial public stock offering. In 1995, the acquisition of Rock Savings Bank in the Janesville/ Beloit market accelerated our expansion with the addition of four offices. This served as a springboard for our entry into Illinois, accomplished in 1998 with the acquisition of three offices in Rockford.

... as we delivered steadily increasing earnings... we were also growing our network locations by 63%.


UNTS • FREE CHECKING

Growth Strategies

- Leverage the strength of the First Federal brand
- Penetrate top population markets in WI, IL, MN
  - Grow internally
  - Proactively seek new acquisitions
  - Increase share in existing markets
- Utilize supermarket offices as expansion tool
- Use hub and spoke branching strategy
- Improve transaction capacity
- Control operating costs

First Federal Offices


Hudson
River Falls
Eau Claire
Wausau
Mosinee
Marshfield
De Pere
Green Bay
Kimberly
Wisconsin Rapids
Neenah
Appleton
Manitowoc
Rochester
Onalaska
La Crosse
Oshkosh
Sheboygan
Viroqua
Waunakee
Fond du Lac
Richland Center
Madison
Sun Prairie
Monona
Middleton
Prairie du Chien
Fitchburg
Fort Atkinson
Stoughton
Lake Geneva
Racine
McFarland
Janesville
Monroe
Beloit
Kenosha
Loves Park
Rockford
Belvidere
= Major population center

100 ATMs NOW IN SERVICE

200% GROWTH IN OFFICE LOCATIONS SINCE 1993


2001 78
2000 72
1999 64
1998 61
1997 50
1996 48
1995 44
1994 35
1993 26

During 2001, we completed the acquisition of American Community Bankshares, Inc. (ACB), of Wausau, Wisconsin. With $156 million in assets and an established presence in the Wausau market, this acquisition presented an excellent opportunity to further penetrate central Wisconsin and leverage ACB's commercial banking expertise.

In January 2002, we announced the pending acquisition of three offices of Marquette Bank in Rochester, Minnesota. This strategically important expansion is key for two reasons. First, it establishes a First Federal presence in a third state. Perhaps more importantly, Marquette Bank's commercial lending capabilities, when combined with those of ACB, will help create a platform for launching these services in other First Federal markets.

We're also extremely successful in building penetration within existing markets. The Bank ranks first or second in mortgage lending in its established markets and is steadily building share in newer ones. On the deposit side, our statewide market share grew from 1.56% in 1996 to 2.09% in 2001.

High-impact advertising skewed to a younger demographic drives both retail banking and mortgage lending awareness to establish the First Federal brand. Our marketing is results-focused, ranging from proven, highly effective radio campaigns to the new venues being tested now. One is the familiar newspaper insert distributed by supermarkets. Inserts provide total market coverage, pull in customers who already plan to shop for groceries, and reinforce the connection between First Federal and its supermarket location.

Increasing capacity

2001's volume statistics tell an impressive story. We reached a number of milestones: 10 million teller transactions, $1.5 billion in mortgage loan originations and a 14% increase in consumer loan production over last year.

Our operations group demonstrated remarkable flexibility, evident as loan volumes grew during 2001. Concurrent with the launch of our expansion strategy almost a decade ago, we made a crucial investment in our information systems, increasing productivity and leveraging our resources. We have since been able to accommodate exponential growth as well as short-term fluctuations in demand. Process enhancements also contribute to productivity, with streamlined underwriting and expedited refinancing. The end result is better service. Recent customer survey results show that 98.3% of residential loan customers would recommend First Federal to others.

Totally Free Checking, our mainstay growth catalyst, added a record number of new accounts, now numbering over 170,000. In 2001, this profitable product contributed $16.9 million in retail fees to the Bank's non-interest income. Other retail products, including ATM, debit cards, investment products and annuities, are also thriving. In fact, annuity sales exceeded $30 million for the year. Touch-tone banking, which experienced vigorous growth each year since its introduction in 1994, has begun to level off slightly as customer interest now shifts to internet-based banking.

The year's 1.5 million internet banking sessions validate the premise that online banking may ultimately supplant a substantial number of teller transactions. Developing and expanding this service will undoubtedly provide another means to leverage our capacity in a growth environment. Current capabilities include account inquiry, check ordering, account transfers and First Federal loan payments. Future services will include a bill pay function and electronic check copies made possible by digital check imaging technology.

Managing risk

First Federal has delivered exceptional performance in varied interest rate environments, and continues to develop additional means of moderating the effects of interest rate changes. The first bulwark against this risk is our consistently high level of non-interest income, which exceeds 40% of this year's gross revenues.

The sale of single-family mortgages originated by First Federal provides a prime source of non-interest income through gain on the sale of these loans. Also, we retain the servicing on loans sold in the secondary market, generating fee income. Most fixed-rate mortgages are sold, mitigating interest rate exposure. Those retained are primarily adjustable-rate mortgages, which carry less interest rate risk than fixed-rate mortgages.

... we made a crucial investment in our information systems, increasing productivity and leveraging our resources.



Product Strategies

- Diversify the loan portfolio
- Build customer base with *Totally Free Checking*
- Cross-sell products
- Attract younger customers
- Increase remote transaction volume
- Grow fee-based services
- Build differentiation with consistent advertising
- Introduce small business banking services

LOAN DISTRIBUTION: 2001

Single-family Mortgages	39%
Consumer and Education	30%
Commercial Real Estate Loans	29%
Commercial Industrial Loans	2%

LOAN DISTRIBUTION: 1996

Single-family Mortgages	51%
Consumer and Education	27%
Commercial Real Estate Loans	22%

$1.545

BILLION IN MORTGAGE ORIGINATIONS



2001 $1.545
2000 $0.524
1999 $0.629
1998 $1.070
1997 $0.526

(IN BILLIONS)

$307

MILLION IN CONSUMER LOAN PRODUCTION



2001 $307.3
2000 $269.7
1999 $218.8
1998 $214.5
1997 $190.2

(IN MILLIONS)

16,964

NET NEW CHECKING ACCOUNTS



16,964
11,999
12,698
23,141
8,194

* INCLUDES ACQUISITION

Our loan portfolio has become more diversified each year. While single-family mortgages remain the largest loan category, we have strategically cultivated higher-yielding and shorter-term consumer loans as an important part of the asset mix. Student loans, for instance, offer relatively low credit risk. Home equity lines of credit track market interest rate changes relatively quickly compared with repricing of longer-term fixed-rate assets.

Recognizing the next opportunity

2001 was a year of transition for First Federal as we completed a realignment of responsibilities to position the Bank for future expansion. Our management structure is now organized into two major groups – operations and community banking – which will provide new focus and efficiency going forward.

Extending our evolution from a traditional thrift to a community bank, we are now poised to further widen our scope and diversify the loan portfolio.

Our two newest acquisitions, ACB and the Marquette Bank branches, will bring valuable expertise to the Bank as we plan a 2002 expansion in commercial lending. Our loan offerings will be complemented by a suite of business services including checking. We expect to fund the commercial lending operation with commercial deposits. These loans will further diversify interest-earning assets. And we expect the lower cost of funds on these deposits to have a beneficial effect on our net interest margin.

Though First Federal's customer service orientation has always centered on responsiveness and accessibility, the relationship-building nature of business banking represents, to some extent, a different paradigm. Our commitment to this new line of business began with two strategic acquisitions. It now includes building the infrastructure and recruiting the talent we need to nurture a base of loyal business customers. We're prepared to patiently build the same reputation for excellence within the business community we've earned in our consumer markets.

We are also committed to maintaining prudent underwriting standards and impeccable asset quality. Our rate of non-performing assets to total assets was 0.31% at year's end. Loan loss reserves were an ample 120% of non-performing assets.

In September, 2001, First Federal completed the repurchase of more than 905,000 shares, or 5% of its stock. We believe the repurchase is a good long-term investment that will enhance shareholder value.

It is with regret that we say farewell to First Federal Director Henry Funk, who retired in April 2001. Mr. Funk contributed much to the Corporation's development during his 25 year tenure. We now welcome a new director, Edwin J. Zagzebski. Mr. Zagzebski is the current Chairman of the Board of Wisconsin Housing and Economic Development Authority and former Chairman and CEO of American Community Bankshares, Wausau. We look forward to his insights as we begin another exciting chapter in the Bank's evolution.

We sadly mark the passing of Don Rundle, who died unexpectedly in February 2002. Mr. Rundle had served on the Bank board since 1984 and on the holding company board since 1989. His guidance and counsel will be missed.

I am confident of First Federal's ability to build on the momentum that has already yielded so many record achievements. The teamwork, personal commitment and creativity that distinguishes First Federal employees and our adherence to proven strategies will undoubtedly foster continued success.

We're prepared to patiently build the same reputation for excellence within the business community...

FIRST FEDERAL MANAGEMENT

Directors

Thomas W. Schini
Chairman of the Board, retired President and Chief Executive Officer, First Federal Savings Bank La Crosse - Madison

Marjorie A. Davenport
President, Gordon & Marjorie Davenport, Inc., Madison, appraisers/dealers in antique American furniture

John F. Leinfelder
President, Joseph J. Leinfelder & Sons, Inc., La Crosse, steel fabricators

Richard T. Lommen
President, Courtesy Corporation, La Crosse, a McDonald's restaurant franchisee

Patrick J. Luby
Retired Vice President and Economist, Oscar Mayer Foods Corp., Madison, a food processing firm. Currently a private business consultant

David C. Mebane
Vice Chairman of the Board, Madison Gas & Electric Co., Madison, a public utility

Dale A. Nordeen
Vice Chairman of the Board of Directors, former Chairman and President of First Federal Savings Bank of Madison

Phillip J. Quillin
President, Quillin's, Inc., La Crosse, a multiple supermarket business

Don P. Rundle*
Retired Executive Vice President, Inland Printing Co., Inc., La Crosse, a regional commercial printer

Jack C. Rusch
President and Chief Executive Officer, First Federal Savings Bank La Crosse - Madison

Edwin J. Zagzebski
Current Chairman of the Board of Wisconsin Housing and Economic Development Authority; former Chairman and CEO of American Community Bankshares, Wausau

** Deceased (February 2002)*

Corporate Officers

Thomas W. Schini
Chairman of the Board

Jack C. Rusch
President and Chief Executive Officer

Bradford R. Price
Executive Vice President, Secretary and Corporate Administration and Operations Group Manager

Joseph M. Konradt
Executive Vice President and Community Banking Group Manager

Robert P. Abell
Senior Vice President and Commercial Real Estate Lending Division Manager

Michael W. Dosland
Senior Vice President, Chief Financial Officer and Finance and Treasury Division Manager

Milne J. Duncan
Senior Vice President and Human Resources Division Manager

Senior Vice Presidents

Jeri V. Sebo
Corporate Projects Manager

Vice Presidents

John J. Berg
Gerald D. Bothun
Gregory S. Condra
Sandra J. Drexler
Lisa L. Grover
Robert J. Heiderscheit
Katherine V. Helke
Jaimes B. Johnson
Jeffrey J. Johnson
James S. Kloosterboer
D. Anthony Koeck
Darin A. McFadden
Timothy P. Medinger
James P. Orlikowski
Kenneth C. Osowski
Richard J. Pendleton
Keith C. Pollnow
David J. Reinke
Chari A. Sheerer
Kevin R. Strangman

Assistant Vice Presidents

Dawn R. Bernamann
Barbara R. Bowman
Jerri L. Cerniglia
Steven M. Daniel
Mark T. Every
Jayne P. Flint
Marvin P. Fokema
Laura L. Gillies
Kathy R. Gran
Dennis J. Herricks
Joseph A. Kaluzny
Brett A. Kerst
Janine R. Luz
Garland E. McGarvey
Peggy A. Mechtel
Roxane S. Meyers
Robert J. Olinger
Darcy L. Pierson
Deborah A. Preston
Ray E. Rytilahti
Mary C. Schnedecker
Velma L. Strander
Jan E. Verse
Penn R. Vieau

NOTICE OF
ANNUAL
MEETING

PROXY
STATEMENT

FORM 10-K

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FIRST FEDERAL CAPITAL CORP

A Federal Savings Bank Holding Company

March 15, 2002

Dear Shareholder:

You are cordially invited to attend our 2002 annual meeting of shareholders, which will be held on Wednesday, April 17, 2002, at 10:30 a.m., local time, at the Radisson Hotel, 200 Harborview Plaza, La Crosse, Wisconsin.

The attached notice of annual meeting of shareholders and proxy statement describe the formal business to be conducted at the annual meeting. Our Form 10-K annual report for the fiscal year ended December 31, 2001 also is included in our 2001 annual report. Our directors and officers, as well as representatives of Ernst & Young LLP, our independent auditors, will be present at the annual meeting to respond to any questions that our shareholders may have.

It is very important that you be represented at the annual meeting regardless of the number of shares you own or whether you are able to attend the annual meeting in person. We urge you to vote by phone or over the Internet (if your shares are held in an account at a brokerage firm or bank participating in the ADP Investor Communication Services program), or mark, sign and date your proxy card today and return it in the envelope provided, even if you plan to attend the annual meeting. This will not prevent you from voting in person, but will ensure that your vote is counted if you are unable to attend.

Your continued support of and interest in us are appreciated.

Sincerely,

Jack C. Rusch

Jack C. Rusch
President and Chief Executive Officer

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FIRST FEDERAL CAPITAL CORP

605 State Street

La Crosse, Wisconsin 54601

(608) 784-8000

NOTICE OF 2002 ANNUAL MEETING OF SHAREHOLDERS

To Be Held on April 17, 2002

NOTICE IS HEREBY GIVEN that the 2002 annual meeting of shareholders of First Federal Capital Corp will be held on Wednesday, April 17, 2002, at 10:30 a.m., local time, at the Radisson Hotel, 200 Harborview Plaza, La Crosse, Wisconsin, for the following purposes, all of which are described more completely in the accompanying proxy statement:

(1) To elect four directors, each for three-year terms and in each case until their successors are elected and qualified;

(2) To ratify the board of directors' appointment of Ernst & Young LLP as our independent auditors for the fiscal year ending December 31, 2002;

(3) To approve the First Federal Capital Corp 2002 Directors' Stock Option Plan; and

(4) To transact such other business as may properly come before the annual meeting or any adjournments or postponements thereof. Our board of directors is not aware of any other such business.

The board of directors has fixed March 1, 2002 as the voting record date for the determination of shareholders entitled to notice of and to vote at the annual meeting and at any adjournments or postponements thereof. Only shareholders of record as of the close of business on that date will be entitled to vote at the annual meeting or at any adjournments or postponements thereof. In the event there are not sufficient votes for a quorum or to approve or ratify any of the foregoing proposals at the time of the annual meeting, the annual meeting may be adjourned in order to permit further solicitation of proxies by us.

By Order of the Board of Directors

Bradford R. Price

Executive Vice President and Secretary

La Crosse, Wisconsin

March 15, 2002

YOU ARE CORDIALLY INVITED TO ATTEND THE ANNUAL MEETING. IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED REGARDLESS OF THE NUMBER YOU OWN. EVEN IF YOU PLAN TO BE PRESENT, YOU ARE URGED TO PROMPTLY VOTE BY PHONE OR OVER THE INTERNET (IF YOUR SHARES ARE HELD IN AN ACCOUNT AT A BROKERAGE FIRM OR BANK THAT PARTICIPATES IN THE ADP INVESTOR COMMUNICATION SERVICES PROGRAM), OR COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY FORM IN THE ENVELOPE PROVIDED. PLEASE SEE "ELECTRONIC VOTING ALTERNATIVES" IN THE PROXY STATEMENT FOR ADDITIONAL DETAILS. IF YOU ATTEND THE ANNUAL MEETING, YOU MAY VOTE EITHER IN PERSON OR BY PROXY. YOU MAY REVOKE ANY PROXY GIVEN AT ANY TIME PRIOR TO THE EXERCISE THEREOF.

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FIRST FEDERAL CAPITAL CORP

PROXY STATEMENT

2002 ANNUAL MEETING OF SHAREHOLDERS
To Be Held on April 17, 2002

We are furnishing this proxy statement to our shareholders in connection with the solicitation of proxies on behalf of our board of directors to be used at the 2002 annual meeting of shareholders to be held at the Radisson Hotel, 200 Harborview Plaza, La Crosse, Wisconsin, on Wednesday, April 17, 2002, at 10:30 a.m., local time, and at any adjournments or postponements thereof for the purposes set forth in the notice of annual meeting of shareholders.

Our 2001 annual report to shareholders includes our Form 10-K annual report, including our consolidated financial statements for the fiscal year ended December 31, 2001 (which we sometimes refer to as "fiscal 2001") accompanies this proxy statement and appointment form of proxy, and are first being mailed to you on or about March 19, 2002. Generally, when we use the terms "we," "us," "our" or "ours," we mean First Federal Capital Corp (the "Company") and its wholly owned subsidiary, First Federal Savings Bank La Crosse-Madison (the "Bank"). If there is, in our opinion, an important distinction between the two entities, we will refer to the "Company" or the "Bank," as appropriate.

Record Date and Outstanding Shares

Only our shareholders of record at the close of business on March 1, 2002 will be entitled to vote at the annual meeting. On that date, there were 20,033,558 shares of our common stock outstanding and no other class of equity securities outstanding. Each share of common stock is entitled to one vote at the annual meeting on all matters properly presented at the meeting. When we use the terms "you," "your" or "yours," we mean our shareholders of record on March 1, 2002.

Quorum

The presence, in person or by proxy, of the holders of at least a majority of the total number of shares of common stock entitled to vote is necessary to constitute a quorum at the annual meeting.

Abstentions and Broker Non-Votes

Abstentions (*i.e.*, shares for which authority is withheld to vote for a matter) are included in the determination of shares present and voting for purposes of whether a quorum exists. For the election of directors, abstentions will have no effect on the outcome of the vote because directors are elected by a plurality of the votes cast. For all other matters to be voted on at the annual meeting, abstentions will be included in the number of shares voting on a matter, and consequently, an abstention will have the same practical effect as a vote ***against*** such matter.

Proxies relating to "street name" shares (*i.e.*, shares held of record by brokers or other third-party nominees) that are voted by brokers or other third-party nominees on certain matters will be treated as shares present and voting for purposes of determining the presence or absence of a quorum. "Broker non-votes" (*i.e.*, proxies submitted by brokers or third-party nominees indicating that such persons have not received instructions from the beneficial owners or other persons entitled to vote shares as to a matter with respect to which the brokers or third-party nominees do not have discretionary power to vote under the rules of the New York Stock Exchange) will be considered present for the purpose of establishing a quorum, but will not be treated as shares entitled to vote on such matters.

All matters to be considered at the annual meeting are considered "discretionary" proposals for which brokers and third-party nominees may vote proxies notwithstanding the fact that they have not received voting instructions from the beneficial owners of shares; consequently, shares held by brokers or third-party nominees will be counted if and as voted by such brokers and third-party nominees.

Voting

Matter 1: Election of Directors

The proxy being provided by our board of directors enables you to vote for the election of the nominees proposed by the board, or to withhold authority to vote for the nominees being proposed. Our articles of incorporation, as amended, do not provide for cumulative voting by shareholders for the election of the Company's directors. Under the Wisconsin Business Corporation Law, directors are elected by a plurality of the votes cast with a quorum present, meaning that the four nominees receiving the most votes will be elected directors.

Matter 2: Appointment of Ernst & Young LLP

The affirmative vote of a majority of the shares of common stock represented in person or by proxy at the annual meeting is necessary to ratify the appointment of Ernst & Young LLP as our auditors for fiscal 2002.

Matter 3: Approval of the First Federal Capital Corp 2002 Directors' Stock Option Plan

The affirmative vote of a majority of the shares of common stock represented in person or by proxy at the annual meeting is necessary to approve the First Federal Capital Corp 2002 Directors' Stock Option Plan (the "2002 Directors' Option Plan").

Solicitation and Revocation

You are requested to vote electronically (see "—Electronic Voting Alternatives") or by completing the enclosed proxy and returning it signed and dated in the enclosed postage-paid envelope. The proxy solicited hereby, if properly executed and not revoked prior to its use, will be voted according to your instructions. If you do not provide instructions, a properly executed proxy will be voted:

- FOR the election of the nominees for director named in this proxy statement;
- FOR the ratification of the appointment of Ernst & Young LLP as our independent auditors for fiscal 2002;
- FOR the approval of the 2002 Directors' Option Plan; and
- In accordance with the best judgment of the persons appointed as proxies upon the transaction of such other business as may properly come before the annual meeting or any adjournments or postponements thereof.

Returning your completed proxy form or voting your proxy electronically will not prevent you from voting in person at the annual meeting should you be present and wish to do so.

You have the power to revoke your proxy any time before it is exercised by (i) filing with our Secretary written notice thereof (Bradford R. Price, Executive Vice President and Secretary, First Federal Capital Corp, 605 State Street, La Crosse, Wisconsin 54601); (ii) submitting a duly-executed proxy bearing a later date or overriding a previously submitted electronic proxy by submitting a subsequent electronic proxy; or (iii) appearing at the annual meeting and giving our Secretary notice of your intention to vote in person. If your shares are not registered in your own name, you will need additional documentation from the record holder to vote personally at the annual meeting. Proxies solicited hereby may be exercised only at the annual meeting and any adjournment or postponement thereof and will not be used for any other meeting.

We will bear the cost of solicitation of proxies on behalf of our board of directors. We have retained Regan and Associates, Inc., a professional proxy solicitation firm, to assist in the solicitation of proxies. Regan & Associates will be paid a fee of $6,500. Pursuant to the retainer agreement with Regan & Associates, all fees to be paid to Regan & Associates will be waived if the proposals submitted for approval at the annual meeting are not approved by shareholders. Proxies may be solicited by personal interview or by telephone, in addition to the use of the mails by our directors, officers and regular employees, without additional compensation therefor. We have made arrangements with brokerage firms, banks, nominees and other fiduciaries to forward proxy solicitation materials for shares of common stock held of record by the beneficial owners of such shares. We will reimburse such brokerage firms, banks, nominees and other fiduciaries for their reasonable out-of-pocket expenses.

In the event there are not sufficient votes for a quorum or to approve or ratify any proposal at the time of the annual meeting, the annual meeting may be adjourned or postponed in order to permit the further solicitation of proxies. Proxies solicited hereby will be returned to the board of directors, and will be tabulated by inspectors of election designated by the board who will not be our directors or employees or directors or employees of any of our affiliates.

Electronic Voting Alternatives

You are able to vote your shares by telephone or over the Internet (if your shares are held in an account at a brokerage firm or bank participating in the ADP Investor Communication Services Program). Submitting your proxy electronically will not affect your right to vote in person if you decide to attend the annual meeting.

Shares Registered in Your Name

If your shares are registered directly with Wells Fargo Shareowner Services, you may vote your proxy telephonically by calling Wells Fargo Shareowner Services at (800) 240-6326. Votes submitted by telephone must be received by 11:00 a.m., Central Time, on Tuesday, April 16, 2002.

Shares Registered in the Name of a Brokerage Firm or Bank

Numerous brokerage firms and banks are participating in a program provided through ADP Investor Communication Services that offers electronic voting alternatives. This program is different from the program offered by Wells Fargo Shareowner Services for electronic voting of shares registered in the name of the shareholder. If your shares are held in an account at a brokerage firm or bank participating in the ADP program, you may vote those shares telephonically by calling the telephone number referenced on your voting form or over the Internet by going to the website referenced on your voting form. Votes electronically submitted through the ADP program must be received by the time indicated on the materials enclosed regarding electronic voting through the ADP program.

MATTERS TO BE VOTED ON AT THE ANNUAL MEETING

MATTER 1: ELECTION OF DIRECTORS

Pursuant to our articles of incorporation, our board of directors is divided into three classes, and the members of each class are elected for a term of three years and until their successors are elected and qualified. One class of directors is elected annually. A resolution of the board, adopted pursuant to our bylaws has established the number of directors at ten in response to Mr. Dale A. Nordeen's retirement from service as one of our directors after 41 years of service as a director of the Company and the Bank (including predecessor institutions), effective as of the 2002 annual meeting. On February 10, 2002, Mr. Don P. Rundle passed away. Mr. Rundle served as a director of the Company and the Bank (including predecessor institutions) since 1984. Mr. Rundle was a member of the class of directors whose terms expire in 2004. At this time, our board has not appointed a director to fill the seat vacated by Mr. Rundle.

The merger agreement pursuant to which American Community Bankshares, Inc. merged with and into us in October 2001 provided that Mr. Edwin J. Zagzebski of American Community Bankshares would become a director as soon as practicable after the effective date of the merger. Mr. Zagzebski was appointed to the board effective November 1, 2001 and also has been nominated by the board for election as a director at the annual meeting pursuant to such agreement. With the exception of the foregoing agreement relating to the nomination of Mr. Zagzebski, no person being nominated as a director is being proposed for election pursuant to any agreement or understanding between any person and us. There are no family relationships among any of our directors and/or executive officers.

If any person named as nominee should be unable or unwilling to stand for election at the time of the annual meeting, the proxies will nominate and vote for any replacement nominee or nominees recommended by the board of directors. At this time, the board knows of no reason why any of the nominees listed below may not be able to serve as a director if elected.

The following tables present information concerning the nominees for director and each director whose term continues, including his or her tenure as a director of the Company and/or the Bank and its predecessor institutions.

Name	Age	Position with Us and Principal Occupation	Director Since
		Nominees for Director for Three-Year Terms Expiring in 2005	
John F. Leinfelder	70	Director; President of Joseph J. Leinfelder and Sons, Inc., a steel fabricating business, located in La Crosse, Wisconsin.	1978
David C. Mebane	68	Director; Vice Chairman and director, and from February 2000 to February 2002, Chairman, and from January 1994 to February 2000, Chairman, President, Chief Executive and Chief Operating Officer of Madison Gas and Electric Co., a publicly held utility company, located in Madison, Wisconsin.	1985
Thomas W. Schini	66	Director; Chairman of the Board since April 1993; Chief Executive Officer of the Company and the Bank from June 1989 to December 2000; President of the Company and the Bank from June 1989 to July 2000; President and Chief Executive Officer of First Federal Savings Bank of La Crosse from September 1983 to June 1989.	1983
Edwin J. Zagzebski	66	Director; Chairman of the Wisconsin Housing and Economic Development Authority since 1995; Chairman of the Board of American Community Bankshares from 1995 to October 2001.	1995

Information With Respect To Continuing Directors

Directors Whose Terms Expire in 2003

Name	Age	Position with Us and Principal Occupation	Director Since
Marjorie A. Davenport	73	Director; President of Gordon & Marjorie Davenport, Inc., a company that appraises and sells antique American furniture, located in Madison, Wisconsin.	1976
Richard T. Lommen	57	Director; President of Courtesy Corporation, a McDonald's licensee, located in La Crosse, Wisconsin.	1978
Phillip J. Quillin	64	Director; President of Quillin's Inc., which owns and operates supermarkets in the La Crosse, Wisconsin area.	1984

Name	Age	Position with Us and Principal Occupation	Director Since
		Directors Whose Terms Expire in 2004	
Patrick J. Luby	71	Director; Retired; Until February 1992, Vice President and Economist for Oscar Mayer Foods Corp., a food processing and manufacturing firm that is an indirect subsidiary of Philip Morris Cos., Inc., located in Madison, Wisconsin.	1979
Jack C. Rusch	55	Director; Chief Executive Officer of the Company and the Bank since January 2001; President and Chief Operating Officer of the Company and the Bank since August 2000; Treasurer and Chief Financial Officer of the Company and the Bank from March 1992 until January 2001; Executive Vice President of the Company and the Bank (Finance and Administration Division Manager) from March 1992 until August 2000; Senior Vice President, Treasurer and Chief Financial Officer of the Company and the Bank from June 1989 until March 1992; Senior Vice President of First Federal Savings Bank of La Crosse from 1986 until June 1989 and prior thereto Vice President-Finance of First Federal Savings Bank of La Crosse.	2000

The affirmative vote of a plurality of the votes cast at the annual meeting is required for the election of directors. Unless otherwise specified, the shares of common stock represented by the proxies solicited hereby will be voted FOR the election of the above-described nominees. *Our board of directors recommends that you vote FOR the election of the above-described nominees for director.*

Shareholder Nominations

Section 4.14 of our bylaws governs nominations for election to the board of directors and requires all such nominations, other than those made by the board, to be made at a meeting of shareholders called for the election of directors, and only by a shareholder who has complied with the notice provisions outlined in our bylaws. Shareholder nominations must be made pursuant to timely notice in writing to our Secretary. To be timely, a shareholder's notice must be delivered to, or mailed and received at, our principal executive offices not later than (i) with respect to an election to be held at an annual meeting of shareholders, 60 days prior to the anniversary date of the mailing of proxy materials in connection with the immediately preceding annual meeting, and (ii) with respect to an election to be held at a special meeting of shareholders for the election of directors, the close of business on the tenth day following the date on which notice of such meeting is first given to shareholders. We did not receive any director nominations from shareholders in connection with the annual meeting.

Each written notice of a shareholder nomination shall set forth: (a) the name and address of the shareholder who intends to make the nomination and of the person or persons to be nominated; (b) a representation that the shareholder is a holder of record of our common stock entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (c) a description of all arrangements or understandings between the shareholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the shareholder; (d) such other information regarding each nominee proposed by such shareholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission (the "SEC"); and (e) the consent of each nominee to serve as a director of the Company if so elected. The presiding officer of the meeting may refuse to acknowledge the nomination of any person not made in compliance with the foregoing procedures.

MATTER 2: RATIFICATION OF APPOINTMENT OF AUDITORS

Our board of directors has appointed Ernst & Young LLP, independent certified public accountants, to perform the audit of our financial statements for fiscal 2002, and further directed that the selection of auditors be submitted for ratification by the shareholders at the annual meeting. We have been advised by Ernst & Young that neither that firm nor any of its associates has any relationship with us other than the usual relationship that exists between independent certified public accountants and clients. Ernst & Young will have one or more representatives at the annual meeting who will have an opportunity to make a statement, if they so desire, and will be available to respond to appropriate questions.

Fees Billed to Us by Ernst & Young in Fiscal 2001

The following is a summary of the fees billed to us by Ernst & Young for certain audit and non-audit services during fiscal 2001.

Audit Fees

The aggregate fees billed by Ernst & Young for professional services rendered for the audit of our annual financial statements for fiscal 2001 and for the reviews of the financial statements included in our quarterly reports on Form 10-Q for fiscal 2001 were $132,500.

Financial Information Systems Design and Implementation Fees

The aggregate fees billed by Ernst & Young for professional services rendered to us for the information technology services relating to financial information systems design and implementation for fiscal 2001 were $0.

All Other Fees

The aggregate fees billed by Ernst & Young for services rendered to us, other than the services described above under "Audit Fees" and "Financial Information Systems Design and Implementation Fees," for fiscal 2001 were $22,575.

The affirmative vote of a majority of the votes cast at the annual meeting is required for the ratification of the appointment of Ernst & Young as our independent auditors for fiscal 2002. Unless otherwise specified, the shares of common stock represented by your proxy will be voted FOR ratification of the appointment of Ernst & Young as our independent auditors for fiscal 2002. Our board of directors recommends that you vote FOR the ratification of the appointment of Ernst & Young as our independent auditors for fiscal 2002.

MATTER 3: APPROVAL OF THE FIRST FEDERAL CAPITAL CORP 2002 DIRECTORS' STOCK OPTION PLAN

We are proposing for your consideration and approval the First Federal Capital Corp 2002 Directors' Stock Option Plan (the "2002 Directors' Option Plan") for directors of the Company and the Bank who are not also our employees (which we refer to as "outside directors"). Pursuant to the 2002 Directors' Option Plan, eligible outside directors will receive option grants to purchase the shares of common stock in consideration for their services as our directors. Under the By-laws of the National Association of Securities Dealers, Inc., shareholder approval of director and officer stock option plans is a listing requirement applicable to all issuers whose shares are listed on the Nasdaq National Market System, including us. Therefore, shareholder approval of the 2002 Directors' Option Plan is required in order for our shares of common stock to continue to be listed on the Nasdaq National Market System. Absent shareholder approval, the 2002 Directors' Option Plan will not be effective and no grants of options to purchase shares will be made thereunder.

Purpose of the 2002 Directors' Option Plan

Our 1992 Directors' Stock Option Plan expired on January 25, 2002. We believe that having a stock-based component of total director compensation serves to further align the interests of our directors and our shareholders. Therefore, the board of directors has adopted, subject to shareholder approval, the 2002 Directors' Option Plan in order to provide an adequate reserve of options to compensate and retain existing directors, recruit future directors and for issuances in connection with potential strategic acquisitions.

Shares Subject to the 2002 Directors' Option Plan

If approved by shareholders, a total of 398,000 shares of common stock, or approximately 2.0% of the shares outstanding on the voting record date, will be available for granting to eligible outside directors under the proposed 2002 Directors' Option Plan. At the time of expiration in January 2002, the 1992 Directors' Stock Option Plan had 144,946 option shares ungranted, all of which expired when the plan expired. Unless terminated sooner due to lack of shareholder approval or as otherwise permitted thereunder, the proposed 2002 Directors' Option Plan will be in effect until January 22, 2022.

The shares of common stock to be issued upon the exercise of options granted under the proposed 2002 Directors' Option Plan may be authorized but unissued shares, treasury shares or shares purchased by us on the open market or from private sources. If authorized but unissued shares of common stock are issued under the 2002 Directors' Option Plan, the interests of existing shareholders will be diluted.

Administration

The proposed 2002 Directors' Option Plan will be administered by the entire board of directors of the Company. The board will make determinations with respect to option grants to eligible directors, including, but not limited to, determining the persons to whom discretionary option grants are to be made, the number of shares of common stock to be covered by such options and the vesting schedule and the expiration date of such option grants.

Eligibility, Timing of Grants, Type of Option Grants and Vesting of Options

With the exception of Ms. Davenport, who serves only as a director of the Company, all of our directors currently serve on both the board of directors of the Company and the board of the Bank. There currently are no directors of the Bank who are not also directors of the Company. Of the nine directors of the Company, seven of them currently are outside directors and as such are eligible to receive option grants under the proposed 2002 Directors' Option Plan. None of our employees or executive officers are eligible to receive option grants under the 2002 Directors' Option Plan.

Under the proposed 2002 Directors' Option Plan, outside directors of the Company and the Bank will be granted options to purchase a fixed number of shares (currently, 8,800) at the time of election or reelection to the board of directors ("non-discretionary grants"), which are fully vested and exercisable on the date of grant. The Company's board is staggered, and directors are generally elected to serve three-year terms. Therefore, our outside directors generally receive non-discretionary grants every three years. While the Bank currently does not have any directors who are not also directors of the Company, outside directors of the Bank who are not also directors of Company would be eligible to receive a non-discretionary option grant every three years (notwithstanding the fact that they would be elected to the Bank board on an annual basis by the Company as the sole shareholder of the Bank).

In addition to the aforementioned non-discretionary option grants, the board of directors has the authority to make discretionary option grants. Discretionary option grants become vested and exercisable as determined by the board at the time of grant.

Pursuant to the 2002 Directors' Option Plan, Mr. Zagzebski will not receive options under the 2002 Directors' Option Plan if he is reelected to the board of directors at the 2002 annual meeting, since he received 8,800 options upon being appointed to the board in November 2001, which options will vest upon his reelection. The following table summarizes the option grants that will be awarded under the proposed 2002 Directors' Option Plan to eligible outside directors on April 17, 2002, the date of the annual meeting, assuming the 2002 Directors' Option Plan is approved by our shareholders and all of the nominees are elected to the board at the annual meeting:

2002 Directors' Option Plan Benefits

Name and Position	Dollar Value(1)	Number of Shares Subject to Options
John F. Leinfelder, Director	$ 0	8,800
David C. Mebane, Director	0	8,800
Non-Executive Director Group (seven persons)	0	17,600
Executive Group(2)	N/A	N/A
Non-Executive Officer Employee Group(2)	N/A	N/A

(1) The dollar value at the time of grant is the difference between the exercise price and the "fair market value" (defined by the 2002 Directors' Option Plan as our per share closing price) on the date of grant. Under the 2002 Directors' Option Plan, the option exercise price must be the greater of (i) the par value of a share of common stock ($0.10 per share), or (ii) the fair market value of a share of common stock as of the date of grant. Therefore, on the date the option grants are made to the named directors the exercise price will be equal to the fair market value and, as such, the dollar value of an option grant will be $0. The dollar value of the options will increase or decrease in the future depending on the difference between the exercise price and the fair market value of our common stock. On March 1, 2002, the fair market value of a share of our common stock was $16.25.

(2) Pursuant to the terms of the 2002 Directors' Option Plan, our executive officers and employees are not eligible to participate.

Terms and Conditions of Option Grants

Options granted under the proposed 2002 Directors' Option Plan are subject to certain terms and conditions. Each option recipient will execute an option agreement, setting forth the total number of shares of common stock to which it pertains, the exercise price, the procedures for exercise and any other applicable terms, conditions and provisions. The option exercise price may be paid in cash or shares of common stock and will be the greater of (i) the par value of a share of common stock ($0.10 per share), or (ii) the fair market value of a share of common stock as of the date of grant. Options may be exercised in part or in whole and at one time or from time to time.

Options received pursuant to non-discretionary grants become exercisable on the date of the grant and remain exercisable until the earlier of (i) ten years after the date of grant, or (ii) three years after the option recipient ceases to be an outside director. If an option recipient dies while serving as an outside director or during the three years following the date on which he or she ceased to be an outside director without having fully exercised his or her options, his or her estate administrators, legatees or distributees have the right to exercise the unexercised options during the twelve months following his or her death. In no event can an option be exercised more than ten years from the date of grant.

Options received pursuant to discretionary grants become and remain exercisable as determined by the board of directors and as set forth in the option agreement. The provisions for exercise that apply in a case of an option recipient's death are those specified in the option agreement, but if no such provisions are made in the option agreement, the exercise period is the same as described above for the non-discretionary grants.

Options held by outside directors terminated for cause pursuant to the Company's or the Bank's respective articles of incorporation and bylaws will expire on the date of termination. Termination "for cause" includes termination (pursuant to the requisite terminating vote by our shareholders or the board of directors) due to a felony conviction no longer subject to a direct appeal or a court having found a director liable for gross negligence or misconduct in the performance of such director's duty to us and the court's findings are no longer subject to a direct appeal.

Options may be transferred by option recipients pursuant to the laws of descent and distribution, and during an option recipient's lifetime, by option recipients to members of their "immediate family" (as defined in the 2002 Directors' Option Plan), trusts for the benefit of members of their immediate family and charitable institutions (collectively, "permissible transferees") to the extent permitted under Section 16 of the Securities Exchange Act of 1934, as amended, and subject to federal and state securities laws. During the option recipient's lifetime, options granted pursuant to the 2002 Directors' Option Plan may only be exercised by the recipient, the recipient's guardian or legal representative or by a permissible transferee.

Upon any "change-in-control" event, such as a merger, consolidation, reorganization, liquidation, recapitalization or a similar event, each option recipient is entitled, subject to the conditions of the 2002 Directors' Option Plan, to purchase or acquire such number of securities as were exchangeable for the number of shares of our common stock that such option recipient would have been entitled to purchase or acquire except for such change-in-control, and appropriate adjustments will be made to the per-share exercise price of outstanding options.

Federal Income Tax Consequences of Issuance and Exercise of Options

The options granted under the proposed 2002 Directors' Option Plan will not qualify as incentive stock options under Section 422 of the Internal Revenue Code of 1986, as amended. An optionee will be deemed to have received ordinary income upon the exercise of options granted under the 2002 Directors' Option Plan in an amount equal to the amount by which the fair market value of the common stock on the exercise date exceeds the exercise price. The amount of any ordinary income upon the exercise of such options will be a deductible expense for tax purposes by the Company. At this time, generally accepted accounting principles ("GAAP") do not require compensation expense to be recorded for any options granted for which the exercise price equals the market value on the date of grant. When the options are exercised, the net proceeds received by us will be recorded as an increase in common stock and paid-in capital.

Adjustment in the Event of Capital Changes

In the event the total number of outstanding shares of common stock is increased or decreased subsequent to the effective date of the proposed 2002 Directors' Option Plan by reason of any split, subdivision or consolidation of shares or any other capital adjustment, the payment of a stock dividend, or other increase or decrease in such shares effected without receipt or payment of consideration by us (collectively, "capital changes"), proportional adjustments will be made to (i) the aggregate number of shares of common stock available for issuance under the 2002 Directors' Option Plan, (ii) the number of shares to which an outstanding option relates, and (iii) the exercise price per share of common stock under an option. The board may, in its discretion, adjust the number of shares granted upon election or reelection to the board (currently, 8,800 shares) in the event of a capital change, but the non-discretionary 8,800-share grant will not be automatically adjusted as a result of a capital change.

Amendment of the 2002 Directors' Option Plan

The board of directors may, by resolution and at any time, terminate, amend or revise the proposed 2002 Directors' Option Plan with respect to any shares of common stock as to which options have not been granted, but the board may not alter or impair any options previously granted under the 2002 Directors' Option Plan unless the option recipient consents. In addition, the board may determine that shareholder approval of any amendment to the 2002 Directors' Option Plan may be advisable for any reason, including but not limited to, for the purpose of obtaining or retaining any statutory or regulatory benefits under tax, securities or other laws or satisfying applicable stock exchange listing requirements.

The affirmative vote of a majority of the votes cast at the annual meeting is required for approval of the 2002 Directors' Option Plan. Unless otherwise specified, the shares of common stock represented by your proxy will be voted FOR approval of the 2002 Directors' Option Plan. Our board of directors recommends that you vote FOR approval of the 2002 Directors' Option Plan.

THE BOARD OF DIRECTORS AND ITS COMMITTEES

Regular meetings of our board of directors are held on a quarterly basis. Our board held a total of four regular meetings and one special meeting during fiscal 2001. No incumbent director attended fewer than 75% of the total number of meetings of the board and the total number of committee meetings on which such director served during fiscal 2001.

The audit committee of the board of directors reviews our records and affairs to determine our financial condition, reviews with management and our independent auditors the systems of internal control, and monitors our adherence in accounting and financial reporting to generally accepted accounting principles. In fiscal 2001, the members of the audit committee, which met two times during the year, were Messrs. Leinfelder (Chairman), Funk, Nordeen, Quillin and Zagzebski. Mr. Funk participated in the first of the two meetings, which was held prior to his retirement from service as one of our directors in April 2001. In November 2001, the board appointed Mr. Zagzebski to the audit committee to fill the vacancy left by Mr. Funk. Mr. Zagzebski was not a member of the audit committee when either of the two 2001 meetings were held, but has participated in all subsequent audit committee meetings.

The stock option committee of the board of directors reviews and approves the granting of options and restricted stock under our stock incentive plans and administers such plans. In fiscal 2001, the stock option committee consisted of Messrs. Luby (Chairman), Lommen, Rundle and Ms. Davenport. The stock option committee met six times during fiscal 2001.

Our entire board of directors acted as a nominating committee for the selection of nominees for director to stand for election at the annual meeting. The board met once during fiscal 2001 to consider director nominees for the 2001 annual meeting. In January 2002, the board, acting as the nominating committee, considered nominations for directors to be elected at the 2002 annual meeting. Our bylaws allow for shareholder nominations of directors and require such nominations to be made in accordance with specific procedures. See "Matter 1: Election of Directors—Shareholder Nominations."

EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS

The following table sets forth certain information with respect to our executive officers who are not directors.

Name	Age	Principal Occupation
Joseph M. Konradt	45	Executive Vice President of the Bank (Community Banking Group Manager) since March 2001; Senior Vice President of the Bank (Retail Banking Division Manager) from March 1992 until March 2001; Vice President of the Bank from June 1989 until March 1992; Vice President of First Federal Savings Bank of La Crosse from 1986 until June 1989 and prior thereto Director of Marketing of First Federal Savings Bank of La Crosse.
Bradford R. Price	48	Executive Vice President and Secretary of the Company and the Bank (Corporate Administration and Operations Group Manager) since March 2001; Executive Vice President and Secretary of the Company and the Bank (Residential Lending Division Manager) from March 1992 until March 2001; Senior Vice President and Secretary of the Company and the Bank from June 1989 until March 1992; Senior Vice President and Secretary of First Federal Savings Bank of La Crosse from 1986 until June 1989 and prior thereto Secretary and Vice President-Lending of First Federal Savings Bank of La Crosse.
Robert P. Abell	53	Senior Vice President of the Bank (Commercial Real Estate Lending Division Manager) since March 1992; Vice President of the Bank from June 1989 until March 1992; Vice President-Commercial Real Estate Lending of First Federal Savings Bank of La Crosse from December 1987 until June 1989.
Michael W. Dosland	42	Senior Vice President, Treasurer and Chief Financial Officer of the Company and the Bank (Finance and Treasury Division Manager) since February 2001; Vice President and Controller of the Company and the Bank from March 1992 until February 2001; Controller of the Company and the Bank since June 1989 and prior thereto, Controller of First Federal Savings Bank of La Crosse from 1987 until June 1989.
Milne J. Duncan	53	Senior Vice President of the Bank (Human Resources Division Manager) since March 1992; Vice President of the Bank from June 1989 until March 1992; Vice President of First Federal Savings Bank of La Crosse from 1986 until June 1989.

BENEFICIAL OWNERSHIP OF COMMON STOCK BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of shares of our common stock as of March 1, 2002 (except as otherwise noted below) by (i) each shareholder known to us to beneficially own more than 5% of the shares of our outstanding common stock, as disclosed in certain reports regarding such ownership filed with the SEC in accordance with Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, (ii) each of our directors and director nominees, (iii) each of our executive officers appearing in the summary compensation table below, and (iv) all of our directors and executive officers as a group.

	Shares of Common Stock Beneficially Owned[1]	
Name	Number	Percent of Class
Gail K. Cleary and related persons and entities[2] c/o Cleary Management Corporation 301 Sky Harbour Drive La Crosse, Wisconsin 54603	1,253,175	6.3%
Directors:		
Marjorie A. Davenport[3]	29,200	*
John F. Leinfelder[3]	113,192	*
Richard T. Lommen[3]	276,700	1.4
Patrick J. Luby[3]	129,356	*
David C. Mebane[3]	49,383	*
Dale A. Nordeen[3]	125,984	*
Phillip J. Quillin[3]	157,438	*
Jack C. Rusch[3], [4], [5], [6]	421,605	2.1
Thomas W. Schini[3], [4], [5], [6]	749,331	3.7
Edwin J. Zagzebski[3]	53,028	*
Executive officers who are not Directors:		
Bradford R. Price[3], [4], [5], [6]	374,561	1.9
Joseph M. Konradt[3], [4], [5], [6]	158,078	*
Robert P. Abell[3], [4], [5], [6]	100,495	*
All directors and executive officers as a group (16 persons)[3], [4], [5], [6]	2,892,652	14.1%

* *Represents less than 1% of the total number of shares of common stock outstanding.*

(1) For purposes of this table, pursuant to rules promulgated under the Securities Exchange Act, an individual is considered to beneficially own shares of common stock if he or she, directly or indirectly, has or shares (1) voting power, which includes the power to vote or to direct the voting of the shares; or (2) investment power, which includes the power to dispose or direct the disposition of the shares. Unless otherwise indicated, includes shares of common stock held directly by the individual as well as by members of such individual's immediate family who share the same household, shares held in trust and other indirect forms of ownership over which shares the individual effectively exercises sole or shared voting and/or investment power. Fractional shares of common stock held by certain executive officers under the First Federal Capital Corp Employee Stock Ownership Plan (the "ESOP") and the First Federal Savings Bank La Crosse-Madison Savings Investment Plan (the "401(k) Plan") have been rounded to the nearest whole share.

(Footnotes Continued on Following Page)

(2) Gail K. Cleary possesses sole or shared voting and dispositive power individually or by trust with respect to the indicated shares. Beneficial ownership of the shares of common stock is as follows: Gail K. Cleary (IRA) – 82,498 shares; the Gail K. Cleary Trust – 697,939 shares; the Russell G. Cleary Marital Trust – 200,000 shares; the Cleary-Kumm Foundation, Inc., a charitable foundation – 219,938 shares; and the Roy E. Kumm Family Trust – 52,800 shares.

(3) Includes shares of common stock that the named individuals and certain executive officers have the right to acquire within 60 days of the voting record date pursuant to the exercise of stock options as follows: Ms. Davenport – 22,200; Mr. Leinfelder – 26,400; Mr. Lommen – 8,800; Mr. Luby – 17,600; Mr. Mebane – 8,800; Mr. Nordeen – 0; Mr. Quillin – 26,396; Mr. Rundle – 17,600; Mr. Rusch – 73,700; Mr. Schini – 80,250; Mr. Zagzebski – 8,800; Mr. Price – 51,067; Mr. Konradt – 46,400 and Mr. Abell – 27,000. Does not include options for shares of common stock that do not vest within 60 days of the voting record date that have been awarded to executive officers and directors under our stock option plans.

Does not include shares of common stock that the named individuals will have the right to acquire within 60 days of the voting record date if the 2002 Directors' Option Plan is approved and the nominees for director are elected or reelected by the shareholders at the annual meeting (due to immediate vesting of all non-discretionary options granted to the directors upon election or reelection): Mr. Leinfelder – 8,800; Mr. Mebane – 8,800.

(4) Includes shares of common stock awarded under our stock incentive plans, which are subject to vesting requirements. Recipients of restricted stock awards may direct voting prior to vesting.

(5) Includes shares of common stock allocated to the accounts of executive officers pursuant to the 401(k) Plan, for which such individuals possess shared investment power and shared voting power over the shares of common stock allocated to their own account, of which approximately 1,438 shares are allocated to accounts of the executive officers named in the summary compensation table as follows: Mr. Rusch – 0; Mr. Schini – 0; Mr. Price – 0; Mr. Konradt – 8; and Mr. Abell – 1,430.

(6) Includes shares of common stock allocated to certain executive officers under the ESOP, for which such individuals possess shared voting power, of which approximately 124,776 shares were allocated to executive officers named in the summary compensation table as follows: Mr. Rusch – 24,443; Mr. Schini – 40,732; Mr. Price – 23,982; Mr. Konradt – 18,001; and Mr. Abell – 17,618.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our officers and directors, and persons who own more than ten percent of the shares of our common stock outstanding, to file reports of ownership and changes in ownership with the SEC and the NASD by certain dates. Officers, directors and greater than ten percent shareholders are required by regulation to furnish us with copies of all Section 16(a) forms they file. Based upon review of the information provided to us, we believe that during fiscal 2001, our officers, directors and greater than ten percent shareholders complied with all Section 16(a) filing requirements, except for one inadvertent failure by Mr. Reinke to timely report on a Form 4 one acquisition of our common stock as the result of his exercise of stock options, which acquisition and exercise of stock options were subsequently reported on a Form 4.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Executive Compensation

During fiscal 2001, the Company did not pay separate compensation to our executive officers. The following table summarizes the total compensation paid by the Bank to our Chief Executive Officer and our next four highest paid executive officers whose compensation, based on salary and bonus, exceeded $100,000 during fiscal years 2001, 2000 and 1999.

Summary Compensation Table

		Annual Compensation[3]		Long-Term Compensation Awards		
Name and Principal Position	Year	Salary[1]	Bonus[2]	Value of Restricted Stock Awards[4][5]	Number of Shares Subject to Options[6]	All Other Compensation[7]
Jack C. Rusch	2001	$ 306,250	$ 142,750	$ 138,424	67,500	$ 10,474
President and	2000	219,392	112,244	165,000	60,000	10,451
Chief Executive Officer	1999	169,433	67,940	--	--	10,009
Thomas W. Schini	2001	$ 300,000	$ 76,829	$ 359,936	10,350	$ 21,494
Chairman of the Board and	2000	367,500	179,286	--	--	21,494
Senior Executive Officer	1999	350,000	175,224	--	--	21,134
Bradford R. Price	2001	$ 215,083	$ 81,785	$ 138,424	39,600	$ 9,589
Executive Vice President	2000	198,439	80,444	--	20,000	9,576
	1999	169,433	67,940	--	--	9,097
Joseph M. Konradt	2001	$ 204,110	$ 78,204	$ 127,776	37,800	$ 9,129
Executive Vice President	2000	185,628	72,400	--	15,000	9,111
	1999	158,333	63,500	--	--	8,667
Robert P. Abell	2001	$ 141,500	$ 39,484	$ 87,846	21,600	$ 9,355
Senior Vice President	2000	133,288	38,921	--	--	9,337
	1999	125,800	37,800	--	--	8,763

(Footnotes Continued on Following Page)

(1) Includes compensation earned and deferred by the named executive officers pursuant to the 401(k) Plan.

(2) Our executive officers receive cash bonus compensation under the First Federal Savings Bank La Crosse-Madison Annual Incentive Bonus Plan (the "Annual Bonus Plan"), which is based upon the Bank's performance. See "Compensation Committee Report." For fiscal 2001, 2000 and 1999, all bonus compensation paid to the named executive officers was made pursuant to the Annual Bonus Plan.

(3) Perquisites provided to the named executive officers by us did not exceed the lesser of $50,000 or 10% of each named executive officer's total annual salary and bonus during the fiscal years indicated, and accordingly, are not included.

(4) Amounts shown in this column represent the value of shares of common stock awarded to the named executive officers based upon the closing market price of our common stock on the date of grant. No shares of restricted stock were awarded during fiscal year 1999. The amounts indicated for fiscal 2000 and fiscal 2001 represent:

- The aggregate value of 15,000 shares of restricted stock awarded to Mr. Rusch in connection with his appointment as President of the Company and the Bank in fiscal 2000 that is subject to the following vesting schedule: (i) 5,000 - 8/1/01; (ii) 5,000 – 8/1/02; and (iii) 5,000 – 8/1/03;

- The aggregate value of restricted stock awarded pursuant to the 2001-2003 long-term incentive plan in April 2001: (i) Mr. Rusch - 10,400 shares; (ii) Mr. Schini – 25,600 shares; (iii) Mr. Price - 10,400 shares; (iv) Mr. Konradt - 9,600 shares; and (v) Mr. Abell - 6,600 shares. Restricted stock grants vest 50% each year commencing on the first anniversary of the award date.

(5) At December 31, 2001, the aggregate value of restricted (unvested) stock holdings by Messrs. Rusch, Schini, Price, Konradt and Abell was $483,560, $401,920, $326,560, $301,440 and $207,240, respectively, based on a total of 30,800, 25,600, 20,800, 19,200 and 13,200 shares awarded in fiscal 2001 and 2000, respectively, which were unvested on December 31, 2001, and the closing market price of our common stock on that date ($15.70 per share). Recipients of restricted stock awards are entitled to vote and receive payment of any dividends on unvested shares of common stock. For a further discussion of the Company's long-term incentive plans, see "Compensation Committee Report."

(6) Amounts shown in this column represent the total number of shares of common stock subject to options granted to the named executive officers under our long-term stock incentive plans during the fiscal years 2000 and 2001. No options were granted to the named individuals in fiscal 1999.

(7) Amounts shown in this column represent the Bank's contributions on behalf of the named executive officers under the 401(k) Plan, the ESOP, the Executive Life Bonus Plan ("Life Bonus Plan"), and disability insurance premiums paid by the Bank for fiscal 2001, 2000 and 1999. The amounts shown for each individual for fiscal 2001 are derived from the following figures: (i) Mr. Rusch - $5,100 - matching contribution under the 401(k) Plan, $2,550 - ESOP contribution, $1,838 - Life Bonus Plan payment, and $986 - disability premium; (ii) Mr. Schini - $5,100 matching contribution under the 401(k) Plan, $2,550 - ESOP contribution, $12,980 - Life Bonus Plan payment, and $864 - disability premium; (iii) Mr. Price - $5,100 matching contribution under the 401(k) Plan, $2,550 - ESOP contribution, $1,270 - Life Bonus Plan payment, and $669 - disability premium; (iv) Mr. Konradt - $5,100 - matching contribution under the 401(k) Plan, $2,550 - ESOP contribution, $1,100 - Life Bonus Plan payment, and $379 - disability premium; and (v) Mr. Abell - $5,100 - matching contribution under the 401(k) Plan, $2,550 - ESOP contribution, $956 - Life Bonus Plan payment, and $749 - disability premium.

Stock Options

As of December 31, 2001, we had 1,171 officers and employees eligible to participate in our current stock option and incentive plans, which include the First Federal Capital Corp 1989 Stock Incentive Plan, the First Federal Capital Corp 1992 Stock Incentive Plan, the First Federal Capital Corp 1992 Stock Option and Incentive Plan (f/k/a the Rock Financial Corp. 1992 Stock Option and Incentive Plan) and the First Federal Capital Corp 1997 Stock Option and Incentive Plan (collectively, the "Stock Option and Incentive Plans"). As of December 31, 2001, 3,746,854 shares of common stock had been granted under the Stock Option and Incentive Plans (either in the form of option grants or restricted stock awards) and a total of 729,104 shares of common stock were available for granting.

The following table sets forth certain information concerning individual grants of stock options to certain of the executive officers named in the summary compensation table during fiscal 2001.

Option Grants In Last Fiscal Year

Individual Grants

Name	Options Granted[1]	% of Total Options Granted to Employees in Fiscal Year[2]	Per Share Exercise Price ($/Sh)[1]	Expiration Date	Grant Date Present Value[3]
Jack C. Rusch	67,500	17.7%	$14.06	04/24/11	$284,850
Thomas W. Schini	10,350	2.7	$14.06	04/24/11	43,677
Bradford R. Price	39,600	10.4	$14.06	04/24/11	167,112
Joseph M. Konradt	37,800	9.9	$14.06	04/24/11	159,516
Robert P. Abell	21,600	5.7	$14.06	04/24/11	91,152

(1) The options granted are subject to a vesting schedule under the stock option plans and are exercisable as follows: (i) Mr. Rusch: 22,500 – 04/24/02, 22,500 – 04/24/03, 22,500 – 04/24/04; (ii) Mr. Schini: 3,450 – 04/24/02, 3,450 – 04/24/03, 3,450 – 04/24/04; (iii) Mr. Price: 13,200 – 04/24/02, 13,200 – 04/24/03, 13,200 – 04/24/04; (iv) Mr. Konradt: 12,600 – 04/24/02, 12,600 – 04/24/03, 12,600 – 04/24/04; and (v) Mr. Abell: 7,200 – 04/24/02, 7,200 – 04/24/03, 7,200 – 04/24/04.

(2) Options to purchase 380,550 shares of common stock were granted to eligible participants under the Stock Option and Incentive Plans during fiscal 2001.

(3) Based upon the Black-Scholes option pricing model, adopted for use in valuing stock options, based upon the following variable assumptions: (i) a seven year expected life; (ii) a volatility statistic of 35%; (iii) a dividend yield of 3.0%; and (iv) a 6.0% risk-free interest rate. The actual value, if any, an executive may realize will depend upon the excess of the stock price over the exercise price on the date the option is exercised. There is no assurance the value realized will be at or near the value estimated by the Black-Scholes model.

The following table sets forth certain information concerning the value of unexercised stock options (at December 31, 2001) granted under the Stock Option and Incentive Plans to the executive officers named in the summary compensation table.

Aggregated Option Exercises In Last Fiscal Year And Fiscal Year-End Option Values

	Number of Unexercised Options At Fiscal Year-End		Value of Unexercised In-the-Money Options At Fiscal Year-End(1)	
Name	Exercisable	Unexercisable	Exercisable	Unexercisable
Jack C. Rusch	51,200	107,500	$123,640	$298,700
Thomas W. Schini	76,800	10,350	72,960	16,974
Bradford R. Price.......	37,866	52,434	60,975	127,609
Joseph M. Konradt	33,800	47,800	50,860	108,992
Robert P. Abell	19,800	21,600	18,810	35,424

(1) The value of unexercised in-the-money options is based upon the difference between the fair market value of the stock options ($15.70, which was the closing price on December 31, 2001) and the exercise price of the options at December 31, 2001.

Pension Plan

The Bank maintains the First Federal Savings Bank La Crosse-Madison Pension Plan (the "Pension Plan") for the benefit of our employees. The Pension Plan is a non-contributory defined benefit pension plan. All employees who are at least age 20 and who have completed twelve months of at least 1,000 hours of service with us are eligible to participate in the Pension Plan.

Benefits are generally payable under the Pension Plan upon retirement at age 65 based upon an average of an employee's five highest consecutive annual amounts of compensation during the last ten years of employment. Compensation is defined to include salary, bonuses, overtime, commissions, vacation and 401(k) and cafeteria (125) plan deferrals, and does not include expense reimbursement, non-cash or stock compensation. Benefits are calculated based on a formula that is coordinated with Social Security covered compensation. Such amounts are within 10% of the total compensation and bonus reported for the named individuals in the Summary Compensation Table above.

The maximum annual compensation which may be taken into account under the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code") (as adjusted from time to time by the Internal Revenue Service) for calculating contributions under qualified defined benefit plans is $200,000 for 2002 and the maximum annual benefit permitted under such plans is $160,000 for 2002. At December 31, 2001, Messrs. Rusch, Schini, Price, Konradt and Abell had 17.7, 42.5, 21.8, 20.6 and 14.1 years of credited service, respectively, under the Pension Plan.

The Bank's board of directors also has authorized a supplemental non-qualified retirement plan ("Supplemental Plan") to provide certain additional retirement benefits to Messrs. Rusch, Schini, Price, Konradt and Abell. The Supplemental Plan provides that Messrs. Rusch, Schini, Price, Konradt and Abell will receive a supplemental pension benefit commencing on the first day of the calendar month following their retirement equal to the dollar amount of the retirement benefit that would have been paid under the Pension Plan, 401(k) Plan and ESOP without regard to the maximum annual benefit limitation of Section 415 of the Internal Revenue Code (which is $160,000 for 2002) and the maximum annual compensation limitation in Section 401(a)(17) of the Internal Revenue Code ($200,000 for 2002). The Supplemental Plan provides that the Bank will establish a supplemental defined contribution account which shall include the amount of contributions which were not allocated to their accounts under the 401(k) Plan and ESOP because of the limitations imposed by the Internal Revenue Code. In addition to the amounts payable in the table below, the additional projected benefits under the Supplemental Plan payable to Messrs. Rusch, Schini, Price, Konradt and Abell amounted to an annual benefit at age 65 of $115,163, $115,109, $48,172, $38,070 and $0, respectively, with respect to the Pension Plan and a lump sum benefit of $28,825, $268,736, $19,923, $14,531 and $967, respectively, with respect to the 401(k) Plan and the ESOP at December 31, 2001.

The following table sets forth the estimated annual benefits payable upon retirement at age 65 in fiscal 2001 to the named executive officers under the Pension Plan and Supplemental Plan, expressed in the form of a ten year "single life" annuity benefit, based on average annual compensation and years of service classifications specified. The table does not set forth the amount of minimum annual benefits accrued by certain Pension Plan participants under the benefit plan formula previously in effect before the Pension Plan was amended.

PENSION PLAN TABLE

Average Annual Compensation	Creditable Years of Service at Age 65				
	10	15	20	25	30
$ 20,000	$ 2,500	$ 3,800	$ 5,000	$ 6,300	$ 6,300
40,000	5,200	7,800	10,300	12,900	12,900
60,000	8,900	13,300	17,700	22,200	22,200
80,000	12,600	18,900	25,100	31,400	31,400
100,000	16,300	24,400	32,500	40,700	40,700
125,000	20,900	31,300	41,800	52,200	52,200
150,000	25,500	38,300	51,000	63,800	63,800
200,000	34,800	52,200	69,500	86,900	86,900
250,000	44,000	66,000	88,000	110,000	110,000
300,000	53,300	79,900	106,500	133,200	133,200
350,000	62,500	93,800	125,000	156,300	156,300
400,000	71,800	107,700	143,500	179,400	179,400
450,000	81,000	121,500	162,000	202,500	202,500
500,000	90,300	135,400	180,500	225,700	225,700
550,000	99,500	149,300	199,000	248,800	248,800

Employment Agreements

In fiscal 2001, the Company and the Bank amended its employment agreements with Messrs. Rusch, Schini, Price, Konradt and Abell (collectively, the "Employment Agreements"). Under the Employment Agreements in effect for fiscal 2001, the base salaries for Messrs. Rusch, Schini, Price, Konradt and Abell were $315,000, $300,000, $221,500, $212,000 and $143,000, respectively. In addition to base salary, the Employment Agreements provide for payments from other incentive compensation plans, and provide for other benefits, including participation in any stock-based incentive programs of the Company and the Bank.

Messrs. Rusch, Price and Konradt's Employment Agreements with the Bank and the Company are for three years, while Mr. Abell's Employment Agreement is for two years, and Mr. Schini's expires on June 30, 2002. Each of the agreements may be extended on an annual basis for successive additional one-year periods upon the expiration of each year of the term upon review and approval by the boards of directors of the Company and the Bank.

Under the Employment Agreements, the Bank may, without further liability, terminate such employment for "cause," which includes, generally, conviction of a felony or any crime involving falsehood, fraud or moral turpitude, willful failure to perform his duties and responsibilities in accordance with written instructions approved by at least two-thirds of the board, a willful act of misconduct or violation of any law, regulation or cease and desist order which is injurious to the Bank, a willful breach of fiduciary duty involving personal profit and incompetence, personal dishonesty or material breach of the Employment Agreement by the executive. The Employment Agreements with the Company terminate on the effective date of termination of the Employment Agreements with the Bank. The Employment Agreements also provide for termination or suspension of rights granted if the executives are terminated, suspended or permanently removed for certain violations of federal laws, or if regulatory authorities were to determine that the Bank is operating in an unsafe financial condition. The Employment Agreements also contain covenant-not-to-compete provisions that prohibit the executives from competing with a significant competitor (as defined therein) of the Company or the Bank for a period of twelve months following termination.

In the event of a termination due to death or retirement, the executive is entitled to receive only that compensation and those benefits in which he was vested as of the date of termination. In the event of termination due to disability, the executive is entitled to receipt of his base salary for the remainder of the term of the Employment Agreement, offset by the total of any disability payments received by the executive during such period under any employer disability, governmental social security, or worker's compensation program.

In the event of a termination for cause, the Company and the Bank's obligations under the Employment Agreements to Messrs. Rusch, Schini, Price, Konradt and Abell cease. In the event of termination of employment under certain circumstances, including termination without cause or other breach of the Employment Agreements by the Bank or the Company, the executive would be entitled to receive, for the remainder of the employment term (restored as of the date of termination), severance payments based on the highest rate of base salary within the three years preceding termination and the cash bonus paid in the most recently completed calendar year of employment. In addition, the executives shall be entitled to participate in all group health, dental and life insurance and certain other employee benefit plans, at no cost to the executives, for the remainder of the employment term, and to receive all other benefits in which the executive was vested as of the termination date. If the termination follows a "Change in Control," as defined in the Employment Agreements and described below, the executive may elect to receive the severance payment in a lump sum or over a period of three years from the date of Change in Control. Under the Employment Agreements with the Bank, the payments are limited, however, not to exceed such amounts that would be deemed to constitute "excess parachute payments" within the meaning of Section 280G of the Internal Revenue Code, and by any amounts paid by a subsequent employer. In addition, the executives would receive additional benefits under the Pension Plan in an amount determined as if the executive were fully vested under the Pension Plan and had accumulated the additional years of credited service under the Pension Plan that he would have received had he continued employment with the Bank for the entire employment term at the highest annual rate of base salary in effect during the twelve months immediately preceding the termination date. Assuming that average annual compensation was at each executive's existing salary level for fiscal 2001 and utilizing the bonus amounts for fiscal 2001, severance pay in the event of a Change in Control would amount to $1,373,250, $188,415, $909,855, $870,612 and $364,968 for Messrs. Rusch, Schini, Price, Konradt and Abell, respectively.

The Employment Agreements define a "Change in Control" to include a change in control under certain federal laws regardless of whether approval of the Change in Control is required under such laws and whether resulting from merger, consolidation, reorganization, acquisition of the Bank or its assets, or any other event. The following other circumstances involving a Change in Control of the Bank which, if they occur, also provide the executives with termination benefits under the Employment Agreements: (i) termination of an executive officer's employment other than for cause after a Change in Control; (ii) resignation by an executive officer following a significant change in the nature or scope of his authorities or duties; (iii) a reassignment to duties in a location more than 25 miles from the location of the executive officer's principal office immediately before such Change in Control; and (iv) a determination by an executive officer that, as a result of such Change in Control and subsequent changes in the circumstances of his employment, he is unable to exercise effectively his prior authority or responsibility.

If the severance benefits payable following a Change in Control would constitute "parachute payments" within the meaning of Section 280G of the Internal Revenue Code, and the present value of such "parachute payments" equals or exceeds three times the executives' average annual compensation for the five calendar years preceding the year in which the Change in Control occurred, the severance benefits shall be reduced to an amount equal to the present value of 2.99 times the average annual compensation paid to the executive during the five years immediately preceding such Change in Control. The Employment Agreements with the Company provide that the Company will pay to the executives the entire amount of any unpaid severance that is not paid to them as a result of the Change in Control restrictions under their Employment Agreements with the Bank. In addition, under applicable law, a 20% excise tax would be triggered by change-in-control related payments that equal or exceed three times the executives' annual compensation over the five years preceding the Change in Control. The Employment Agreements with the Company provide that to the extent payments related to a Change in Control are subject to the excise tax, the Company will provide the executives with an additional amount sufficient to enable them to retain the full value of the Change in Control benefits as if the excise tax had not applied.

Effective January 1, 2001, Mr. Schini retired from his position as our Chief Executive Officer. Mr. Schini continues to serve as our Chairman of the Board of Directors and as a Senior Executive Officer pursuant to the terms of employment agreements entered into with the Company and the Bank effective January 1, 2001. The agreements provide that from January 1, 2001 until June 30, 2002, Mr. Schini will serve as Chairman of the Board of Directors of the Company (subject to re-election as a director in April 2002) and Chairman of the Board of Directors of the Bank and will further serve the Company and the Bank in a consultative role and on special projects. Through June 30, 2002, Mr. Schini will be compensated at a base salary of $300,000 per year, which will not be reduced during the initial term of the agreement. After June 30, 2002, the agreements may be renewed for one-year terms by action of the board of directors of the Company and the Bank. In addition to base salary, the agreements provide for other benefits generally made available to other of our executive officers, including benefits under any bonus or stock-based incentive plans. If Mr. Schini retires, dies or becomes disabled, he or his estate will be entitled to any compensation and benefits to which he was entitled through his termination date. If Mr. Schini is terminated for cause, he will not be entitled to any severance payment; however, he will be entitled to any benefits in which he was vested as of the termination date. Mr. Schini also will be entitled to change-in-control benefits equal to the compensation due him for the remainder of his employment contract term at the time of any change-in-control.

Life Insurance Policies

The Bank's policy is to maintain a split-dollar life insurance plan for its Chief Executive Officer. In 2001, the Bank purchased a $350,000 split-dollar life insurance policy on the life of Jack Rusch, in accordance with the Bank's policy after he became CEO.

Annually, the participant recognizes taxable income to the extent of the assumed term cost of the coverage. At the earlier of the 15th anniversary of the policy or death of the participant, the Bank's share of the death benefit will be sufficient to recover all premium costs associated with the plan, with the participant's beneficiary receiving any excess of the death benefit amount. For 2001, the amount of income attributable for a split-dollar insurance plan was $385 for Mr. Rusch. This amount is included in the "All Other Compensation" column in the Summary Compensation Table above.

The Bank also made a life insurance benefit previously maintained for Mr. Schini permanent in connection with his relinquishment of the CEO position. The existing benefit was converted into a $500,000 split-dollar policy on the joint lives of Mr. Schini and his spouse. At the earlier of the 15th anniversary of the policy or second-to-die of Mr. Schini or his spouse, the Bank's share of the death benefit will be sufficient to recover all premium costs associated with the plan, with the participant's beneficiary receiving any excess of the death benefit amount.

In addition, the Bank waived Mr. Schini's right to a portion of his SERP benefit in consideration for receipt of a life insurance policy on the joint lives of Mr. Schini and his spouse. The benefit amount of the SERP-conversion policy will depend upon the amount of coverage that can be purchased based on the final value of Mr. Schini's SERP benefit account determined as of June 30, 2002. The account will be valued at market value as of that date. The Bank will not be responsible for any premium obligation with respect to the policy so obtained, except for payment of premiums equal to the present value amount of said SERP value.

Compensation of Directors

Board Fees

Each member of the board of directors of the Company who is not a full-time employee is paid an annual retainer of $10,000. In addition, each non-employee director of the Company who also is a member of the board of the Bank is paid an annual retainer of $10,000 for services rendered to the Bank. The Bank also contributes towards health insurance premiums on behalf of certain directors who previously have so elected, which are taxable to the directors. Participation in the Bank's health insurance plans is no longer offered to existing or new directors who have not previously elected to participate in such plans.

Directors' Deferred Compensation Program

We maintain plans under which members of the boards of directors may elect to defer receipt of all or a portion of their directors' fees. Under the plans, we are obligated to repay the deferred fees, in the manner elected by the participating director, together with interest at a stated rate. The repayments generally will commence upon the participating director's resignation from the board, although the participating director may elect to receive repayments at an earlier time. During fiscal 2001, no director deferred funds pursuant to these deferred compensation plans.

Stock Option Plans

The Company adopted the 1989 Directors' Stock Option Plan and the 1992 Directors' Stock Option Plan (collectively, the "Directors' Plans"), which provide for the grant of compensatory stock options to non-employee directors of the Company and the Bank. The 1992 Directors' Stock Option Plan expired on January 25, 2002. The proposed 2002 Directors' Option Plan has been adopted by the board of directors and is being submitted for shareholder approval at the annual meeting. Pursuant to the Directors' Plans and the 2002 Directors' Option Plan, each director of the Company or the Bank who is not also an employee of ours is granted a compensatory stock option to purchase 8,800 shares of common stock upon election or reelection to the boards of directors. The 2002 Directors' Option Plan also authorizes discretionary grants of options to purchase shares of common stock.

COMPENSATION COMMITTEE REPORT

The Compensation Committee Report will not be deemed incorporated by reference by any general statement into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent we specifically incorporate such information by reference, and will not otherwise be deemed filed under the Securities Act or the Securities Exchange Act.

Compensation Committee

The Bank's Personnel and Compensation Committee (the "Committee") is responsible for recommending to the Board of Directors of the Bank the levels of compensation and benefits (excluding stock option grants and restricted stock awards) for executive officers of the Bank. The Stock Option Committee of the Company reviews and approves the grant of options and restricted stock awards pursuant to the Company's stock incentive plans.

Under rules established by the SEC, the Company is required to provide certain data and information regarding the compensation and benefits provided to the Company's Chief Executive Officer ("CEO") and certain other executive officers of the Company. The rules require compensation disclosure in the form of tables and a report by the Compensation Committee of the Company which explains the rationale and considerations that led to fundamental decisions affecting such individuals. The Committee has prepared the following report, at the direction and approval of the Board of Directors of the Company, for inclusion in this Proxy Statement.

Compensation Committee Interlocks and Insider Participation

For the fiscal year ended December 31, 2001, the Committee consisted of the same independent directors who are neither officers nor employees of the Company or the Bank ("Outside Directors") and who serve on the Company's Stock Option Committee (Directors Davenport, Lommen, Luby and Rundle). Mr. Rundle served as Chairman of the Committee and Mr. Luby served as Chairman of the Company's Stock Option Committee. There are no interlocks, as defined under the rules and regulations of the SEC, between the Committee, the Company's Stock Option Committee and corporate affiliates of members of such committees.

Executive Compensation Policies and Plans

The Committee uses the concept of total compensation in structuring a combination of base salary, incentive bonus, long-term compensation and perquisites for executive officers. It is the intent of the Committee to recommend a base salary for executive officers that is comparable to the median pay level of executives of similarly sized financial institutions based upon available competitive market data. The Committee uses outside consultants and published compensation survey data to review competitive rates of pay, to establish salary ranges and to recommend base salary and bonus pay levels. Based upon such review, for fiscal 2001, the average increase in base salary for the three highest paid executive officers (other than Messrs. Rusch or Schini) was 8.0%. The Company's executives, in general, will receive a level of compensation (base salary plus cash incentive bonus) at or above the median annual compensation paid by financial competitors of the Company only when the Company meets or exceeds the median return on assets ("ROA") and return on equity ("ROE") levels of its peer group.

The Committee also recognizes that "compensation" (as that term is defined in Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code")) in excess of $1,000,000 per year to an executive officer is not deductible by the Company unless such compensation is performance-based compensation approved by the shareholders of the Company and thus, is not "compensation" for purposes of complying with the limit on deductibility. The Committee has been advised that no executive officer of the Company received compensation in fiscal 2001 that will result in the loss of a corporate federal income tax deduction under Section 162(m) of the Internal Revenue Code.

Both short-term and long-term incentive plans are used to reward executive officers for the Company's performance relative to identified peer groups. Short-term incentive compensation, paid in the form of annual cash bonuses, is determined pursuant to factors outlined in the First Federal Savings Bank La Crosse-Madison Annual Incentive Bonus Plan (the "Annual Bonus Plan"). Long-term incentive compensation, paid in the form of restricted stock awards and stock option grants, is determined pursuant to factors outlined in the Company's long-term performance award plans. The Board of Directors of the Company reviews and approves of the terms of the Annual Bonus Plan on an annual basis and the terms of the long-term award plans every three years.

Annual Bonus Plan

The factors used in measuring the Company's performance under the Annual Bonus Plan are a weighted combination of ROA and ROE. In general, a payment pursuant to the terms of the Annual Bonus Plan is made only after the Company's financial performance equals or exceeds median peer group financial performance. The peer group includes a group of similarly sized publicly traded thrifts. The Board of Directors reviews the terms of the Annual Bonus Plan each year and establishes the threshold, target and maximum ROA and ROE levels, and percentage of incentive award to be based upon ROA and ROE, respectively, after evaluation of the Company's strategic business plan and other factors the Board deems appropriate. Cash bonus payments are made to participants at the end of the fiscal year based upon the Company's projected performance levels relative to the peer group and, if necessary, additional payments are made at the beginning of the following fiscal year to reflect actual performance.

For fiscal 2001, ROA accounted for 25% and ROE accounted for 75% of the total cash incentive award opportunity. Executive officers are eligible to earn incentive compensation based on the Company achieving threshold, target and maximum ROA and ROE performance at the 50th percentile, 65th percentile and 80th percentile, respectively, of the peer group. In general, if financial performance is below the threshold level, no incentive compensation will be earned. Individual award targets vary by executive group (CEO, Executive Vice

Presidents, Senior Vice Presidents and Department Managers) and are established as a percentage of base salary. However, even if the Company's performance exceeds the target ratios of the peer group, the Board of Directors of the Company and the Bank can elect to reduce or cancel incentive payments if the Company's ROE does not equal or exceed a "risk-free rate of return" defined to be 110% of the average one-year treasury bill rate for the plan year. In addition, the performance measures may be adjusted in any fiscal year if the Board of Directors approves management strategic proposals or directs management to implement strategic proposals designed to enhance the long-term performance of the Company but which would materially impact payments under the Annual Bonus Plan.

For fiscal 2001, the Company is projected to achieve financial performance objectives that exceed the 65th percentile for ROA and the 80th percentile for ROE relative to the Annual Bonus Plan peer group. Based on the Company's projected financial performance, cash bonuses were paid to Annual Bonus Plan participants in fiscal 2001 representing part of the ROA and ROE components of their 2001 bonus award. The balance of the 2001 incentive cash bonus will be paid in fiscal 2002 when final peer data is available. In April 2001, the balance of cash bonus payments were made to participants in the Annual Bonus Plan representing the Company's performance for fiscal 2000, which was at the 71st percentile for ROA (1.09%) and 95th percentile for ROE (17.01%). The aggregate pay-out to all participants under the Annual Bonus Plan in fiscal 2001 was $669,959, which represented aggregate bonus compensation of $627,400 attributable to performance in fiscal 2001 and $42,559 attributable to performance in fiscal 2000. The average bonus earned under the Annual Bonus Plan in fiscal 2001 by the four highest paid executive officers at year-end (other than Mr. Rusch) was 36.7% of their base salaries compared to 39.0% in fiscal 2000.

Long-Term Award Plan: 2001-2003 Plan Period

In fiscal 2001, the Board of Directors of the Company reviewed and approved the terms of the First Federal Capital Corp Long-Term Performance Award Plan (2001-2003) (the "Long-Term Award Plan") which provides for the grant of stock options and awards of restricted stock. The purpose of the Long-Term Award Plan is to strengthen the link between executive compensation and long-term organization performance. In determining appropriate stock option grants and stock awards, the Stock Option Committee considers the executives' contribution toward institutional performance and the executives' expected contribution toward meeting the organization's long-term strategic goals as well as industry practice. Any value received by the executive from an option grant and any increase in the value of a stock award is a function of any increase in the price of the Common Stock. As a result, the value of the long-term compensation is directly aligned with increased stockholder value. The total of targeted or projected values of long-term awards at the date of the grant is set considering observed market practices for similar institutions in the financial industry.

Pursuant to the Long-Term Award Plan, the Company's financial performance is measured by comparing the Company's average ROE over a three-year performance period to the average ROE of all publicly traded thrifts (as defined by the SNL Securities database of publicly traded thrifts) over the same period. Executive officers are granted stock options and awarded restricted stock based upon the Company achieving threshold, target and maximum ROE performance at the 50th percentile, 75th percentile and 90th percentile, respectively, of all publicly traded thrifts. Individual award targets vary by executive group (CEO, Executive Vice Presidents and Senior Vice Presidents) and are established as a percentage of base salary. Department Managers also are eligible to participate and may be awarded stock options and restricted stock at the discretion of the Stock Option Committee.

Under the Long-Term Award Plan, stock options are granted at the beginning of the performance period, with no additional awards or award adjustment made during the performance cycle or at the end of the performance period. The options vest at the rate of 33% over a three-year period from the date of grant. The exercise price of the options is established at the fair market value of the Company's Common Stock on the date of grant. Restricted stock is awarded on an annual basis at the end of each "annual performance period" within the three-year plan period after the Company's annual ROE performance is assessed relative to the peer group annual ROE. The number of restricted shares granted annually will depend upon the Company's performance relative to the thrift peer group, with participants eligible to receive a number of shares depending upon the Company's performance relative to the threshold, target or maximum levels noted above. Restricted stock grants will vest 50% each year commencing on the first anniversary of the award date. The Stock Option Committee may elect to not award restricted stock in any year if the Company's average one-year ROE is below a "risk-free rate of return" defined to be 110% of the average three-year treasury bill over the performance period.

In fiscal 2001, pursuant to the Long-Term Award Plan (2001-2003), options to acquire 215,550 shares of Common Stock were granted to executive officers of the Company (including the CEO). No shares of restricted stock were granted in fiscal 2001 under the Long-Term Award Plan for the 2001-2003 plan period. Shares of restricted stock will be granted to executive officers in April 2002 under the 2001-2003 plan, based upon the Company's ROE for fiscal 2001 relative to the thrift peer group.

Long-Term Award Plan: 1998 - 2000 Plan Period

In fiscal 1998, pursuant to the Long-Term Performance Award Plan (1998-2000), options to acquire 204,000 shares of Common Stock (adjusted for the June 1998 2-for-1 stock split) were granted to executive officers of the Company (including the CEO and Chairman of the Board), and 68,000 shares of restricted stock (adjusted for the June 1998 2-for-1 stock split) were contingently awarded to such executive officers, subject to the Company achieving ROE during the 1998-2000 plan period that equals or exceeds the 75th percentile of the Company's publicly traded thrifts peer group.

For the 1998-2000 plan period, relative to the peer group of publicly traded thrifts, the Company achieved an average ROE percentile ranking of 94.33%, exceeding the 75th percentile. Therefore, in fiscal 2001, additional restricted stock awards for 68,000 shares of Common Stock were made to executive officers of the Company (other than the CEO) as final payment under the Company's long-term performance award plan for the 1998-2000 plan period. With the exception of the grants to Mr. Schini, all restricted stock awards for the 1998-2000 plan period are subject to a two-year vesting period with 50% of the award vesting on January 1 of each year in 2002 and 2003. Of the 51,200 shares of restricted stock awarded to Mr. Schini for the 1998-2000 period (25,600 shares awarded in fiscal 1998 and 25,600 shares awarded in fiscal 2001), 25,600 shares vested 100% on April 24, 2001 and 25,600 vested 100% on January 1, 2002. The modifications to Mr. Schini's vesting schedule were approved by the Board of Directors due to his proposed retirement in June 2002 (which would result in his unvested restricted stock grants becoming 100% vested as of the effective date of his retirement). If all of Mr. Schini's unvested restricted stock award vested in 2002, the Company may have exceeded established IRS limits on deductibility of compensation for that year (depending upon the value of the restricted stock as of the date of his retirement) and in such event, the Company would lose the corresponding compensation deduction for 2002. Therefore, the Board approved the foregoing modification to Mr. Schini's vesting schedule to avoid the problem of lost compensation deductions.

Shares of restricted stock and stock options granted pursuant to the Company's Long-Term Award Plans are made from shares of Common Stock reserved for issuance under the First Federal Capital Corp. 1992 Stock Incentive Plan, the Rock Financial Corp. 1992 Stock Option and Incentive Plan (which was assumed by the Company in connection with the Rock Merger) and the First Federal Capital Corp. 1997 Stock Option and Incentive Plan (collectively, the "Stock Option and Incentive Plans"). Under the Stock Option and Incentive Plans, the Stock Option Committee also may authorize discretionary awards irrespective of whether the performance criteria set forth in the Long-Term Award Plan are met and may authorize discretionary awards for such other incentive/reward purposes as it may deem advisable from time to time.

President and CEO Compensation

Mr. Jack C. Rusch was elected by the Board of Directors of the Company and the Bank to serve as President and Chief Operating Officer effective August 1, 2000 and as Chief Executive Officer effective January 1, 2001. Mr. Rusch's cash compensation (salary and bonus) for fiscal 2001 consisted of competitively determined base salary as well as the payment of cash incentive bonus based upon the Company's fiscal 2001 financial performance. Mr. Rusch's base salary was increased from $275,000 (from August through December 31, 2000) to $300,000 in January 2001, and was increased to $315,000 in August 2001. The base salary adjustments reflected the Committee's recommendation to pay him a base salary that was representative of comparable financial institutions of similar asset size and performance. The adjustment in base salary also was made due to Mr. Rusch assuming the role of both President and CEO on January 1, 2001.

During fiscal 2001, cash incentive bonus of $142,750 was paid to Mr. Rusch. This payment represented his fiscal 2001 bonus ($135,400) as well as the balance of his fiscal 2000 bonus ($7,350) under the Company's Annual Bonus Plan. As noted above, the 2000 cash bonus component of the payment reflected the Company's financial performance relative to its peer group which data was at the 71st percentile for ROA (1.09%) and 95th percentile for ROE (17.01%). The Company is projected to achieve financial performance objectives for fiscal 2001 that exceed the 65th percentile for ROA and the 80th percentile for ROE relative to the Annual Bonus Plan peer group. Incentive cash compensation paid to Mr. Rusch in 2001 was 46% of base compensation compared to 42.0% of base compensation in 2000.

In fiscal 2001, Mr. Rusch also was awarded 10,400 shares of Common Stock as final payment under the Company's long-term performance award plan for the 1998-2000 plan period. As noted above, relative to a peer group of publicly traded thrift institutions, the Company achieved an average ROE percentile ranking of 94.33% for the 1998-2000 plan period, exceeding the target 75th percentile performance. The award is subject to a two-year vesting period with 50% of the award vesting on January 1 of each year in 2002 and 2003.

During fiscal 2001, Mr. Rusch was granted options to purchase 67,500 shares of Common Stock pursuant to the Company's Long-Term Award Plan (2001-2003). The options vest at the rate of 33⅓% over a three-year period from the date of grant.

March 2002

COMPENSATION COMMITTEE

Marjorie A. Davenport

Richard T. Lommen

Patrick J. Luby

AUDIT COMMITTEE REPORT

The Audit Committee Report will not be deemed incorporated by reference by any general statement into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent we specifically incorporate such information by reference, and will not otherwise be deemed filed under the Securities Act or the Securities Exchange Act.

Audit Committee Composition and Function

The members of the Audit Committee are appointed by the Chairman of the Board and are approved by the board of directors. At December 31, 2001, the Audit Committee was composed of four independent directors of the Company, Messrs. John F. Leinfelder (Chairman), Dale A. Nordeen, Phillip J. Quillin and Edwin J. Zagzebski. Mr. Henry C. Funk was a member of the Audit Committee until April 2001 when he retired from the board. Each of the current members of the Audit Committee is "independent" as defined by The Nasdaq Stock Market, Inc. ("Nasdaq") listing standards. These listing standards include qualitative and quantitative requirements regarding the independence and qualifications of Audit Committee members and the size of the Audit Committee.

The Audit Committee acts pursuant to a written charter adopted and approved by the board of directors on February 20, 2001. The Audit Committee is responsible for assisting the board in its oversight responsibilities regarding our auditing, accounting and financial reporting process. Consistent with this function, the Audit Committee encourages continuous improvement of, and adherence to, our policies, procedures and practices at all levels related to the financial control and reporting process. The Audit Committee's primary duties and responsibilities are outlined in the charter.

Our management team is responsible for our financial reporting process including our system of internal control, and for the preparation of consolidated financial statements in accordance with generally accepted accounting principles. Our independent auditors, Ernst & Young, are responsible for auditing our financial statements and expressing an opinion as to their conformity with generally accepted accounting principles. It is not the Audit Committee's duty or responsibility to conduct auditing or accounting reviews or procedures. The members of the Audit Committee are not employees of the Company or the Bank, and are not professionally engaged in the practice of auditing or accounting and are not experts in the fields of accounting or auditing, including the area of auditor independence. Therefore, the Audit Committee has relied, without independent verification, on management's representation that the financial statements have been prepared with integrity and objectivity and in conformity with accounting principles generally accepted in the United States of America and on the representations of Ernst & Young included in their report on our financial statements. The Audit Committee's oversight does not provide an independent basis to determine that management has maintained appropriate accounting and financial reporting principles or appropriate internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. Furthermore, the Audit Committee's considerations and discussions with management and Ernst & Young do not assure that our financial statements are presented in accordance with generally accepted accounting principles, that the audit of our financial statements has been carried out in accordance with generally accepted auditing standards or that Ernst & Young is in fact "independent."

Audit Committee Actions in Fiscal 2001

In fiscal 2001, in connection with its oversight function, the Audit Committee met with Ernst & Young. Pursuant to Statement on Auditing Standards ("SAS") No. 90 (Audit Committee Communications), Ernst & Young discussed various matters relating to our financial results for fiscal 2001 and discussed matters required to be discussed by SAS No. 61 (Communication with Audit Committees). Ernst & Young also provided the Audit Committee with the written disclosures required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), disclosing any relationships between Ernst & Young and us and stating that in its professional judgment Ernst & Young believes that it is "independent" with respect to us within the meaning of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

The Audit Committee also has reviewed written confirmations from management that there were no information technology consulting services relating to financial information systems design and implementation and internal audit services ("non-audit services") provided by Ernst & Young in fiscal 2001. The Audit Committee has considered whether the provision of such non-audit services by Ernst & Young to us is compatible with maintaining Ernst & Young's independence and has discussed with them their independence.

Each year the Audit Committee is responsible for providing the board of directors with a recommendation as to whether our annual financial statements should be included in our annual report on Form 10-K filed with the SEC. Based on the Audit Committee's discussions with our management and Ernst & Young concerning the fiscal 2001 audit, the financial statements and related review process and other matters deemed relevant and appropriate by the Audit Committee, and subject to the limitations on the role and responsibilities of the Audit Committee referred to above and in the charter, the Audit Committee met in February 2002 to issue this Audit Committee Report and recommended to the board that fiscal 2001 financial statements be included in the 2001 annual report on Form 10-K filed with the SEC.

February 2002

AUDIT COMMITTEE

John F. Leinfelder

Dale A. Nordeen

Phillip J. Quillin

Edwin J. Zagzebski

STOCK PERFORMANCE GRAPH

The following graph compares the yearly cumulative total return on our common stock over a five-year measurement period with (i) the yearly cumulative total return on the stocks included in the Nasdaq Stock Market Index (for United States companies), and (ii) the yearly cumulative total return on the stocks included in the Nasdaq Bank Stock Index. The cumulative returns set forth in each graph assume the reinvestment of dividends into additional shares of the same class of equity securities at the frequency with which dividends were paid on such securities during the applicable comparison period.

Comparison of Five-Year Cumulative Total Returns
First Federal Capital Corp



$400
$375
$350
$325
$300
$275
$250
$225
$200
$175
$150
$125
$100
First Federal Capital Corp
Nasdaq Composite Index
Nasdaq Bank Stocks
12/31/1996
4/30/1997
8/29/1997
12/31/1997
4/30/1998
8/31/1998
12/31/1998
4/30/1999
8/31/1999
12/31/1999
4/28/2000
8/31/2000
12/29/2000
4/30/2001
8/31/2001
12/31/2001

	12/31/96	12/31/97	12/31/98	12/31/99	12/31/00	12/31/01
Company common stock..........	$100.00	$219.53	$215.96	$197.36	$203.18	$227.23
Nasdaq Composite Index..........	100.00	122.15	171.24	318.72	193.85	153.53
Nasdaq Bank Stocks................	100.00	166.60	149.51	140.84	165.76	186.78

Notes to the Stock Performance Graph:

1) The lines in the graph represent monthly index levels derived from compounded daily returns that include dividends.

2) The indexes are reweighted daily using the market capitalization on the previous trading day.

3) In the monthly interval, based on the fiscal year end, is not a trading day, the preceding day is used.

4) The Index level for all series was set to $100 on December 31, 1996.

INDEBTEDNESS OF MANAGEMENT AND CERTAIN TRANSACTIONS

Prior to the enactment of the Financial Institutions Reform, Recovery, and Enforcement Act of 1989, as amended, First Federal Savings Bank of La Crosse and First Federal Savings Bank of Madison, F.S.B. followed the policy of making loans to their directors, officers and employees at preferred interest rates and fees. In accordance with current federal law, all loans to officers and directors are now made on the same terms, including interest rates, loan fees, and collateral as those prevailing at the time for comparable transactions with the general public and do not involve more than the normal risk of repayment or present other unfavorable features. During 2001, no director or executive officer had loans outstanding at preferred interest rates from us that aggregated $60,000 or more.

We intend that all transactions in the future between us and our executive officers, directors, holders of 10% or more of the outstanding shares of common stock and affiliates thereof, will contain terms no less favorable to us than could have been obtained by us in arms' length negotiations with unaffiliated persons and will be approved by a majority of outside directors not having any interest in the transaction.

SHAREHOLDER PROPOSALS FOR THE FISCAL 2003 ANNUAL MEETING

Deadline for Submission of Shareholder Proposals for Inclusion in Fiscal 2003 Proxy Materials

To be considered for inclusion in the proxy statement relating to the annual meeting to be held in April 2003, shareholder proposals must be received at our principal executive offices at 605 State Street, La Crosse, Wisconsin 54601, Attention: Bradford R. Price, Executive Vice President and Secretary, no later than November 15, 2002. If such proposal is in compliance with all of the requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended, it will be included in the proxy statement and set forth on the appointment form of proxy issued for the 2003 annual meeting. It is urged that any such proposals be sent certified mail, return receipt requested. Nothing in this section shall be deemed to require us to include in our proxy statement and proxy relating to the 2003 annual meeting any shareholder proposal which does not meet all of the requirements for inclusion established by the SEC in effect at the time such proposal is received.

Advance Notice Requirement for Any Proposal or Nomination to be Raised by a Shareholder

Shareholder proposals that are not submitted for inclusion in our proxy materials pursuant to Rule 14a-8 under the Securities Exchange Act may be brought before an annual meeting pursuant to Section 2.17 of our bylaws, which provides that business at an annual meeting of shareholders must be (a) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the board of directors, (b) otherwise properly brought before the meeting by or at the direction of the board, or (c) otherwise properly brought before the meeting by a shareholder. For business to be properly brought before an annual meeting by a shareholder, the shareholder must have given timely notice thereof in writing to our Secretary. To be timely, a shareholder's notice must be delivered to or mailed and received at our principal executive offices not less than 60 days prior to the anniversary date of the mailing of our proxy materials for the immediately preceding annual meeting. A shareholder's notice must set forth as to each matter the shareholder proposes to bring before an annual meeting (a) a brief description of the business desired to be brought before the annual meeting, (b) the name and address, as they appear on our books, of the shareholder proposing such business, (c) the class and number of shares of common stock that are beneficially owned by the shareholder, and (d) any material interest of the shareholder in such business.

Discretionary Voting of 2003 Proxies

Pursuant to Rule 14a-4(c) under the Securities Exchange Act and Section 2.17 of our bylaws, if a shareholder fails to notify us of such proposal by January 14, 2003, then the management proxies named in the form of proxy distributed in connection with our proxy statement may use their discretionary voting authority to address the proposal submitted by the shareholder, without discussion of the proposal in the proxy statement.

OTHER MATTERS

Management is not aware of any business to come before the annual meeting other than the matters described above in this proxy statement. However, if any other matters should properly come before the annual meeting or any adjournments or postponements thereof, it is intended that the proxies solicited hereby will be voted with respect to those other matters in accordance with the judgment of the persons voting the proxies.

By Order of the Board of Directors

Bradford R. Price

Bradford R. Price
Executive Vice President and Secretary

La Crosse, Wisconsin
March 15, 2002

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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from...to..
Commission file number...0-18046

FIRST FEDERAL CAPITAL CORP
(Exact name of Registrant as specified in its charter)

Wisconsin (State or other jurisdiction of incorporation or organization)	39-1651288 (IRS employer identification no.)
605 State Street La Crosse, Wisconsin (Address of principal executive office)	54601 (Zip code)

Registrant's telephone number, including area code: (608) 784-8000

Securities registered pursuant to Section 12(b) of the Act: Not Applicable

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, par value $.10 per share
Preferred Stock Purchase Rights
(Title of Class)

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period as the Registrant has been subject to such requirements), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

The aggregate value of the common stock of the Registrant that was held by non-affiliates as of March 1, 2002, was approximately $258.2 million. This amount was based on the closing price of $16.25 per share of the Registrant's common stock as of the same date.

The number of shares of common stock of the Registrant outstanding as of March 1, 2002, was 20,033,558 (net of 182,375 shares held as treasury stock).

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the 2002 Annual Meeting of Stockholders are incorporated into Part III, Items 10 through 13 of this Form 10-K.

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FORM 10-K TABLE OF CONTENTS

Forward-Looking Statements

This report includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include words and phrases such as "will likely result", "are expected to", "will continue", "is anticipated", "is estimated", "is projected", "intends to", or similar expressions. Forward-looking statements are based on management's current expectations. Examples of factors which could cause future results to differ from management's expectations include, but are not limited to, the following: general economic and competitive conditions; legislative and regulatory initiatives; monetary and fiscal policies of the federal government; general market rates of interest; interest rates on competing investments; interest rates on funding sources; consumer and business demand for deposit and loan products and services; consumer and business demand for other financial services; changes in accounting policies or guidelines; and changes in the quality or composition of the Corporation's loan and investment portfolios. Readers are cautioned that forward-looking statements are not guarantees of future performance and that actual results may differ materially from management's current expectations.

Management of the Corporation does not undertake and specifically disclaims any obligation to update any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

PART I

Item 1—Business

This section of the report contains general information about First Federal Capital Corp (the "Corporation"), its wholly-owned subsidiary First Federal Saving Bank of La Crosse-Madison (the "Bank"), and the Bank's wholly-owned subsidiaries (collectively "the reporting group"). Included in this section is information regarding the reporting group's markets and business environments, significant operating and accounting policies, practices, and procedures, as well as its competitive and regulatory environments. Information regarding the reporting group's current financial condition and results of operations is included in Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations", Part II, Item 7A, "Quantitative and Qualitative Disclosures about Market Risk", and Part II, Item 8, "Financial Statements and Supplementary Data". This section should be read in conjunction with those sections.

First Federal Capital Corp

The Corporation was incorporated under the laws of the State of Wisconsin in 1989. In that year the Corporation also became the savings and loan holding company for the Bank upon its conversion from mutual to stock form. The Corporation currently owns all of the outstanding capital stock of the Bank, which is the principal asset of the Corporation. The Corporation's principal office is located at 605 State Street, La Crosse, Wisconsin, 54601, and its telephone number is (608) 784-8000.

First Federal Savings Bank La Crosse-Madison

The Bank was founded in 1934 and is a federally-chartered, federally-insured, savings bank headquartered in La Crosse, Wisconsin. The Bank's primary business is community banking, which includes attracting deposits from and making loans to the general public, businesses, government, and professional customers. In addition to deposits, the Bank obtains funds through borrowings from the Federal Home Loan Bank of Chicago ("FHLB"), as well as through other sources such as securities sold under agreements to repurchase and purchases of federal funds. These funding sources are principally used to originate loans, including single-family residential loans, commercial real estate loans, business loans and lines of credit, consumer loans, and education loans. The Bank also purchases single-family residential and commercial real estate loans from third-party financial institutions and invests in mortgage-backed and related securities. The Bank is also an active seller of residential loans in the secondary market.

The Bank's primary market areas for conducting its activities consist of communities located in the western, south-central, and eastern portions of Wisconsin and the northern portion of Illinois, as well as contiguous counties in Iowa and Minnesota. The Bank maintains 78 banking offices in its market areas. Twenty of these offices are located in the Madison metropolitan area, six in the La Crosse metropolitan area, five in the city of Eau Claire, four in the Appleton and Wausau areas, three in the Beloit, Hudson, and Green Bay areas, and two each in the cities of Kenosha, Janesville, Neenah, Oshkosh, and Racine, Wisconsin. The Bank also maintains one banking facility in thirteen other cities located throughout its market area in Wisconsin, as well as five offices in the Rockford, Illinois, area. The Bank also has two separate residential loan production offices in Appleton, Wisconsin.

The Bank is subject to regulation and examination by the Office of Thrift Supervision ("OTS"), its chartering authority and primary regulator, and by the Federal Deposit Insurance Corporation ("FDIC"), which administers the Savings Association Insurance Fund ("SAIF"), which insures the Bank's deposits to the maximum extent permitted by law.

The Bank's principal executive offices are located at 605 State Street, La Crosse, Wisconsin, 54601, and its telephone number is (608) 784-8000. The Bank's internet site is www.firstfed.com.

Organizational Structure and Segment Reporting

In 2001, the Corporation completed a reorganization along functional lines rather than product lines. The principal components of the Corporation's organization now consist of a Community Banking Group, which has primary responsibility for the sale and delivery of all the Corporation's products and services, and a Corporate Administration and Operations Group, which has primary responsibility for product support, data and technology management, and property management. The Corporation also has a Commercial Real Estate Lending Division, which is responsible for the origination and servicing of commercial real estate loans, a Finance and Treasury Division, and a Human Resources Division. Each group or division is led by an executive officer that reports directly to the president of the Corporation.

Despite its reorganization along functional rather than product lines, the Corporation continues to account for its operations along product lines. The Corporation tracks profitability in four major areas: (i) residential lending, (ii) commercial real estate lending, (iii) consumer lending, and (iv) investment and mortgage-related securities. Residential lending is divided into two profit centers for segment reporting purposes: (i) a mortgage banking profit center that is responsible for loan origination, sales of loans in the secondary market, and servicing of residential loans, and (ii) a residential loan portfolio that consists of loans held by the Corporation for investment purposes (loans held for sale are included in the mortgage banking profit center). This profit center also includes mortgage-backed securities that are collateralized by loans that were originated by the Corporation. Commercial real estate lending consists of the Corporation's portfolio of multi-family and non-residential mortgage loans, as well as functions related to the origination and servicing of such loans. Consumer lending is divided into two profit centers for segment reporting purposes: (i) a consumer lending portfolio, which consists of the Corporation's second mortgage, automobile, and other consumer installment loans, as well as functions related to the origination and servicing of such loans, and (ii) an education loan portfolio, which also includes functions related to the origination and servicing of the loans. Finally, the Corporation's investment and mortgage-related securities portfolio is considered a profit center for segment reporting purposes. However, mortgage-backed securities collateralized by loans originated by the Corporation are included in the residential loan profit center, rather than the investment and mortgage-related securities portfolio.

The Corporation's extensive branch network, which delivers checking, savings, certificates of deposit and other financial products and services to customers, is considered a support department for segment reporting purposes.

In October 2001, the Corporation completed the acquisition of American Community Bankshares, Inc. ("ACB"). In addition, in January 2002 the Corporation announced an agreement to purchase three branch offices in Rochester, Minnesota, from another financial institution. This purchase includes the customer loans and deposits at those branches. In addition to offering products and services similar to the Corporation's existing product lines, these institutions also deliver commercial loan and deposit products and services to business customers. This represents a new line of business for the Corporation and a new reportable segment. The financial results of this new line of business have not been separately reported in 2001 due to continuing efforts to design these products on the Corporation's systems, as well as efforts to complete the integration of the operations of ACB and the three

Rochester branches. For additional discussion, refer to Notes 14 and 15 of the Corporation's Audited Consolidated Financial Statements, included herein under Part II, Item 8, "Financial Statements and Supplementary Data".

For additional discussion regarding the Corporation's reportable segments, refer to Note 13 of the Corporation's Audited Consolidated Financial Statements, included herein under Part II, Item 8, "Financial Statements and Supplementary Data", as well as Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations".

Lending Activities

General The principal categories of loans in the Corporation's portfolio are conventional real estate loans secured by single-family residences, commercial real estate loans secured by multi-family residential and non-residential real estate, consumer loans secured primarily by second mortgages on single-family residences and automobiles, government-guaranteed education loans, and commercial loans to businesses secured by varied collateral or consideration. Although the Corporation also originates single-family residential loans that are insured or partially guaranteed by federal and state agencies, the Corporation does not generally retain such loans in its residential loan portfolio. As of December 31, 2001, approximately 68% of the Corporation's total assets consisted of loans held for investment purposes.

Residential Lending Single-family residential loans accounted for approximately 36% of the Corporation's gross loans as of December 31, 2001. Applications for single-family residential and construction loans are accepted by commission-based employees of the Corporation at a number of locations (most of which are located with deposit-taking offices) and by salaried employees at a few other deposit-taking offices that are able to handle such applications.

In general, the Corporation retains in its portfolio only single-family residential mortgage loans that provide for periodic adjustments of the interest rate ("adjustable-rate mortgage loans"). These loans generally have terms of up to 30 years and interest rates which adjust every one to two years in accordance with an index based on the yield on certain U.S. government securities. A portion of these loans may guarantee borrowers a fixed rate of interest for the first three to five years of the loan's term. Furthermore, most of these loans have annual interest rate change limits ranging from 1% to 2%, maximum lifetime interest rates ranging from 11% to 17%, and minimum lifetime rates of approximately 6%. It is the Corporation's practice from time-to-time to discount the interest rate it charges on its adjustable-rate mortgage loans during the first one to five years of the loan, which has the effect of reducing a borrower's payment during such years. In addition, most of the Corporation's adjustable-rate mortgage loan agreements permit borrowers to convert their adjustable-rate loans to fixed-rate loans under certain circumstances in exchange for a fee. Upon conversion, the Corporation generally sells such loans in the secondary market.

Adjustable-rate mortgage loans decrease the Corporation's exposure to risks associated with changes in interest rates, but involve other risks because as interest rates increase, borrowers' monthly payments increase, thus increasing the potential for default. This risk has not had any adverse effect on the Corporation to date, although no assurances can be made with respect to future periods.

The Corporation occasionally purchases adjustable-rate single-family residential loans from third-party financial institutions. In general, such loans are subject to the same underwriting standards as loans originated directly by the Corporation. However, such loans are usually secured by properties located outside of the Corporation's primary market areas. The seller generally retains servicing of the loans.

Although the Corporation generally retains only adjustable-rate mortgage loans in its portfolio, it continues to originate fixed-rate mortgage loans in order to provide a full range of products to its customers. In general, such loans are originated only under terms, conditions, and documentation standards that make such loans eligible for sale to the Federal Home Loan Mortgage Corporation ("FHLMC"), the Federal National Mortgage Association ("FNMA"), the FHLB, and other institutional investors. The Corporation generally sells these loans at the time they are originated. In addition, the Corporation generally sells any adjustable-rate mortgage loans that convert to fixed-rate loans in accordance with options granted to such borrowers in the original loan documents, as previously described. Sales of mortgage loans provide additional funds for lending and other business purposes.

Sales or securitizations of mortgage loans through FHLMC and FNMA have generally been under terms that do not provide for any recourse against the Corporation by the investor. In the case of sales to the FHLB, however, the Corporation retains the credit risk on the underlying loans in exchange for a credit enhancement fee. Furthermore, the Corporation on occasion has also retained the credit risk on certain securitizations of its own loans into mortgage-backed securities ("MBSs") through FHLMC or FNMA.

The Corporation's general policy is to lend up to 80% of the independently appraised value of the property securing a first mortgage loan (referred to as the "loan-to-value ratio"). The Corporation will occasionally lend in excess of an 80% loan-to-value ratio on a first mortgage loan, but will generally require the borrower to obtain mortgage impairment insurance on the portion of the loan that exceeds 80%. The Corporation receives commission revenue from the independent insurance providers that sell such policies to the Corporation's loan customers. Beginning in 2001, premium revenue on the sale of such policies is also received through a wholly-owned, second-tier subsidiary of the Bank. This revenue is received in exchange for the subsidiary's reinsurance of a portion of the mortgage impairment risk. Refer to "Subsidiaries", below, for additional discussion.

In 2001, the Corporation began to offer loan programs to qualifying borrowers with good credit standing which will enable them to obtain a second mortgage loan from the Corporation in conjunction with their first mortgage loan. Under these programs, the combined principal balance of the loans will not exceed 100% of the property's value and the Corporation will waive the requirement for mortgage impairment insurance.

The Corporation also originates loans to individuals to construct single-family residences. Such loans accounted for approximately 3% of the Corporation's gross loans as of December 31, 2001. Construction loans may be made without commitments to purchase the property being constructed and the borrower may not have take-out commitments for permanent financing on hand at the time of origination. Construction loans generally have a maturity of 6 to 12 months and a fixed rate of interest, with payments being made monthly on an interest-only basis. Construction loans are otherwise underwritten and approved in the same manner as other single-family residential loans. Construction loans, however, are generally considered to involve a higher degree of risk than conventional residential mortgage loans. This is because the risk of loss is largely dependent on the accuracy of the initial estimate of the property's value at completion of construction, the estimated cost of construction, and the borrower's ability to advance additional construction funds, if necessary.

In addition to servicing the loans in its own portfolio, the Corporation continues to service most of the loans that it sells to third-party investors (commonly referred to as "loans serviced for others"). Servicing mortgage loans, whether for its own portfolio or for others, includes such functions as collecting monthly principal and interest payments from borrowers, maintaining escrow accounts for real estate taxes and insurance, and making such payments on behalf of borrowers when they are due. When necessary, servicing of mortgage loans also includes functions related to the collection of delinquent principal and interest payments, loan foreclosure proceedings, and disposition of foreclosed real estate.

When the Corporation services loans for others, it is compensated for these services through the retention of a servicing fee from borrowers' monthly payments. The Corporation pays the third-party investors an agreed-upon yield on the loans, which is generally less than the interest agreed to be paid by the borrowers. The difference, typically 25 basis points or more, is retained by the Corporation and recognized as servicing fee income over the lives of the loans, net of amortization of capitalized mortgage servicing rights. The Corporation also receives fees and interest income from ancillary sources such as delinquency charges and float on escrow and other funds. The Corporation also purchases mortgage servicing rights from third parties for which it retains an agreed-upon fee from borrowers' monthly payments, as previously described. The Corporation performs substantially the same services for these loans as it does on its own originations.

Management believes that servicing mortgage loans for third parties provides a natural hedge against other risks inherent in the Corporation's mortgage banking operations. That is, fluctuations in volumes of mortgage loan originations and resulting gains on sales of such loans caused by changes in market interest rates will generally be offset in part by an opposite change in loan servicing fee income. These fluctuations are usually the result of actual loan prepayment activity that is different from that which was anticipated when the related servicing rights were originally recorded. However, fluctuations in the value of mortgage servicing rights may also be caused by mark-to-market adjustments under generally accepted accounting principles ("GAAP"). That is, the value of servicing rights may fluctuate because of changes in the discount rates or future prepayment assumptions used to periodically value servicing rights. Although management believes that most of the Corporation's loans that prepay are replaced by a new loan to the same customer or even a different customer (thus preserving the future servicing cash flow), GAAP requires mark-to-market losses resulting from a change in future prepayment assumptions to be recorded in the period in which the change occurs. However, the offsetting gain on the sale of the new loan, if any, cannot be recorded under GAAP until the customer actually prepays the old loan and the new loan is sold in the secondary market. Mortgage servicing rights are particularly susceptible to unfavorable mark-to-market adjustments during periods of declining interest rates during which prepayment activity typically accelerates to levels above that which had been anticipated when the servicing rights were originally recorded. For additional discussion, refer to Notes 1 and 4 of the Corporation's Audited Consolidated Financial Statements, included herein under Part II, Item 8, "Financial Statements and Supplementary Data", as well as Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations".

Commercial Real Estate Lending Multi-family residential loans and non-residential real estate loans (together "commercial real estate loans") accounted for approximately 28% of the Corporation's gross loans as of December 31, 2001. Applications for commercial real estate loans are accepted at the Corporation's main office in La Crosse, as well as offices in Madison, Appleton, Milwaukee, and Wausau, Wisconsin. All underwriting and approval of such loans, however, is performed at the Corporation's main office in La Crosse, as is the servicing of such loans on an on-going basis. It is the Corporation's general policy to restrict its commercial real estate lending to loans secured by properties located within a 300-mile radius of La Crosse, which includes all or a portion of the states of Wisconsin, Nebraska, Illinois, Iowa, and Minnesota.

The Corporation's emphasis in commercial real estate lending is in loans secured by collateral classified as Type A properties, which are to comprise not less than 80% of the Corporation's total commercial real estate loan portfolio. Examples of such properties include multi-family residential properties, retail shopping establishments, office buildings, and multi-tenant industrial buildings. Not more than 20% of the Corporation's commercial real estate loan portfolio is to include loans secured by collateral classified as Type B properties, examples of which include nursing homes, single-tenant industrial buildings, hotels and motels, and churches. The Corporation's current policy is to not make any new loans secured by collateral classified as Type C properties, examples of which include restaurants, recreation facilities, and other special purpose facilities, although the Corporation has made loans secured by such properties in the past. The properties securing the Corporation's commercial real estate loans are generally "non-owner occupied". That is, the borrower is not a major tenant in the property.

Applications for commercial real estate loans are generally obtained from existing borrowers, direct contacts by loan officers, and referrals. In general, these loans have amortization periods ranging from 20 to 30 years, mature in ten years or less, and have interest rates which are fixed for one to five years--thereafter adjusting in accordance with a designated index that is generally subject to a floor and a ceiling. Loan-to-value ratios on the Corporation's commercial real estate loans may be as high as 80% for loans secured by Type A properties and 75% or lower for commercial real estate loans secured by Type B properties. In addition, as part of the criteria for underwriting commercial real estate loans, the Corporation generally imposes on potential borrowers a "debt coverage ratio" (the ratio of net cash from operations before payment of debt service to debt service). This ratio ranges from 115% to 120% for loans secured by Type A properties and 120% to 150% for loans secured by Type B properties. It is also the Corporation's general policy to obtain personal guarantees on its commercial real estate loans and, when such guarantees cannot be obtained, to impose more stringent loan-to-value ratios, debt service ratios, and other underwriting requirements.

The Corporation occasionally purchases commercial real estate loans from third-party financial institutions. In general, such loans are subject to the same geographic restrictions and underwriting standards as loans originated directly by the Corporation. The Corporation, however, does not generally service such loans after their acquisition.

From time-to-time the Corporation originates loans to construct multi-family residential and non-residential real estate properties. Such loans accounted for approximately 1% of the Corporation's gross loans as of December 31, 2001. Construction loans are generally considered to involve a higher degree of risk than mortgage loans on completed properties. The Corporation's risk of loss on a construction loan is dependent largely upon the accuracy of the initial estimate of the property's value at completion of construction, the estimated cost of construction, and the borrower's ability to advance additional construction funds if such should become necessary.

The Corporation's construction lending activities are generally limited to an area within a 150-mile radius of each of Madison, La Crosse, Appleton, Milwaukee, and Wausau, Wisconsin.

Commercial real estate lending is generally considered to involve a higher level of risk than single-family residential lending. This is due to the concentration of principal in a limited number of loans and borrowers, the effects of general economic conditions on real estate developers and managers and on income producing properties, and the increased difficulty of evaluating and monitoring these types of loans. Moreover, a construction loan can involve additional risks because of the inherent difficulty in estimating both a property's value at completion of the project and the estimated cost of the project. In addition, loans secured by properties located outside of the Corporation's immediate market area may involve a higher degree of risk. This is because the Corporation may not be as familiar with market conditions and other relevant factors as it would be in the case of loans secured by properties located within its market areas. The Corporation does not have a material concentration of commercial real estate loans outside of its immediate market area.

The Corporation has attempted to minimize the foregoing risks by adopting what management believes are conservative underwriting guidelines that impose more stringent loan-to-value ratios, debt service ratios, and other requirements on loans, which are believed to involve higher elements of risk. The Corporation also requires independent appraisals on all loans, requires personal guarantees where appropriate, limits the geographic area in which the Corporation will make construction loans, and limits the types of loans in its portfolio, as previously described.

Consumer Lending The Corporation offers consumer loans in order to provide a full range of financial services to its customers. Such loans accounted for approximately 19% of the Corporation's gross loans as of December 31, 2001. Applications for consumer loans are taken at the Corporation's banking offices, as well as over the phone at the Corporation's headquarters in La Crosse. The majority of such loans, however, are underwritten, approved, and serviced on an on-going basis at the Corporation's headquarters. Most of the Corporation's consumer loan portfolio consists of second mortgage loans, but also includes automobile loans, home equity lines of credit, recreational vehicle and mobile home loans, deposit account secured loans, and unsecured lines of credit or signature loans. The Corporation services all of its own consumer loans.

Consumer loans generally have shorter terms and higher rates of interest than conventional mortgage loans, but typically involve more credit risk than such loans because of the nature of the collateral and, in some instances, the absence of collateral. In general, consumer loans are more dependent upon the borrower's continuing financial stability, are more likely to be affected by adverse personal circumstances, and are often secured by rapidly depreciating personal property such as automobiles. In addition, various laws, including bankruptcy and insolvency laws, may limit the amount that may be recovered from a borrower. However, such risks are mitigated to some extent in the case of second mortgage loans and home-equity lines of credit. These types of loans are secured by a second mortgage on the borrower's residence for which the total principal balance outstanding (including the first mortgage) does not generally exceed 100% of the property's value. Second mortgage loans are generally fixed-rate and have terms of up to ten years.

The Corporation believes that the higher yields earned on consumer loans compensate for the increased risk associated with such loans and that consumer loans are important to the Corporation's efforts to increase the interest rate sensitivity and shorten the average maturity of its loan portfolio. Furthermore, the Corporation's net charge-offs on consumer loans as a percentage of gross loans have not been significant in recent years, despite the risks inherent in consumer lending.

In conjunction with its consumer lending activities, the Corporation also offers customers credit life and disability insurance products underwritten and administered by an independent insurance provider. The Corporation receives commission revenue related to the sales of these products. In addition, a wholly-owned subsidiary of the Bank receives premium revenue in exchange for the portion of the insurance risk it has reinsured on these sales. Refer to "Subsidiaries" below, for additional discussion.

Education Lending The Corporation offers education loans through programs sponsored by the federal government. As such, the federal government guarantees most of the principal and interest on such loans. A third party services the loans for the Corporation after they are originated. Education loans accounted for approximately 11% of the Corporation's gross loans as of December 31, 2001.

Education loans generally carry a floating-rate of interest and have terms of up to 15 years. Legislation enacted in late 1999 changed the interest rate earned by lenders on education loans from the three-month U.S. Treasury bill plus 220 basis points (280 basis points for borrowers no longer in school) to a commercial paper rate plus 174 basis points (234 basis points for borrowers no longer in school). This change was effective for loans originated after January 1, 2000.

Commercial Business Lending As of December 31, 2001, commercial loans accounted for approximately 2% of the Corporation's gross loans. The Corporation completed the acquisition of ACB, a state-chartered commercial bank in Wausau, Wisconsin, in October 2001. As a result of this acquisition, the Corporation began to offer loans to commercial businesses and agricultural entities in the Wausau area. These loans may take the form of lines of credit, single payment loans, or term payment loans, and may be secured or unsecured depending on the creditworthiness of the borrower. The Corporation is currently operating under the commercial lending policies in place at ACB at the time of its acquisition. However, a new comprehensive commercial lending policy is being developed and is expected to be in place during the first quarter of 2002. Applications for commercial business loans are currently accepted only at the Corporation's downtown Wausau office. Underwriting and approval of commercial loans is performed in Wausau and at the Corporation's main office in La Crosse. The servicing of such loans on an on-going basis will be performed in La Crosse once the operations of ACB are fully integrated into the Corporation.

Upon completion of the recently announced purchase of three banking offices in Rochester, Minnesota, from another financial institution (along with the related customer loans and deposits), the Corporation will also begin offering commercial loan products in that market area. In addition, the Corporation anticipates that it will begin extending loans to small and middle market business customers in other selected market areas in 2002. However, there can be no assurances.

For additional discussion relating to the acquisition of ACB and the three banking offices in Rochester, Minnesota, refer to Notes 14 and 15 of the Corporation's Audited Consolidated Financial Statements, included herein under Part II, Item 8, "Financial Statements and Supplementary Data".

Non-Performing and Other Classified Assets Loans are generally placed on non-accrual status and considered "non-performing" when, in the judgment of management, the probability of collection of principal or interest is deemed to be insufficient to warrant further accrual of interest. When a loan is placed on non-accrual and/or non-performing status, previously accrued but unpaid interest is deducted from interest income. In general, the Corporation does not record accrued interest on loans 90 or more days past due. Refer to Notes 1 and 3 of the Corporation's Audited Consolidated Financial Statements, included herein under Part II, Item 8, "Financial Statements and Supplementary Data".

When a loan is placed on non-accrual and/or non-performing status, the Corporation generally institutes foreclosure or other collection proceedings. Real estate property acquired by the Corporation as a result of foreclosure or deed-in-lieu of foreclosure is classified as "real estate" and is considered "non-performing" until it is sold. Other property acquired through adverse judgement, such as automobiles and other depreciable assets, are generally classified as an "other asset". The amount of foreclosed real estate and other repossessed property has not been material to the Corporation in recent years.

Federal regulations require thrift institutions to classify their assets on a regular basis. In addition, in connection with examinations of thrift institutions, federal examiners have authority to classify problem assets as "Substandard", "Doubtful", or "Loss". An asset is classified as "Substandard" if it is determined to involve a distinct possibility that the Corporation could sustain some loss if deficiencies associated with the loan are not corrected. An asset is classified as "Doubtful" if full collection is highly questionable or improbable. An asset is classified as "Loss" if it is considered uncollectible, even if a partial recovery could be expected in the future. The regulations also provide for a "Special Mention" designation, described as assets which do not currently expose the Corporation to a sufficient degree of risk to warrant adverse classification, but which possess credit deficiencies or potential weaknesses deserving management's close attention. If an asset or portion thereof is classified as "Loss", the

Corporation must either establish a specific allowance for the portion of the asset classified as "Loss", or charge off such amount. Refer to Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations", for additional discussion.

Allowances for Losses on Loans and Real Estate The Corporation's policy is to establish allowances for estimated losses on specific loans and real estate when it determines that losses are expected to be incurred. In addition, the Corporation maintains a general loss allowance against its loan and real estate portfolios that is based on its own loss experience, management's ongoing assessment of current economic conditions, the credit risk inherent in the portfolios, and the experience of the financial services industry. For additional information, refer to Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Notes 1 and 3 of the Corporation's Audited Consolidated Financial Statements, included herein under Part II, Item 8, "Financial Statements and Supplementary Data".

Management of the Corporation believes that the current allowances established by the Corporation are adequate to cover any potential losses in the Corporation's loan and real estate portfolios. However, future adjustments to these allowances may be necessary and the Corporation's results of operations could be adversely affected if circumstances differ substantially from the assumptions used by management in making its determinations in this regard.

Investment and Mortgage-Related Securities

The Corporation periodically invests in collateralized mortgage obligations ("CMOs") and MBSs (collectively "mortgage-backed and related securities"). As of December 31, 2001, such investments accounted for approximately 16% of the Corporation's total assets.

Management believes CMOs represent attractive investment alternatives relative to other investment vehicles, due to the variety of maturity and repayment options available through such investments and due to the limited credit risk associated with such securities. CMOs purchased by the Corporation represent a participation interest in a pool of single-family residential mortgage loans and are generally rated "AAA" by independent credit-rating agencies. In addition, such investments are secured by credit enhancements and/or subordinated tranches or are collateralized by U.S. government agency MBSs. The Corporation generally invests only in sequential-pay, planned amortization class ("PAC"), and targeted amortization class ("TAC") tranches that, at the time of their purchase, are not considered to be high-risk derivative securities, as defined in applicable regulations. The Corporation does not invest in support-, companion-, or residual-type tranches. Furthermore, the Corporation does not invest in interest-only, principal-only, inverse-floating-rate CMO tranches, or similar complex securities.

The Corporation also invests in MBSs that are guaranteed by FHLMC, FNMA, or the Government National Mortgage Association ("GNMA"). In addition, the Corporation periodically securitizes or "swaps" mortgage loans in its own portfolio into FHLMC or FNMA MBSs and continues to hold such securities. MBSs enhance the quality of the Corporation's assets by virtue of the guarantees that back them, although the Corporation at times has relinquished such guarantee on loans it has swapped into MBSs (for additional discussion, refer to Note 2 of the Corporation's Audited Consolidated Financial Statements, included herein under Part II, Item 8, "Financial Statements and Supplementary Data"). In addition, MBSs are more liquid than individual mortgage loans and receive treatment that is more favorable when used to collateralize certain borrowings of the Corporation.

In addition to MBSs and CMOs, federally-chartered savings institutions such as the Bank have authority to invest in various other types of investment securities, including U.S. and state government obligations, securities of various federal agencies, certificates of deposit issued by insured banks and savings institutions, and federal funds. Subject to various restrictions, federally-chartered savings institutions may also invest a portion of their assets in commercial paper, corporate debt securities, and mutual funds whose assets conform to the investments that a federally-chartered savings institution is authorized to make directly. In general, investments in these types of securities are limited to the four highest credit categories as established by the major independent credit-rating agencies. Excluding U.S. government and federal agency securities and mutual funds that invest exclusively in such securities, the Corporation does not invest in individual securities that exceed 10% of its stockholder's equity. As of December 31, 2001, such investments were approximately 1% of the Corporation's total assets.

The Corporation classifies its mortgage-backed and related securities and its other investment securities as either available for sale or held for investment. For additional discussion, refer to Note 1 of the Corporation's Audited Consolidated Financial Statements, included herein under Part II, Item 8, "Financial Statements and Supplementary Data".

Sources of Funds

Deposit Liabilities The Corporation's current deposit products include regular savings accounts, checking accounts, money market deposit accounts, individual retirement accounts, and certificates of deposit ranging in terms from three months to five years. Substantially all of the Corporation's deposits are obtained from individuals and businesses located in Wisconsin and the northern portion of Illinois. As of December 31, 2001, deposit liabilities accounted for approximately 75% of the Corporation's total liabilities and equity.

In addition to serving as the Corporation's primary source of funds, deposit liabilities (especially checking accounts) are a substantial source of non-interest income. This income is generally received in the form of overdraft fees, periodic service charges, automated teller machine ("ATM") and debit card fees, and other transaction charges. The Corporation's extensive branch network also creates opportunities for sales of non-deposit products such as tax-deferred annuities, mutual funds, and other investment products. In exchange for these sales, the Corporation receives commission revenue from the third-party providers of the financial products and/or services.

The principal methods used by the Corporation to attract deposit accounts include offering a variety of products and services, competitive interest rates, and convenient office locations and hours. Most of the Corporation's free-standing banking offices have drive-up facilities and 41 of the Corporation's banking facilities are located in supermarkets. The Corporation also owns over 100 ATM machines, all of which are located in Wisconsin and the northern portion of Illinois. Depositors may also obtain a VISA "debit card" from the Corporation, which allows them to purchase goods and services directly from any merchant that accepts VISA credit cards. The same debit card also provides access to the ATM network.

From time-to-time, the Corporation has also used certificates of deposit sold through third-party brokers ("brokered deposits") as an alternative to borrowings from the FHLB. FDIC regulations govern the acceptance of brokered deposits by insured depository institutions such as the Corporation. At December 31, 2001, the Corporation had $22.3 million in brokered deposits outstanding.

Federal Home Loan Bank Advances The Corporation obtains advances from the FHLB secured by certain of its home mortgage loans and mortgage-related securities, as well as stock in the FHLB that the Corporation is required to own. Such advances may be made pursuant to several different credit programs, each with its own interest rate and range of maturity dates. As of December 31, 2001, FHLB advances accounted for approximately 17% of the Corporation's total liabilities and equity.

Securities Sold Under Agreements to Repurchase The Corporation occasionally enters into sales of securities under agreements to repurchase (commonly referred to as "reverse-repurchase agreements"). In form, these transactions are an arrangement in which the sale of securities is accompanied by a simultaneous agreement to repurchase the identical securities (or substantially the same securities) at a future date. In substance, however, these arrangements are borrowings secured by high-quality, highly-liquid securities such as FNMA or FHLMC MBSs. Accordingly, these arrangements are accounted for as borrowings in the Corporation's financial statements.

Securities sold under repurchase agreements are physically delivered to the broker-dealers that arrange the transactions. The broker-dealers may sell, loan, or otherwise dispose of such securities to other parties in the normal course of their operations. The Corporation is exposed to risk in these types of transactions in that changes in market prices, economic losses, or other factors could prevent or delay the counter-parties in the transaction from returning the securities at the maturity of the agreement. The Corporation limits its exposure to such risk by utilizing standard industry agreements, limiting transactions to large, reputable broker-dealers, limiting the amount that can be borrowed from an individual broker-dealer, and limiting the duration of such agreements (typically one to six months). There were no securities sold under agreements to repurchase as of December 31, 2001.

Federal Funds Purchased and Other Borrowings The Corporation has lines of credit with three financial institutions. These lines, which amount to $60.0 million in the aggregate, permit the overnight purchase of federal funds. The Corporation also has a $5.0 million line of credit with a fourth financial institution. The interest rate on borrowings under this line is determined on a periodic basis using an index based on the London Inter-Bank Offered Rate ("LIBOR"). As of December 31, 2001, there was no balance outstanding under these lines of credit.

Subsidiaries

The Bank has a number of subsidiaries that engage in certain activities that management believes are more appropriately conducted by a subsidiary of the Bank. Following is a brief description of each subsidiary.

First Cap Holdings, Inc. The Bank formed a wholly-owned subsidiary in the State of Nevada in 1993. The subsidiary, First Cap Holdings, Inc. ("FCHI"), was formed to consolidate and improve the efficiency, management, safekeeping, and operations of the Bank's investment securities portfolio and certain other holdings. In addition, the formation of FCHI has resulted in a lower effective income tax rate for the Bank because the State of Nevada does not currently impose a corporate income tax. As of December 31, 2001, FCHI was managing $475.0 million in investments and mortgage-related securities and $234.4 million in purchased single-family residential loans for the Bank. FCHI's net income was $26.4 million $27.7 million, and $24.6 million during the years ended December 31, 2001, 2000, and 1999, respectively. The Bank's net investment in FCHI as of December 31, 2001, was $793.5 million, which was eliminated in consolidation in accordance with GAAP.

First Reinsurance, Inc. The Bank formed a wholly-owned subsidiary in the State of Arizona in 1998. The subsidiary, First Reinsurance, Inc. ("FRI"), was formed to reinsure or "underwrite" credit life and disability insurance policies sold to the Bank's consumer loan customers. FRI assumes the first level of risk on these policies and a third-party insurer assumes the remaining risk. The third-party insurer is also responsible for performing most of the administrative functions of the subsidiary on a contract basis. FRI's net income was $227,000, $163,000, and $140,000 during the years ended December 31, 2001, 2000, and 1999, respectively. At December 31, 2001, the Bank's net investment in FRI was $1.0 million, which was eliminated in consolidation in accordance with GAAP.

Turtle Creek Corporation The Bank acquired Turtle Creek Corporation ("Turtle Creek") in 1995 as a result of its acquisition of another financial institution. Turtle Creek, a Wisconsin corporation, holds a 40% limited partnership interest in an apartment complex providing housing for low-to-moderate income and elderly persons. Turtle Creek's aggregate investment in this project was $78,000 at December 31, 2001. Turtle Creek had net income (loss) of ($18,000), ($10,000), and $66,000 during the years ended December 31, 2001, 2000, and 1999, respectively. Results for 1999 included a $107,000 gain on the sale of Turtle Creek's remaining interest in a land development project. The Bank's net investment in Turtle Creek as of December 31, 2001, was $95,000, which was eliminated in consolidation in accordance with GAAP.

First Enterprises, Inc. The Bank's wholly-owned subsidiary, First Enterprises, Inc. ("FEI"), was incorporated in 1971 in the State of Wisconsin. During the period from the late-1970s to the mid-1980s, FEI was primarily involved in the acquisition and development of hotels. Except for the maintenance of its two remaining hotel investments, however, FEI is no longer involved in these types of activities. The principal asset of FEI is its investment in FFMR, described in the next paragraph. FEI had net income of $113,000, $30,000, and $84,000 during the years ended December 31, 2001, 2000, and 1999, respectively. At December 31, 2001, the Bank's net investment in FEI was $659,000, which was eliminated in consolidation in accordance with GAAP.

FF Mortage Reinsurance, Inc. In 2000, the Bank completed the formation of FF Mortgage Reinsurance, Inc. ("FFMR"), a Vermont corporation, as a wholly-owned subsidiary of FEI. FFMR was formed to reinsure or "underwrite" a portion of the mortgage impairment insurance policies purchased by the Bank's loan customers (refer to "Lending Activities--Residential Lending"). FFMR assumes a second level of risk on these policies, which is capped at a certain level. Third-party insurers assume the first level of risk, as well as any risk above the capped amount. A third-party management company is responsible for performing most of the administrative functions of the subsidiary on a contract basis. FFMR had net income of $42,000 during its first year of operations in 2001. FEI's net investment in FFMR as of December 31, 2001, was $614,000 which was eliminated in consolidation in accordance with GAAP.

Competition

The Corporation faces significant competition in attracting deposits through its branch network. Its most direct competition has historically come from commercial banks, credit unions, and other savings institutions located in its market area. In addition, the Corporation faces significant competition from mutual fund and insurance companies, as well as primary financial markets such as the stock and bond markets. The Corporation competes for deposits principally by offering customers a variety of deposit products, convenient branch locations, operating hours, and other services. The Corporation does not rely upon any individual group or entity for a material portion of its deposits.

The Corporation's competition for loans comes principally from mortgage banking companies, other savings institutions, commercial banks, finance companies, and credit unions. The Corporation competes for loan originations primarily through the interest rates and loan fees it charges, the efficiency and quality of services it provides borrowers, the variety of its products, and on referrals from real estate brokers, builders, and business customers.

Regulation and Supervision

References in this section to applicable laws and regulations are brief summaries only. All such summaries are qualified in their entirety by the applicable laws and regulations, which you should consult to understand their details and operation.

Regulation of the Corporation The Corporation is a savings and loan holding company within the meaning of Section 10 of the Home Owners' Loan Act ("HOLA"). As such, the Corporation is registered with and subject to OTS examination and supervision as well as to certain OTS reporting requirements. The Corporation is also required to file certain reports and otherwise comply with the rules and regulations of the Securities and Exchange Commission ("SEC"). Furthermore, the Corporation is limited with respect to the transactions it can execute with its affiliates (including the Bank), and its ability to acquire control of another insured financial institution, as specified more fully in the applicable regulations. There generally are no restrictions as to activities of a unitary savings and loan holding company such as the Corporation as long as its sole insured subsidiary, the Bank, continues to meet certain regulatory requirements, which management believes it did as of December 31, 2001.

Regulation of the Bank The Bank, as a federally-chartered savings bank, is subject to federal regulation and oversight by the OTS extending to all aspects of its operations. The Bank also is subject to regulation and examination by the FDIC, which insures the deposits of the Bank to the maximum extent permitted by law, and to certain requirements established by the Federal Reserve Board. The laws and regulations governing the Bank generally have been promulgated to protect depositors and not for the purpose of protecting stockholders of financial institutions or their holding companies.

The investment and lending authority of a federally-chartered savings bank is prescribed by federal laws and regulations. The Bank is also subject to regulatory provisions affecting a wide variety of matters including, but not limited to, branching, loans to one borrower, investment restrictions, activities of subsidiaries, loans to "insiders," and transactions with affiliates. Certain of the regulatory requirements applicable to the Bank are described in more detail in the following paragraphs.

Insurance of Deposits The Bank's savings deposits are insured by SAIF, which is administered by the FDIC, up to the maximum extent provided by law, currently $100,000 for each depositor. The Bank is subject to a risk-based insurance assessment system under which higher insurance assessment rates are charged to those thrift institutions that are deemed to pose greater risk to the deposit insurance fund. Under this system, insurance assessments range from 0% of deposits for the healthiest financial institutions to 0.27% of deposits for the weakest. This risk-based assessment schedule is identical to that for institutions insured by the Bank Insurance Fund ("BIF"), which is also administered by the FDIC. Under both funds, the insurance assessment paid by a particular institution will depend on the "supervisory rating" it receives from the FDIC ("A," "B," or "C") and on its regulatory capital level ("well capitalized," "adequately capitalized," or "undercapitalized"). Based upon its current supervisory rating and regulatory capital level, and assuming no change in the Bank's risk classification or in overall premium assessment levels, the Bank anticipates that its insurance assessment for 2002 will be zero, which is the same as the Bank's 2001 rate.

Capital Standards The Bank is subject to minimum regulatory capital requirements as specified by OTS regulations. As more fully described in such regulations, the Bank is subject to a leverage limit of at least 3% of total assets, a tangible capital limit of at least 1.5% of total assets and a risk-based capital limit of at least 8% of risk-weighted assets. As of December 31, 2001, the Bank exceeded all minimum regulatory capital requirements as specified by the OTS.

The Bank is also subject to minimum regulatory capital requirements as specified by FDIC regulations. As more fully described in such regulations, the Bank must meet the following capital standards to be classified as "adequately capitalized" under FDIC guidelines: (1) Tier 1 capital in an amount not less than 4% of adjusted total assets, (ii) Tier 1 capital in an amount not less than 4% of risk-weighted assets, and (iii) total capital in an amount not less than 8% of risk-weighted assets. As of December 31, 2001, the Bank exceeded all minimum regulatory capital requirements as specified by the FDIC. For additional discussion, refer to Note 11 of the Corporation's Audited Consolidated Financial Statements, included herein under Part II, Item 8, "Financial Statements and Supplementary Data."

Classification of Assets As previously described, the Bank's problem assets are subject to classification according to one of three categories: "Substandard", "Doubtful" and "Loss". An institution is required to develop its own program to classify its assets on a regular basis and to set aside appropriate loss reserves on the basis of such classification. The Bank believes that it is in compliance with the foregoing requirements.

Qualified Thrift Lender Test A savings association that does not meet the Qualified Thrift Lender Test ("QTL Test"), as set forth in the HOLA and OTS regulations, may lose access to FHLB advances and must either convert to a bank charter or comply with certain restrictions on its operations. Under the QTL Test, a savings association is required to maintain a certain percentage of its assets in qualifying investments, as defined by regulations. In general, qualifying investments consist of housing-related assets. At December 31, 2001, the Bank's assets invested in qualifying investments exceeded the percentage required to qualify the Bank under the QTL Test.

Federal Home Loan Bank System The Bank is a member of the FHLB System, which consists of 12 regional FHLBs, subject to supervision and regulation by the Federal Housing Finance Board. The FHLBs provide a central credit facility primarily for member financial institutions. The Bank, as a member of the FHLB of Chicago, is required to purchase and hold shares of capital stock in the FHLB of Chicago. The requirement is equal to the greater of 1% of the Bank's aggregate unpaid residential mortgage loans, home purchase contracts and similar obligations at the beginning of each year or 5% of its outstanding advances from the FHLB of Chicago. At December 31, 2001, the Bank had a $28.1 million investment in the stock of the FHLB of Chicago and was in compliance with this requirement.

The Bank's investment in FHLB stock, its single-family mortgage loans and certain other assets (consisting principally of CMOs and MBSs) are used to secure advances from the FHLB of Chicago. The interest rates charged on advances vary with the maturity of the advance and the FHLB's own cost of funds.

Federal Reserve System Regulation D, as promulgated by the Federal Reserve Board, requires savings institutions to maintain non-interest-earning reserves against certain transaction deposit accounts and other liabilities. At December 31, 2001, the Bank's minimum required reserve level was $37.3 million and it was in compliance with the regulation.

Dividend Restrictions The payment of dividends by the Bank is subject to various limitations set forth in federal regulations and as briefly described in Note 11 of the Corporation's Audited Consolidated Financial Statements, included herein under Part II, Item 8, "Financial Statements and Supplementary Data." The Bank has not paid any dividends in violation of these regulations.

Community Reinvestment Act Under the Community Reinvestment Act of 1977, as amended (the "CRA"), and as implemented by OTS regulations, a savings institution has a continuing and affirmative obligation, consistent with its safe and sound operation, to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA. The CRA requires the OTS, in connection with its examination of a savings institution, to assess the institution's record of meeting the credit needs of its community and to take such record into account in its evaluation of certain applications by such institution. The CRA also requires all institutions to make public disclosure of their CRA ratings. The Bank's latest CRA rating, received in 2000, was "Outstanding."

Financial Services Modernization Act The Gramm-Leach-Bliley Act of 1999 (the "Financial Services Modernization Act" or "Act") is intended to increase competition in the financial services area, including repealing sections of the 1933 Glass-Steagall Act so that financial firms, such as banks and securities and insurance firms can affiliate with each other through the formation of financial holding companies. The Act appoints the Federal Reserve as the "umbrella" regulator for such entities. The Act also restricts the chartering and transferring of unitary thrift holding companies, although it does not restrict the operations of unitary holding companies which were in existence prior to May 4, 1999, and which continue to meet the test and control only a single savings institution. Since the Corporation was treated as a unitary holding company prior to May 4, 1999, and since the Bank is in compliance with the QTL test, the Act will not prohibit the Corporation from engaging in nonfinancial activities or acquiring nonfinancial subsidiaries; however, the Act would restrict any nonfinancial entity from acquiring the Corporation, unless that entity was, or had submitted an application to become, a unitary savings and loan holding company prior to May 4, 1999.

The Act provides a number of consumer protections, including provisions aimed at protecting the privacy of consumer information. Many of the Act's provisions, including those pertaining to consumer privacy, require regulatory action, including the promulgation of regulations, to become effective. The Act's consumer privacy requirements require among other things that the Bank (i) provide new customers with a notice explaining their privacy rights at the time they become customers, (ii) provide an initial privacy rights notice to existing customers, (iii) provide an annual privacy rights notice to all continuing customers, (iv) implement internal privacy safeguards, and (v) not disclose protected information to any unaffiliated third party (except as required to affect, administer or enforce a transaction requested by the customer or certain other limited exceptions) without first giving the customer the option to elect not to allow such disclosure. The Bank does not believe that compliance with the new consumer privacy provisions has had a significant impact on its business. It is too early to assess the eventual impact of the Act or other implementing regulations on the financial services industry in general or on the specific operations of the Bank and the Corporation.

Taxation

Federal Taxation The Corporation is subject to those rules of federal income taxation generally applicable to corporations under the Internal Revenue Code of 1986, as amended (the "IRC"). The Corporation, the Bank, and the Bank's wholly-owned subsidiaries (excluding FRI) file consolidated federal income tax returns, which has the effect of eliminating or deferring the tax consequences of intercompany distributions, including dividends, in the computation of consolidated taxable income. The consolidated entity pays taxes at the federal statutory rate of 35% of its taxable income, as defined in the IRC. Refer to Notes 1 and 8 of the Corporation's Audited Consolidated Financial Statements, included herein under Part II, Item, 8, "Financial Statements and Supplemental Data," for additional discussion. As of December 31, 2001, the Corporation had no material disputes outstanding with Internal Revenue Service.

State Taxation The states of Wisconsin, Illinois and Minnesota impose a tax on their apportioned shares of the Corporation's taxable income at the rate of 7.9%, 7.3% and 9.8%, respectively (all state income taxes are deductible on the Corporation's federal income tax return). These states' definitions of taxable income are generally similar to the federal definition, except that interest from state and municipal obligations is taxable, no deduction is allowed for state income taxes (except for Illinois, which allows a deduction for taxes paid to other states), and, in Wisconsin and Minnesota, net operating losses may be carried forward but not back. Minnesota and Illinois require the filing of consolidated state income tax returns, whereas Wisconsin currently requires separate returns for each entity in the consolidated group.

FCHI and FRI are subject to taxation in the states of Nevada and Arizona, respectively. The State of Nevada does not currently impose a corporate income tax and the State of Arizona imposes a tax on the premium revenues of insurance companies rather than taxable income. Although the taxable income of these subsidiaries is not currently subject to taxation in the State of Wisconsin, from time-to-time the government of the State of Wisconsin proposes legislation that would require consolidated income tax returns for entities headquartered in the state. To date, none of these legislative proposals have been passed into law. However, if such legislation were to ever be passed into law, it could result in the taxable income of FCHI, and possibly FRI, being subject to taxation in the State of Wisconsin. If the Corporation had been required to file a consolidated state income tax return in Wisconsin for the year ended December 31, 2001, the Corporation's income tax expense would have been approximately $2.2 million higher than that which has been reported. This would have reduced diluted and basic earnings per share by approximately $0.12 per share. At this time, management of the Corporation is not aware of any legislative proposals that would result in the filing of a consolidated state income tax return in the State of Wisconsin. However, there can be no assurances that such legislation will not be introduced and passed into law in the future.

Item 2--Properties

As of December 31, 2001, the Corporation conducted its business from its corporate offices in La Crosse, Wisconsin, 75 other banking facilities located throughout Wisconsin, as previously described, and two separate loan production offices, also located in Wisconsin. At such date, the Corporation owned the building and/or land for 27 of its offices and leased the building and/or the land for its remaining 51 properties, including 41 located in supermarkets. The Corporation also owns or leases certain other properties to meet various business needs. For additional information, refer to Note 5 of the Corporation's Audited Consolidated Financial Statements, included herein under Part II, Item 8, "Financial Statements and Supplementary Data".

Item 3--Legal Proceedings

The information required herein is included in Note 10 of the Corporation's Audited Consolidated Financial Statements, included herein under Part II, Item 8, "Financial Statements and Supplementary Data".

Item 4--Submission of Matters to a Vote of Security Holders

No matters were submitted to security holders for vote during the fourth quarter of 2001.

PART II

Item 5—Market for Registrant's Common Equity and Related Stockholder Matters

The Corporation's common stock is traded on the National Association of Securities Dealers Automated Quotation ("NASDAQ") National Market System under the symbol FTFC. As of February 15, 2002, the Corporation had 20,163,241 common shares outstanding (net of 52,692 shares of treasury stock), 1,520 stockholders of record, 3,145 estimated beneficial stockholders, and 4,665 estimated total stockholders.

Dividend and stock price information required by this item, as well as information relating to the Corporation's stock repurchase plans, is included under the following sections of this report:

(1) "Liquidity and Capital Resources", included herein under Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations".

(2) "Note 11--Stockholder's Equity", included herein under Item 8, "Financial Statements and Supplementary Data--Audited Consolidated Financial Statements"

(3) "Quarterly Financial Information", included herein under Item 8, "Financial Statements and Supplementary Data--Supplementary Data".

Item 6—Selected Financial Data

The information in the following table contains selected consolidated financial and other data. This information has been derived in part from the Audited Consolidated Financial Statements included herein under Item 8, "Financial Statements and Supplementary Data". Accordingly, the table should be read in conjunction with such consolidated statements.

Dollars in thousands, except for per share amounts

Selected balance sheet data as of December 31	2001	2000	1999	1998	1997
Total assets	$2,717,710	$2,352,726	$2,084,554	$1,786,504	$1,544,294
Investment securities available for sale, at fair value	35,462	817	873	-	21,377
Mortgage-backed and related securities:					
Available for sale, at fair value	305,980	331,237	252,165	204,109	47,895
Held for investment, at cost	134,010	77,299	103,932	102,500	124,336
Loans held for investment, net	1,851,316	1,772,477	1,538,595	1,177,526	1,193,893
Allowance for loan losses	9,962	8,028	7,624	7,624	7,638
Mortgage servicing rights, net	29,909	23,280	21,728	21,103	16,291
Intangible assets	24,946	11,490	12,463	13,485	5,921
Deposit liabilities	2,029,254	1,699,252	1,471,259	1,460,136	1,146,534
FHLB advances and other borrowings	467,447	490,846	469,580	189,778	275,779
Stockholders' equity	192,398	146,549	127,275	122,685	109,361
Selected operating data for year ended December 31	2001	2000	1999	1998	1997
Interest income	$171,533	$161,436	$130,071	$118,668	$114,976
Interest expense	108,330	101,896	75,953	71,457	70,265
Net interest income	63,202	59,540	54,117	47,211	44,711
Provision for loan losses	1,763	1,009	387	293	539
Net interest income after provision for loan losses	61,439	58,531	53,730	46,918	44,172
Gains from sales of loans	24,423	2,736	7,226	16,929	6,374
Gains (losses) from sales of real estate and investments	13	1,189	-	343	(725)
Other non-interest income	25,091	31,708	27,952	14,088	18,645
Total non-interest income	49,527	35,633	35,178	31,360	24,294
Non-interest expense	67,119	58,250	54,299	47,597	40,197
Income before income tax expense	43,847	35,914	34,609	30,681	28,269
Income tax expense	15,398	12,770	12,167	11,257	10,879
Net income	$28,448	$23,144	$22,441	$19,424	$17,390
Selected other data at or for the year ended December 31 *(1)*	**2001**	**2000**	**1999**	**1998**	**1997**
Return on average assets	1.14%	1.04%	1.19%	1.19%	1.13%
Return on average equity	17.19	17.01	17.63	16.59	17.20
Average equity to average assets	6.65	6.12	6.74	7.16	6.57
Average tangible equity to average assets	6.15	5.61	6.10	6.77	6.21
Average interest rate spread	2.12	2.34	2.58	2.51	2.63
Average net interest margin	2.70	2.83	3.05	3.07	3.07
Ratio of allowance for loan losses to total loans held for investment at end of period	0.54	0.45	0.50	0.65	0.64
Ratio of non-performing assets to total assets at end of period	0.31	0.19	0.10	0.13	0.32
Ratio of non-interest income to total revenue *(2)*	43.93	37.44	39.40	39.91	35.21
Ratio of non-interest expense to average assets	2.70	2.62	2.88	2.91	2.61
Earnings per share:					
Diluted earnings per share	$1.51	$1.25	$1.17	$0.98	$0.88
Basic earnings per share	1.52	1.26	1.21	1.05	0.95
Dividends paid per share	0.470	0.420	0.340	0.270	0.233
Stock price at end of period	15.70	14.50	14.63	16.38	16.94
Book value per share at end of period	9.52	7.99	6.92	6.68	5.95
Banking facilities at end of period	78	72	64	61	50
Full-time equivalent employees at end of period	1,033	897	831	808	690

(1) Per share data and historical stock prices have been adjusted for a 2-for-1 stock split on June 11, 1998.
(2) Total revenue is defined as the sum of net interest income and non-interest income.

Item 7—Management's Discussion and Analysis of Financial Condition and Results of Operations

This section should be read in conjunction with Item 8, "Financial Statements and Supplementary Data", as well as Item 7A, "Quantitative and Qualitative Disclosures about Market Risk", and Part I, Item 1, "Business".

Results of Operations

Overview The Corporation's earnings for the years ended December 31, 2001, 2000, and 1999, were $28.4 million, $23.1 million, and $22.4 million, respectively. These amounts represented returns on average assets of 1.14%, 1.04%, and 1.19%, respectively, and returns on average equity of 17.19%, 17.01%, and 17.63%, respectively. Diluted earnings per share during these periods were $1.51, $1.25, and $1.17, respectively.

The increase in net income from 2000 to 2001 was principally due to increases in gain on sales of loans, net interest income, retail banking fees, and premiums and commissions. These developments were partially offset by a decrease in loan servicing fees, an increase in non-interest expense (particularly compensation and employee benefits), an increase in provision for loan losses, and an increase in income tax expense (the latter due to higher pre-tax earnings).

The increase in net income from 1999 to 2000 was principally due to increases in net interest income, retail banking fees, and loan servicing fees. Also contributing to the increase in net income was a $1.2 million gain on the sale of a real estate property. These developments were largely offset by a substantial decline in gain on sales of loans, an increase in non-interest expense (most notably compensation and employee benefits), and an increase in provision for loan losses.

The following paragraphs discuss the aforementioned changes in greater detail along with other changes in the components of net income during the years ended December 31, 2001, 2000, and 1999.

Net Interest Income Net interest income increased by $3.7 million or 6.2% and $5.4 million or 10.0% during the years ended December 31, 2001 and 2000, respectively. The improvement in both of these periods was primarily volume related as the Corporation's average interest-earning assets grew by $241.0 million or 11.5% in 2001 and by $327.7 million or 18.4% in 2000. The principal source of growth in both periods occurred in the Corporation's commercial real estate, consumer, and single-family residential loan portfolios. The growth in 2001 was also supported by a substantial increase in overnight investments. The growth in earning assets in both years was principally funded by an increase in deposit liabilities. Furthermore, an increase in borrowings from the FHLB and other wholesale sources during 2000 contributed to that years' increase.

Also contributing to the increase in net interest income during 2001 was an increase in average non-interest-bearing deposit liabilities, which was the principal reason the Corporation's ratio of average interest-earning assets to average interest-bearing liabilities improved from 110% in 2000, to 112% in 2001. This improvement was due in part to an increase in custodial deposit accounts. The Corporation maintains borrowers' principal and interest payments in these accounts on a temporary basis pending their remittance to the third-party owners of the loans. Balances in these accounts increased significantly because of increased loan prepayment activity, which was brought about by a lower interest rate environment in 2001.

The Corporation's interest rate spread has declined in recent years from 2.58% in 1999 to 2.34% in 2000 and 2.12% in 2001. These declines partially offset the increases in net interest income caused by the favorable developments described in the preceding paragraphs. Beginning in 1999 and continuing into 2000, market interest rates increased significantly, led generally by short-term interest rates. The yield curve also flattened substantially, and was even inverted at times during 2000. Although higher interest rates resulted in an increase in the average yield on the Corporation's earning assets in 2000, the cost of the Corporation's interest-bearing liabilities increased by a greater amount, which resulted in an overall decline in the Corporation's average interest rate spread in that year. In 2001, market interest rates reversed trend and declined dramatically, particularly on the short end of the yield curve. However, the Corporation's interest rate spread did not improve because only a relatively small portion of its funding sources repriced or matured during the year. In general, declines in the Corporation's overall cost of interest-bearing liabilities in 2001 were eclipsed by declining yields on its interest-earning assets, particularly education loans, which declined in yield by 162 basis points in 2001. Education loans carry floating rates of interest that adjust quarterly. As such, the yield on these loans declined sharply in 2001 as market interest rates declined. Also declining in 2001 were the yields the Corporation earned on its single-family mortgage loans and its mortgage-backed and related securities. These declines were principally caused by increased prepayments of higher-yielding loans, due to the declining interest rate environment, and the replacement of such loans with lower-yielding assets. During 2001, the Corporation purchased $178.1 million in adjustable-rate mortgage loans at an average expected yield of 6.32% and $268.1 million in CMOs at an average expected yield of 5.55%. The yields on these assets were substantially lower than the yields on the assets they replaced.

Management expects the Corporation's interest rate spread to improve in the near term, although there can be no assurances. During the first quarter of 2002, 39% of the Corporation's time deposits will mature. Management expects to replace these deposits at interest rates that are 200 to 250 basis points below their current cost.

The following table sets forth information regarding the average balances of the Corporation's assets, liabilities, and equity, as well as the interest earned or paid and the average yield or cost of each. The information is based on daily average balances for the years ended December 31, 2001, 2000, and 1999.

Dollars in thousands	2001			2000			1999		
	Average Balance	Interest	Yield/ Cost	Average Balance	Interest	Yield/ Cost	Average Balance	Interest	Yield/ Cost
Interest-earning assets:									
Single-family mortgage loans	$817,647	$58,799	7.19%	$769,755	$56,637	7.36%	$588,928	$41,592	7.06%
Commercial real estate loans	498,796	39,973	8.01	433,512	34,479	7.95	352,919	28,008	7.94
Consumer loans	355,504	30,530	8.59	306,650	26,202	8.54	240,260	19,981	8.32
Education loans	202,504	14,300	7.06	197,415	17,130	8.68	184,896	14,289	7.73
Commercial business loans	6,459	405	6.27	68	6	8.82	121	10	8.26
Total loans	1,880,910	144,007	7.66	1,707,400	134,454	7.87	1,367,124	103,880	7.60
Mortgage-backed and related securities	378,413	24,060	6.36	360,087	24,516	6.81	362,418	23,728	6.55
Investment securities	6,482	209	3.15	799	40	5.03	1,019	44	4.37
Interest-bearing deposits with banks	52,111	1,585	3.04	10,530	603	5.73	29,932	1,405	4.69
Other earning assets	26,281	1,672	6.36	24,359	1,822	7.48	14,959	1,013	6.78
Total interest-earning assets	2,344,197	171,533	7.32	2,103,175	161,436	7.68	1,775,452	130,071	7.33
Non-interest-earning assets:									
Office properties and equipment	28,652			25,621			24,855		
Other assets	116,035			95,178			87,762		
Total assets	$2,488,884			$2,223,974			$1,888,069		
Interest-bearing liabilities:									
Regular savings accounts	$116,809	$1,529	1.31%	$108,965	$1,619	1.49%	$109,318	$1,741	1.59%
Checking accounts	80,221	573	0.71	75,062	571	0.76	70,404	558	0.79
Money market accounts	177,128	5,539	3.13	160,950	6,578	4.09	177,025	6,587	3.72
Certificates of deposit	1,257,943	75,944	6.04	1,082,318	64,819	5.99	949,500	51,661	5.44
Total interest-bearing deposits	1,632,101	83,585	5.12	1,427,295	73,588	5.16	1,306,248	60,547	4.64
FHLB advances	401,954	22,061	5.49	380,328	22,078	5.80	281,652	15,060	5.35
Other borrowings	51,208	2,685	5.24	101,317	6,230	6.15	11,025	346	3.14
Total interest-bearing liabilities	2,085,263	108,330	5.20	1,908,940	101,896	5.34	1,598,926	75,953	4.75
Non-interest-bearing liabilities:									
Non-interest-bearing deposits	209,986			160,963			145,428		
Other liabilities	28,098			18,003			16,397		
Total liabilities	2,323,347			2,087,906			1,760,751		
Stockholders' equity	165,537			136,068			127,318		
Total liabilities and stockholders' equity	$2,488,884			$2,223,974			$1,888,069		
Net interest income		$63,202			$59,540			$54,117	
Interest rate spread			2.12%			2.34%			2.58%
Net interest income as a percent of average earning assets			2.70%			2.83%			3.05%
Average interest-earning assets to average interest-bearing liabilities			112.42%			110.18%			111.04%

The following table sets forth the effects of changing rates and volumes on net interest income of the Corporation for the periods indicated. Information is provided with respect to (i) effects on net interest income attributable to changes in volume (changes in volume multiplied by prior rate); (ii) effects on net interest income attributable to changes in rate (changes in rate multiplied by prior volume); (iii) changes attributable to combined effects of rate and volume (changes in rate multiplied by changes in volume); and (iv) the net change in interest income.

Dollars in thousands	2001 Compared to 2000 Increase (Decrease)				2000 Compared to 1999 Increase (Decrease)			
	Rate	Volume	Rate/ Volume	Net	Rate	Volume	Rate/ Volume	Net
Interest-earning assets:								
Single-family mortgage loans	($1,283)	$3,524	($79)	$2,162	$1,740	$12,771	$535	$15,046
Commercial real estate loans	260	5,193	41	5,494	35	6,427	8	6,470
Consumer loans	133	4,174	21	4,328	548	5,521	152	6,221
Education loans	(3,187)	442	(83)	(2,830)	1,755	967	119	2,841
Commercial business loans	(2)	564	(163)	399	1	(4)	-	(3)
Total loans	(4,079)	13,897	(266)	9,553	4,079	25,682	814	30,574
Mortgage-backed and related securities	(1,621)	1,248	(83)	(456)	947	(153)	(6)	788
Investment securities	(14)	286	(103)	169	7	(10)	(1)	(4)
Interest-bearing deposits with banks	(283)	2,382	(1,117)	982	310	(911)	(201)	(802)
Other earning assets	(273)	144	(21)	(150)	106	636	67	809
Total net change in income on Interest-earning assets	(6,270)	17,957	(1,588)	10,097	5,449	25,244	673	31,365
Interest-bearing liabilities:								
Interest-bearing deposits	(1,250)	11,331	(84)	9,997	5,714	6,659	668	13,041
FHLB advances	(1,204)	1,255	(68)	(17)	1,290	5,276	452	7,018
Other borrowings	(918)	(3,081)	454	(3,545)	332	2,837	2,715	5,884
Total net change in expense on Interest-bearing liabilities	(3,372)	9,505	301	6,434	7,336	14,772	3,835	25,943
Net change in net interest income	($2,898)	$8,452	($1,892)	$3,662	($1,887)	$10,472	($3,162)	$5,423

Provision for Loan Losses Provision for loan losses was $1.8 million, $1.0 million, and $387,000 during the years ended December 31, 2001, 2000, and 1999, respectively. In 1999, the Corporation's provision for loan losses approximated its actual net charge-off activity. However, in 2001 and 2000, the Corporation recorded approximately $672,000 and $404,000, respectively, in provision for loan losses over-and-above its actual net charge-off activity. These additional provisions were recorded to maintain the Corporation's allowance for loan losses at a level deemed appropriate by management, and were considered proper in light of significant growth in the Corporation's loans held for investment in recent periods, an increased mix of higher-risk consumer loans, commercial real estate loans, and commercial business loans, and an increase in non-performing and classified assets. As of December 31, 2001, 2000, and 1999, the Corporation's allowance for loan losses was $10.0 million, $8.0 million, and $7.6 million, respectively, or 0.54%, 0.45%, and 0.50% of loans held for investment, respectively. The allowance for loan and real estate losses was 120%, 188%, and 365% of non-performing assets as of the same dates, respectively. For additional discussion, refer to "Financial Condition--Non-Performing Assets".

The following table summarizes the activity in the Corporation's allowance for loan losses during each of years indicated. The purchased allowances shown for 2001 were from the acquisition of ACB (for additional discussion, refer to Note 14 of the Corporation's Audited Consolidated Financial Statements, included herein under Part II, Item 8, "Financial Statements and Supplementary Data").

Dollars in thousands	2001	2000	1999	1998	1997
Balance at beginning of period	$8,028	$7,624	$7,624	$7,638	$7,888
Provision for losses	1,763	1,009	387	293	539
Charge-offs:					
Single-family mortgage loans	96	-	-	-	13
Consumer loans	1,057	632	408	332	530
Education loans	36	33	26	33	272
Total loans charged-off	1,189	665	434	365	815
Recoveries	98	60	47	58	26
Charge-offs net of recoveries	1,091	605	387	307	789
Purchased allowances	1,262	-	-	-	-
Balance at end of period	$9,962	$8,028	$7,624	$7,624	$7,638
Net charge-offs as a percentage of average loans outstanding	0.06%	0.04%	0.03%	0.03%	0.07%
Ratio of allowance to total loans held for investment at end of period	0.54%	0.45%	0.50%	0.65%	0.64%
Ratio of allowance to total non-performing assets	120%	188%	365%	330%	159%

Note: there were no charge-offs of commercial real estate or commercial business loans during the five years ended December 31, 2001.

The following table shows the Corporation's total allowance for loan losses and the allocation to the various loan categories as of December 31 for each of the years indicated.

Dollars in thousands	2001		2000		1999		1998		1997	
	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Single-family mortgage loans	$140	0.02%	$149	0.02%	$144	0.02%	$156	0.04%	$148	0.03%
Commercial real estate loans	7,665	1.50	7,257	1.65	7,088	2.00	7,017	2.43	7,200	2.90
Consumer loans	873	0.25	585	0.17	355	0.13	414	0.19	253	0.12
Commercial business loans	1,284	3.31	37	18.97	37	12.50	37	9.97	37	6.65
Total allowance for loan losses	$9,962	0.54%	$8,028	0.45%	$7,624	0.50%	$7,624	0.65%	$7,638	0.64%

The amounts in the preceding table are expressed as a percentage of gross loans outstanding for each loan category, excluding construction loans. The total allowance is expressed as a percent of net loans held for investment. There was no allowance for loan losses allocated to education loans as of December 31 for any of the years presented.

Although management believes that the Corporation's present level of allowance for loan losses is adequate, there can be no assurance that future adjustments to the allowance will not be necessary, which could adversely affect the Corporation's results of operations.

Non-Interest Income Non-interest income for the years ended December 31, 2001, 2000, and 1999, was $49.5 million, $35.6 million, and $35.2 million, respectively. These amounts represented 44%, 37%, and 39% of the Corporation's total revenue during such periods, respectively. The following paragraphs discuss the principal components of non-interest income and the primary reasons for their changes from 2000 to 2001 and 1999 to 2000.

Retail banking fees and service charges increased by $3.0 million or 13.3% in 2001 and by $2.2 million or 11.0% in 2000. These increases were due in part to growth of 9.3% (excluding the impact of checking accounts acquired in the ACB acquisition) and 8.3% in the number of checking accounts serviced by the Corporation during 2001 and 2000, respectively. Also contributing to the growth in retail banking fees was a $1.4 million or over 20% increase and a $905,000 or 16.0% increase in fees from customers' use of debit cards and ATMs in 2001 and 2000, respectively.

Premium and commission revenue increased by $1.0 million or over 37% in 2001 and by $170,000 or 6.5% in 2000. The Corporation's principal sources of premium and commission revenue are from sales of tax-deferred annuity contracts, credit life and disability insurance policies, mortgage loan insurance policies, and mutual funds and other equity and debt securities. The increase in 2001 was primarily attributable to increased sales of tax-deferred annuity contracts due to an interest rate environment that made such products more attractive to customers relative to other investment alternatives. Also contributing was a $296,000 increase in retail brokerage commissions from sales of mutual funds and other equity and debt securities. During 2001, the Corporation increased the number of registered investment representatives in its offices from three to ten. The increase in premium and commission revenue in 2000 was principally due to increased sales of credit life and disability insurance policies.

The Corporation expects growth in premium and commission revenue to moderate in 2002. Although there can be no assurances, the Corporation expects increased commission revenue from retail brokerage sales to be offset somewhat by lower commissions from tax-deferred annuity sales. The Corporation intends to increase the number of registered investment representatives in its offices from 10 to 14 in 2002. However, there can be no assurances.

Loan servicing fees were ($7.5) million, $3.9 million, and $2.8 million in 2001, 2000, and 1999, respectively. As market interest rates declined in 2001, loan prepayment activity increased dramatically as borrowers refinanced older, high-rate residential mortgage loans, into low-rate loans. As a result of this activity, the Corporation recorded $12.4 million more in amortization of mortgage servicing rights in 2001 than it did in 2000. Excluding this increase, loan servicing fees would have increased by $960,000 or almost 25% in 2001 compared to 2000. This increase was principally caused by $345.4 million or 17.7% in growth in average loans serviced for others in 2001 compared to the previous year. This growth was caused by a significant increase in the origination and sale of fixed-rate mortgage loans, as described in a later paragraph. Also contributing were increased conversions by borrowers of adjustable-rate mortgage loans into fixed-rate loans. Upon conversion, such loans are generally sold in the secondary market and the Corporation retains the servicing. Finally, in 2001 the Corporation purchased mortgage servicing rights related to $89.4 million in mortgage loans. Such loans consisted principally of fixed-rate, residential mortgage loans on properties located in Iowa.

The increase in loan servicing fees from 1999 to 2000 was caused by a low interest rate environment in 1998 and early 1999. Similar to 2001, this environment resulted in a higher level of mortgage servicing rights amortization in 1999 compared to 2000.

Subsequent to December 31, 2001, market interest rates have remained at relatively low levels, albeit slightly higher than the historically low levels reached in the fourth quarter of 2001. If market interest rates stabilize or increase in 2002 (as management anticipates), the Corporation may experience a substantial decline in amortization on its mortgage servicing rights due to slower loan prepayment activity, although there can be no assurances. Furthermore, the Corporation may be required to recapture through earnings all or a portion of any unfavorable mark-to-market adjustments on mortgage servicing rights that were recorded in previous periods, in accordance with GAAP. Such recapture would be appropriate if expectations for future loan prepayments decline, which typically occurs in stable or rising rate environments, although there can be no assurances. As of December 31, 2001, the Corporation had recorded $2.6 million in unfavorable mark-to-market adjustments against its mortgage servicing rights.

If interest rates decline in 2002, the Corporation will most likely continue to record high levels of amortization on its mortgage servicing rights as a result of high levels of loan prepayment activity. Such amortization, however, will most likely continue to be offset by high levels of gains on sales of mortgage loans, although there can be no assurances. It should be noted, however, that declines in market interest rates may also expose the Corporation to unfavorable mark-to-market adjustments against its portfolio of mortgage servicing rights--primarily because of increases in market expectations for future prepayments. Although management believes that most of the Corporation's loans that prepay are replaced by a new loan to the same customer or even a different customer (thus preserving the future servicing cash flow), GAAP requires mark-to-market losses resulting from increases in market expectations for future prepayments to be recorded in the current period. However, the offsetting gain on the sale of the new loan, if any, cannot be recorded until the customer actually prepays the old loan and the new loan is sold in the secondary market.

At December 31, 2001 and 2000, loans serviced for others were $2.7 billion and $2.1 billion, respectively. As of the same dates, mortgage servicing rights were $29.9 million and $23.3 million, respectively. For additional discussion, relating to mortgage servicing rights, refer to Part I, Item 1, "Business--Lending Activities", and Notes 1 and 4 of the Corporation's Audited Consolidated Financial Statements, included herein under Part II, Item 8, "Financial Statements and Supplementary Data".

Gains on sales of loans for the years ended December 31, 2001, 2000, and 1999, were $24.4 million, $2.7 million, and $7.2 million, respectively. The increase in 2001 was primarily attributable to a $1.2 billion or over 820% increase in the Corporation's mortgage loan sales in 2001. This increase was due to a declining interest rate environment that resulted in increased originations of fixed-rate mortgage loans, as well as increased conversions of adjustable-rate loans into fixed-rate loans, both of which were generally sold in the secondary market.

In recent months, market interest rates have stabilized at a level that is somewhat higher than the historically low levels reached in the fourth quarter of 2001. Although there can be no assurances, management expects this trend to continue in the near future. If interest rates remain stable or increase in 2002, management expects customer demand for fixed-rate mortgage loans to decrease. As such, management expects the Corporation's gain on sales of loans to decrease from recent levels. These gains, however, may be offset to some degree by decreased losses on mortgage servicing rights, as more fully described in a previous paragraph.

The decrease in gains on sales of loans from 1999 to 2000 was due primarily to a $197.7 million or approximately 56% decline in the Corporation's mortgage loan sales in 2000. The decline was due to a rising interest rate environment during 2000 that slowed originations of fixed-rate mortgage loans, as well as conversions of adjustable-rate loans into fixed-rate loans, both of which the Corporation generally sells in the secondary market.

In the fourth quarter of 2000, the Corporation sold a piece of real estate it had acquired in the 1980s, having originally intended to build a retail office at the location. The pretax gain on this sale was $1.2 million. The estimated after tax gain was $771,000 or $0.04 per diluted share.

The recognition of gains or losses from sales of loans, mortgage-backed and related securities, and other investments is dependent on market and economic conditions. Accordingly, there can be no assurance that the gains reported in prior periods can be achieved in the future or that there will not be significant inter-period variations in the results from such activities. Furthermore, the Corporation is subject to accounting principles established by Statement of Financial Accounting Standards No. 115 ("SFAS 115"), which limits the Corporation's ability to sell investments classified as "held for investment". For additional discussion, refer to Note 1 of the Corporation's Audited Consolidated Financial Statements, included herein under Part II, Item 8, "Financial Statements and Supplementary Data".

Other income was $3.3 million, $2.6 million, and $2.4 million for the years ended December 31, 2001, 2000, and 1999, respectively. The increase in 2001 was due in part to an increase in fees from customers' conversions of adjustable-rate mortgage loans into fixed-rate mortgage loans due to the low interest rate environment, as previously described. Also contributing to the increase in other non-interest income in 2001 was an increase in the cash surrender value of the Corporation's bank owned life insurance policies.

Non-Interest Expense Non-interest expense for the years ended December 31, 2001, 2000, and 1999, was $67.1 million, $58.3 million, and $54.3 million, respectively. Non-interest expense as a percent of average assets during these periods was 2.70%, 2.62%, and 2.88%, respectively. The following paragraphs discuss the principal components of non-interest expense and the primary reasons for their changes from 2000 to 2001 and 1999 to 2000.

Compensation and employee benefits increased by $4.9 million or 13.9% in 2001 and $3.7 million or 11.8% in 2000. In general, the increase in both periods was due to growth in the number of banking facilities operated by the Corporation and resulting increase in the number of employees, as well as normal annual merit increases. Both years were also impacted by an increase in the cost of employee healthcare benefits. Such costs rose by $229,000 or 8.2% in 2001 and by $682,000 or 32% in 2000. Finally, the increase in compensation and employee benefits from 1999 to 2000 was also impacted by a $910,000 increase in costs related to a performance-based, variable stock compensation plan. As of December 31, 2001, the Corporation had 1,033 full-time equivalent employees. This compared to 897 and 831 as of December 31, 2000 and 1999, respectively.

Occupancy and equipment expense increased by $894,000 or 11.4% in 2001 and $446,000 or 6.0% in 2000. In addition, communications, postage, and office supplies expense increased by $951,000 or 22.1% in 2001 and $285,000 or 7.1% in 2000. These increases were primarily attributable to growth in the number of banking facilities operated by the Corporation, as well as increases in the number of full-time equivalent employees and in the number of customers served by the Corporation.

Since December 31, 1999, the Corporation has opened fourteen banking facilities. In January 2002, the Corporation signed a definitive agreement with another financial institution to purchase three banking facilities in Rochester, Minnesota (for additional discussion, refer to Note 15 of the Corporation's Audited Consolidated Financial Statements, included herein under Part II, Item 8, "Financial Statements and Supplementary Data"). Furthermore, in 2002 the Corporation intends to open up to seven banking facilities, although there can be no assurances.

ATM and debit card transaction costs increased by $314,000 or 10.7% in 2001 and $233,000 or 8.7% in 2000. The increase in both years was attributable to increased use by the Corporation's customers of ATM and debit card networks, as well as an increase in the number of ATMs operated by the Corporation. During 2001, the Corporation increased to over 100 the number of ATMs it owns and operates in its market areas, as compared to 92 at the end of 2000.

Advertising and marketing costs increased by $211,000 or 8.9% in 2001 and $102,000 or 4.5% in 2000. These increases correspond to general increases in prices for marketing-related products and services, as well as increases in the number of communities and/or market areas served by the Corporation.

Amortization of intangible assets, which consists primarily of deposit-based intangibles and purchase accounting goodwill, increased by $57,000 or 5.6% in 2001, due to deposit-based intangibles acquired in the acquisition of ACB in October 2001. Amortization of intangible assets in 2000 was substantially unchanged from 1999.

In January 2002, the Corporation will adopt new accounting standards relating to business combinations, as well as goodwill and other intangible assets (for more information, refer to Note 1 of the Corporation's Audited Consolidated Financial Statements, included herein under Part II, Item 8, "Financial Statements and Supplementary Data"). The Corporation estimates that adoption of these new accounting standards will result in an $875,000 decline in amortization of intangibles in 2002. However, the Corporation believes substantially all of this decline may be offset by increased amortization of intangible assets from the acquisition of ACB and three bank offices in Rochester, Minnesota. For additional discussion, refer to Notes 14 and 15 of the Corporation's Audited Consolidated Financial Statements, included herein under Part II, Item 8, "Financial Statements and Supplementary Data".

Other non-interest expenses increased $1.5 million or over 33% in 2001, and decreased by $846,000 or 15.7% in 2000. The increase in 2001 was caused by a variety of factors, the most significant of which were increased costs related to the operation and disposition of foreclosed real estate, increased losses on customers' deposit accounts, and increased costs related to servicing of loans for FNMA and FHLB. Among these factors, increased costs related to the servicing of loans for the latter were the most notable, as they increased by $759,000 or over 300%. Under the terms of its servicing agreements with these investors, the Corporation is required to forward a full month's interest to the investors when certain loans are repaid, regardless of the actual date of the loan payoff. Lower interest rates in 2001 resulted in higher prepayment and refinance activity, which increased the amount of "loan pay-off interest" remitted to FNMA and FHLB.

The decline in 2000 was due in part to a $508,000 or over 60% decrease in the cost of FDIC deposit insurance. This decrease was caused by a reduction in the amount the Corporation was required to pay for its pro rata share of the bond obligation of FICO, a governmental agency. Also contributing to the decline in other non-interest expense in 2000 was a $250,000 or 50% decrease in costs related to the servicing of loans for FNMA and FHLB under its servicing agreements with these investors, as previously described. Higher interest rates in 2000 resulted in lower prepayment and refinance activity, which reduced the amount of "loan pay-off interest" remitted to these investors.

Income Tax Expense Income tax expense for the years ended December 31, 2001, 2000, and 1999, was $15.4 million, $12.8 million, and $12.2 million, respectively, or 35.1%, 35.6%, and 35.2% of pretax income, respectively. The decline in the Corporation's effective income tax rate during 2001 was due in part to the purchase of bank owned life insurance policies. Refer to Part I, Item 1, "Business--Subsidiaries" and "Business--Taxation", for additional discussion relating to the Corporation's tax situation.

Segment Information The following paragraphs contain a discussion of the financial performance of each of the Corporation's reportable segments (hereafter referred to as "profit centers") for the years ended December 31, 2001, 2000, and 1999. This section of the report should be read in conjunction with Note 13 of the Corporation's Audited Consolidated Financial Statements, included herein under Part II, Item 8, "Financial Statements and Supplementary Data".

The following table summarizes the after-tax profits (losses) of the Corporation's profit centers during each of the years ended December 31, 2001, 2000, and 1999 (Note 13 of the Corporation's Audited Consolidated Financial Statements contains a more detailed profit (loss) statement for each profit center).

Profit (Loss) by Profit Center	2001	2000	1999
Mortgage banking	$5,192,458	$3,630,010	$3,663,321
Residential loans	6,953,652	8,364,834	7,650,881
Commercial real estate lending	5,344,423	4,505,490	4,741,426
Consumer lending	4,039,371	3,758,533	3,437,607
Education lending	2,978,899	3,925,613	2,773,665
Investment and mortgage-related securities	1,138,434	1,823,019	1,947,185
Other segments	(145,142)	(448,015)	(276,073)
Non-GAAP adjustments	2,946,129	(2,415,608)	(1,496,802)
Net income	$28,448,225	$23,143,876	$22,441,210

Mortgage Banking Profits from the Corporation's mortgage banking activities during 2001 were up $1.6 million or over 40% in 2001 compared to the previous year. In contrast, profits in 2000 were down slightly from 1999. Loan origination volumes and mortgage servicing fees are the principal drivers of performance in this profit center. The Corporation's mortgage banking operation originated $1.5 billion in single-family residential loans in 2001 compared to $524 million and $629 million in 2000 and 1999, respectively. Due to the low interest rate environment in 2001, the large increase in origination volume in that year was caused by a surge in refinance activity. In such situations, a substantial portion of the revenue allocated to the mortgage banking profit center for originations will be offset by an increase in lost servicing value related to refinanced loans. As a result, the percentage increase in profits in 2001 was significantly lower than the percentage increase in loan originations. Refer to "Non-GAAP Adjustments", below, for additional discussion.

Residential Loans Profits from the Corporation's residential loan portfolio declined by $1.4 million or 16.9% in 2001 compared to the previous year. In 2000, profits were up $714,000 or 9.3% compared to 1999. In 2001, the performance of this profit center was impacted by a significant increase in charge-offs of internally-capitalized origination costs assigned to the loans in the portfolio. These charge-offs were $3.2 million in 2001 compared to only $579,000 in 2000 and $265,000 in 1999 (refer to "Non-GAAP Adjustments", below, for additional information). These increases resulted from increased conversions of the profit center's adjustable-rate mortgage loans into fixed-rate loans, as discussed elsewhere in this report.

Commercial Real Estate Lending Profits from commercial real estate lending increased by $839,000 or 18.6% in 2001 after decreasing by $236,000 or 5.0% in 2000 compared to 1999. The profit center's earnings in both periods benefited from an increase in its average assets, which increased by $67.7 million or 14.8% in 2001 and $84.5 million or 22.7% in 2000. The profit center originated $112.7 million, $120.5 million, and $112.2 million in loans during 2001, 2000, and 1999, respectively. The volume-related improvement in 2000 was more than offset by a narrower interest rate spread in that year. This development was caused by a higher interest rate environment in 2000, which resulted in a large increase in the profit center's average cost of funds. In contrast, the average yield on the commercial real estate loan portfolio did not change significantly in 2000 as compared to 1999.

Consumer Lending Profits in the Corporation's consumer lending profit center increased by $281,000 or 7.5% and $321,000 or 9.3% in 2001 and 2000, respectively, as compared to previous years. These improvements were principally the result of a $51.4 million or 15.7% increase and $70.1 million or 27.3% increase in the profit center's average assets during 2001 and 2000, respectively. The profit center originated $274 million, $236 million, and $189 million in loans during 2001, 2000, and 1999, respectively. In 2001, the improvement in profits caused by increased volume was partially offset by a $497,000 or over 80% increase in credit losses. This increase was the result of a general decline in economic conditions during that period. The volume-related improvement in 2000 was partially offset by a narrower interest rate spread in that year. This development was caused by a higher interest rate environment in 2000, which resulted in a larger increase in the profit center's average cost of funds than its average yield on assets.

Education Lending Profits from education lending decreased by $947,000 or 24.1% in 2001 and increased by $1.2 million or over 40% in 2000 compared to previous years. The decrease in 2001 was principally the result of a sharp decline in market rates of interest during the year, which resulted in a 162 basis point decline in the yield on education loans. In contrast, the cost of the Corporation's money market accounts, which are the primary funding source for this profit center, declined by only 96 basis points. In addition, the profit center's results for 2001 include a $50,000 gain on the sale of loans compared to a gain of $197,000 in the previous year.

In 2000, education loans benefited from an improved interest rate spread as a result of higher market interest rates in that year. The average yield on education loans improved by 95 basis points in 2000. In contrast, the profit center's average cost of funds increased by only 37 basis points. Education loans also benefited from a gain on sale of loans in 2000 that was $108,000 higher than the gain recorded in 1999.

Investment and Mortgage-Related Securities Profits from the Corporation's investment securities portfolio declined by $685,000 or 37.6% in 2001 and by $124,000 or 6.4% in 2000 as compared to prior years. The decline in 2001 occurred despite a $61.1 million or 23.1% increase in the average assets assigned to the profit center. This situation was caused by a substantial change in the profit center's mix of assets during the year. In 2001, a declining interest rate environment resulted in a substantial increase in prepayments on the profit center's higher-yielding assets, principally CMOs. These assets were replaced by purchases of lower-yielding CMOs and, to a lesser extent, by overnight and other short-term investments. Overnight and short-term investments increased during the last half of the year as a result of the temporary investment of proceeds from increased sales of single-family mortgage loans, as described elsewhere in this report.

The decrease in this profit center's earnings in 2000, as compared to 1999, was principally volume related. Average assets assigned to the profit center declined by $14.2 million or 5.1% in 2000 as compared to the previous year.

A significant portion of the assets of the investment and mortgage-related securities portfolio are located in Nevada. As such, this profit center experiences a substantial tax advantage because Nevada does not currently impose a corporate tax. However, the liabilities that fund this profit center's operations are maintained in Wisconsin, which preserves the tax-deductibility of the interest expense in that state. This situation results in a very low effective tax rate or, at times, a negative effective tax rate for this profit center.

Other Segments This segment consists primarily of the parent holding company, as well as some of the Bank's wholly-owned subsidiaries. In addition, in 2001 this profit center contains the preliminary results of the Corporation's new line of business--commercial banking. The financial results of this profit center have not been reported separately in 2001 due to continuing efforts to design these products on the Corporation's systems, as well as efforts to complete the integration of the operations of ACB and the three branches the Corporation has agreed to acquire in Rochester, Minnesota. For additional discussion, refer to Notes 14 and 15 of the Corporation's Audited Consolidated Financial Statements, included herein under Part II, Item 8, "Financial Statements and Supplementary Data".

The improvement in the earnings (loss) from this segment was principally the result of lower interest expense in the holding company in 2001 as compared to 2000. This change was caused by a higher level of borrowings in 2000, the proceeds of which were largely used to repurchase the Corporation's stock.

Non-GAAP Adjustments Non-GAAP adjustments were $2.9 million in 2001 compared to ($2.4) million in 2000 and ($1.5) million in 1999. The change between 2001 and the two prior years was due primarily to the fact that a large portion of the efforts of the mortgage banking profit center in 2001 were devoted to the refinance of existing loans rather than the origination of new loans. As such, the Corporation recorded significantly higher levels of internal charge-offs related to its mortgage servicing operations. In addition, the residential loan profit center experienced a substantially higher level of charge-offs related to internally-capitalized origination costs.

Net Cost to Acquire and Maintain Deposit Liabilities In addition to the after-tax performance of the aforementioned profit centers, management of the Corporation closely monitors the net cost to acquire and maintain deposit liabilities. The Corporation's profit centers are allocated a share of the net cost to acquire and maintain deposit liabilities according to their proportionate use of such deposits as a funding source. As such, changes in the net cost to acquire and maintain deposit liabilities will impact all of the Corporation's profit centers.

The net cost to acquire and maintain deposit liabilities was 1.20%, 1.15%, and 1.13% of average deposit liabilities outstanding during the years ended December 31, 2001, 2000, and 1999, respectively. The increase in cost during these periods was due principally to increased openings of new banking facilities. In 2001, the Corporation opened six new facilities, one of which was a full-service office. This compares to an increase of eight supermarket facilities in 2000 and three in 1999.

Financial Condition

Overview The Corporation's total assets increased by $365 million or 15.5% during the twelve months ended December 31, 2001. This increase was due in part to the acquisition of $156 million in assets of ACB on October 31, 2001. For additional discussion, refer to Note 14 of the Corporation's Audited Consolidated Financial Statements, included herein under Part II, Item 8, "Financial Statements and Supplementary Data").

Excluding the effect of the ACB acquisition, total assets increased by approximately $209 million or 8.9% in 2001. This increase was primarily the result of increases in interest-bearing deposits, loans held for investment, investment and mortgage-related securities, cash and due from banks, loans held for sale, and other assets. These increases were primarily funded by increases in deposit liabilities, FHLB advances, and stockholders' equity (the latter due in part to the issuance of $28.6 million in equity to acquire ACB). These funding sources were also used to reduce federal funds purchased and borrowings under reverse-repurchase agreements in 2001.

Cash and Due from Banks The Corporation's cash and due from banks, which consists primarily of vault and teller cash, as well as correspondent bank balances, increased by $45.3 million or over 175% during the twelve months ended December 31, 2001. Most of this increase was caused by a timing difference at December 31, 2000, related to payment of real estate taxes at year-end for borrowers that maintain escrow relationships with the Corporation.

Interest-bearing Deposits with Banks Interest-bearing deposits with banks, which consist of overnight investments at the FHLB and short-term money market accounts, increased by $85.2 million from $13.1 million at December 31, 2000, to $98.2 million at December 31, 2001. The large amount of overnight investments at December 31, 2001, was caused by the temporary investment of proceeds from loan sales. These investments will be used to pay down funding sources as they mature or will be reinvested in other interest-earning assets.

Investment Securities The Corporation's investment securities increased from $817,000 at December 31, 2000, to $35.5 million at December 31, 2001. During the fourth quarter of 2001, the Corporation purchased $35.5 million in callable securities issued by various agencies of the U.S. government. These securities were sold in January of 2002 at an accounting loss of $166,000. Despite this loss, the holding period return on these securities was comparable to a money market yield, which was the Corporation's expectation when it purchased the securities.

Mortgage-Backed and Related Securities The Corporation's aggregate investment in its mortgage-backed and related securities portfolios increased by $31.5 million or 7.7% during the twelve months ended December 31, 2001. This increase was caused by the purchase of $232.8 million in short- and medium-term, fixed-rate CMOs, as well as $35.3 million in floating-rate CMOs. These purchases were offset in part by $236.9 million in principal repayments on the portfolio. Principal repayments on mortgage-related securities increased substantially during 2001 as a result of a historically low interest rate environment that encouraged borrowers to refinance higher-rate mortgage loans into lower-rate loans.

The following table sets forth the composition of the Corporation's mortgage-backed and related securities portfolios as of December 31 for each of the years indicated.

Dollars in thousands	2001		2000		1999	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Available for sale:						
Collateralized mortgage obligations	$221,777	$223,399	$120,538	$119,026	$148,311	$143,790
Mortgage-backed securities	81,011	82,581	207,052	212,211	105,651	108,376
Total available for sale	302,789	305,980	327,591	331,237	253,963	252,165
Held for investment:						
Collateralized mortgage obligations	132,755	133,666	75,532	74,708	100,522	97,733
Mortgage-backed securities	1,255	1,272	1,767	1,749	3,410	3,335
Total held for investment:	134,010	134,937	77,299	76,457	103,932	101,068
Total mortgage-backed and related securities	$436,799	$440,917	$404,889	$407,694	$357,895	$353,234
Weighted-average yield	6.06%		7.00%		6.82%	

Loans Held for Sale The Corporation's loans held for sale increased by $33.1 million or over 140% during the year ended December 31, 2001. This increase was due to a declining interest rate environment during 2001 that stimulated consumer demand for fixed-rate residential mortgage loans and resulted in increased conversions of adjustable-rate loans into fixed-rate loans, which the Corporation generally sells in the secondary market.

The following table sets forth the activity in the Corporation's portfolio of loans held for sale during each of the years indicated.

Dollars in thousands	2001	2000	1999	1998	1997
Balance at beginning of period	$22,974	$6,346	$72,002	$45,577	$20,339
Single-family mortgage loans originated for sale *(1)*	1,252,070	142,985	305,345	818,292	258,818
Loans transferred from held for investment *(2)*	165,583	23,743	21,283	98,718	92,573
Loans transferred to held for investment *(3)*	-	-	(43,554)	-	-
Principal balance of loans sold	(1,384,518)	(150,100)	(348,730)	(890,585)	(326,153)
Balance at end of period	$56,109	$22,974	$6,346	$72,002	$45,577

(1) Net of monthly principal payments received from borrowers during the period held for sale.

(2) Consists of single-family adjustable-rate mortgage loans originated for investment that converted to fixed-rate loans. The Corporation generally sells such loans in the secondary market.

(3) Consists of fixed-rate mortgage loans transferred to loans held for investment at the lower of cost or market to maintain growth in the Corporation's earning assets.

In the fourth quarter of 1999, the Corporation transferred $43.6 million in fixed-rate mortgage loans that had been originated for sale to its portfolio of loans held for investment. In accordance with GAAP, these loans were transferred at the lower of cost or market, which resulted in a $152,000 loss in that period. The loss reduced the amount reported as gain on sales of loans in 1999.

Loans Held for Investment The Corporation's loans held for investment declined by $35.4 million or 2.0% during the twelve months ended December 31, 2001 (excluding $114.3 million in loans acquired in the ACB acquisition in the fourth quarter of 2001). During the twelve months ended December 31, 2001, the Corporation originated $269.4 million in adjustable-rate single-family mortgage loans, $273.5 million in consumer loans (consisting mostly of second mortgages), $112.7 million in commercial real estate loans, $33.7 million in education loans, and $2.3 million in commercial business loans. During the same period, the Corporation purchased $178.1 million in adjustable-rate residential mortgage loans originated by third-party financial institutions. During 2001, the interest rate environment had a significant impact on the ability of the Corporation to maintain its internally-originated portfolio of loans held for investment. This situation developed because low interest rates tend to increase customer preference for fixed-rate mortgage loans, as opposed to adjustable-rate loans. In addition, a low interest rate environment encourages borrowers to refinance their existing adjustable-rate residential loans into fixed-rate loans to "lock-in" a lower long-term rate. Given the Corporation's policy of selling these types of loans in the secondary market, its internally-originated portfolio of adjustable-rate residential loans declined significantly in the most recent period. Although the Corporation was able to maintain internal growth in commercial real estate, consumer, and education loans, the Corporation purchased adjustable-rate mortgage loans from three third-party financial institutions in an effort to maintain growth in its level of earning assets. These loans were subjected to substantially the same underwriting process as the Corporation's own loans. These loans are located throughout the

U.S., with no single state making up a significant portion of the overall principal. The loans have adjustable-rates that reset annually at an average margin of approximately 200 to 250 basis points above the one-year U.S. Treasury bill. Most of the loans have fixed interest rates for terms of three to seven years before their first adjustment date. The loans were purchased by FCHI, the Corporation's wholly-owned investment subsidiary in Nevada.

The Corporation will continue to explore alternatives to maintain growth in its interest-earning assets in the near term. These alternatives include, but are not limited to, the purchase of additional adjustable-rate residential mortgage loans from third-party financial institutions, the purchase of mortgage-backed and related securities, and the retention of certain fixed-rate loans that are currently sold by the Corporation in the secondary market. However, there are many considerations involved in such decisions and there can be no assurances that the Corporation will elect to continue any of these strategies to increase its interest-earning assets.

The following table sets forth the composition of the Corporation's portfolio of loans held for investment as of December 31 for each of the years indicated.

Dollars in thousands	2001		2000		1999		1998		1997	
	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Real estate loans:										
Single-family mortgage loans	$669,867	36%	$719,671	40%	$652,883	42%	$426,603	36%	$537,722	45%
Non-residential real estate loans	257,043	14	203,842	11	168,453	11	141,046	12	107,315	9
Multi-family residential loans	252,312	14	236,003	13	186,591	12	148,060	13	140,589	12
Construction loans *(1)*	83,537	4	77,216	4	80,563	5	63,035	5	51,319	4
Total real estate loans	1,262,759	68	1,236,732	70	1,088,490	70	778,744	66	836,945	70
Consumer loans:										
Second mortgage and home equity loans	249,501	13	253,866	14	204,806	13	175,541	15	163,231	14
Automobile loans	75,009	4	64,841	4	46,956	3	37,558	3	31,182	3
Other consumer loans *(2)*	29,949	2	25,262	1	14,239	1	9,006	1	9,149	1
Total consumer loans	354,459	19	343,969	19	266,001	17	222,105	19	203,562	17
Education loans	201,183	11	197,579	11	190,170	12	182,380	15	159,893	13
Commercial business loans	38,736	2	195	-	296	-	371	-	557	-
Subtotal	1,857,137	100%	1,778,475	100%	1,544,958	100%	1,183,600	100%	1,200,957	100%
Unearned discounts, premiums, and net deferred loan fee/costs	4,141		2,029		1,260		1,549		574	
Allowance for loan losses	(9,962)		(8,028)		(7,624)		(7,624)		(7,638)	
Total loans held for investment	$1,851,316		$1,772,477		$1,538,595		$1,177,526		$1,193,893	
Weighted average contractual rate	7.36%		8.00%		7.58%		7.80%		8.22%	

(1) At December 31, 2001, construction loans consisted of $56.4 million in single-family residences, $22.5 million in multi-family residences, and $4.6 million in non-residential real estate.

(2) At December 31, 2001, other consumer loans included $22.3 million of unsecured loans, $4.5 million of recreational and household good loans, $1.9 million of deposit account-secured loans, and $1.2 million of mobile home loans.

The following table sets forth the activity in the Corporation's portfolio of loans held for investment during each of the years indicated.

Dollars in thousands	2001	2000	1999	1998	1997
Balance at beginning of period	$1,772,477	$1,538,595	$1,177,526	$1,193,893	$1,106,040
Real estate loan originations:					
Single-family mortgage loans *(1)*	270,071	354,734	293,227	212,964	243,694
Commercial real estate loans	112,715	120,459	112,180	106,146	71,554
Decrease (increase) in loans in process *(2)*	9,276	(13,546)	(7,086)	1,654	(13,081)
Total real estate loans originated	392,062	461,647	398,321	320,764	302,167
Consumer loan originations:					
Second mortgage and home equity loans	192,574	160,386	137,459	136,659	120,809
Automobile loans	56,081	52,967	39,635	33,729	23,923
Other consumer loans *(3)*	24,894	22,490	12,168	6,461	7,004
Total consumer loans originated	273,549	235,843	189,262	176,849	151,736
Education loan originations	33,705	33,859	29,521	37,692	38,422
Commercial business loan originations	2,278	-	-	-	-
Total loans originated for investment	701,595	731,350	617,103	535,305	492,325
Loans purchased for investment:					
Single-family residential loans	178,104	13,051	97,238	165,140	-
Commercial real estate loans	-	8,625	798	-	6,373
Consumer loans	-	-	-	377	-
Total loans purchased for investment	178,104	21,676	98,036	165,517	6,373
Net loans acquired in the acquisition of ACB *(4)*	114,287	-	-	-	-
Loan principal repayments	(742,074)	(356,507)	(371,999)	(389,935)	(317,291)
Education loans sold	(1,334)	(4,800)	(2,165)	-	-
Loans transferred to held for sale portfolio *(5)*	(165,583)	(23,743)	(21,283)	(98,718)	(92,573)
Loans swapped into mortgage-backed securities	-	(132,280)	-	(222,260)	-
Loans transferred from held for sale portfolio *(6)*	-	-	43,554	-	-
Other changes in loans held for investment *(7)*	(6,155)	(1,813)	(2,178)	(6,276)	(981)
Balance at end of period	$1,851,316	$1,772,477	$1,538,595	$1,177,526	$1,193,893

(1) Excludes loans originated for sale and loans originated on an agency basis for WHEDA and State VA. The latter amounted to $22.6 million, $26.3 million, $30.3 million, $38.8 million, and $23.1 million in 2001, 2000, 1999, 1998, and 1997, respectively.

(2) Consists of changes in loans in process on single-family, multi-family, and non-residential real estate construction loans.

(3) Consists principally of loans secured by mobile homes, recreational and household goods, and deposit accounts, as well as unsecured loans.

(4) Consists of $36.9 million in commercial business loans, $36.9 million in single-family residential loan, $27.0 million in commercial real estate loans, $13.3 million in consumer loans, and $0.2 million in education loans.

(5) Consists of single-family adjustable-rate mortgage loans that converted to fixed-rate and were sold in the secondary market.

(6) Consists of fixed-rate mortgage loans transferred from loans held for sale at the lower of cost or market to maintain growth in the Corporation's earning assets.

(7) Consists principally of real estate foreclosures and changes in allowance for loan losses, discounts, premiums, and deferred fees.

Other Assets The Corporation's other assets increased from $2.6 million at December 31, 2000, to $33.3 million at December 31, 2001. A large portion of this increase resulted from the Corporation's purchase of life insurance on certain key members of senior and middle management personnel (referred to as "bank-owned life insurance").

Deposit Liabilities The Corporation's deposit liabilities increased by $200.4 million or 11.8% during the twelve months ended December 31, 2001 (excluding $129.6 million in deposits assumed in the ACB acquisition). Management attributes much of this growth to recent volatility in other financial markets, which has made traditional bank financial offerings more attractive to consumers, as well as aggressive pricing of certificates of deposit by the Corporation in its market areas. The Corporation's deposit liabilities were also impacted by an $87.9 million or over 520% increase in custodial deposit accounts during 2001. The Corporation maintains borrowers' principal and interest payments in such accounts on a temporary basis pending their remittance to the third-party owners of the loans. Balances in these accounts increased substantially in 2001 due to significant increases in loan prepayment activity.

The following table sets forth the composition of the Corporation's deposit liabilities as of December 31 for each of the years indicated.

Dollars in thousands	2001		2000		1999	
	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate
Regular savings accounts	$141,548	1.11%	$103,662	1.49%	$104,511	1.49%
Interest-bearing checking accounts	101,679	0.63	80,594	0.85	72,913	0.75
Non-interest bearing checking accounts	285,591	-	161,602	-	136,700	-
Money market accounts	214,604	1.80	154,399	4.22	173,596	3.76
Variable-rate IRA accounts	4,017	1.88	2,827	3.94	3,610	3.63
Certificates of deposit	1,281,814	5.19	1,196,168	6.45	979,930	5.41
Total	$2,029,254	3.58%	$1,699,252	5.06%	$1,471,259	4.20%

At December 31, 2001, certificates of deposit in denominations of $100,000 or more amounted to $152.3 million and mature as follows: $59.6 million within three months, $22.3 million over three through six months, $29.6 million over six through 12 months, $37.3 million over 12 through 24 months, and $3.5 million over 24 months. At December 31, 2001, certificates of deposits issued through third-party broker-dealers amounted to $22.3 million, all of which was scheduled to mature within three months.

Federal Funds Purchased and Securities Sold Under Agreements to Repurchase The Corporation's federal funds purchased and securities sold under agreement to repurchase declined by $120.0 million or 100% in the aggregate during the twelve months ended December 31, 2001. This decrease was primarily funded by an increase in deposit liabilities, as previously described.

FHLB Advances and All Other Borrowings The Corporation's FHLB advances increased by $86.2 million or over 23% during the year ended December 31, 2001 (excluding $13.5 million acquired in the ACB acquisition). Additional FHLB advances were drawn during 2001 to fund growth in the Corporation's mortgage-backed and related securities.

The following table presents certain information regarding the Corporation's short-term borrowings (original maturity of less than one year) at or for the years ended December 31, 2001, 2000, and 1999.

Dollars in thousands	2001	2000	1999
FHLB advances:			
Average balance outstanding *(1)*	$35,006	$51,828	$84,482
Maximum amount outstanding at any month-end during the period	112,080	201,273	204,215
Balance outstanding at end of period	12,500	10,545	201,273
Average interest rate during the period *(2)*	4.50%	6.42%	5.32%
Weighted-average interest rate at the end of period	2.61%	6.74%	5.66%
Securities sold under agreements to repurchase:			
Average balance outstanding *(1)*	$36,923	$71,154	-
Maximum amount outstanding at any month-end during the period	100,000	100,000	-
Balance outstanding at end of period	-	100,000	-
Average interest rate during the period *(2)*	6.66%	6.45%	-
Weighted-average interest rate at the end of period	-	6.68%	-
Federal funds purchased:			
Average balance outstanding *(1)*	$10,769	$15,385	$2,308
Maximum amount outstanding at any month-end during the period	20,000	20,000	20,000
Balance outstanding at end of period	-	20,000	20,000
Average interest rate during the period *(2)*	5.15%	6.72%	5.74%
Weighted-average interest rate at the end of period	-	6.77%	5.79%
Total short-term borrowings:			
Average balance outstanding *(1)*	$82,698	$138,367	$86,790
Maximum amount outstanding at any month-end during the period	191,155	221,273	221,273
Balance outstanding at end of period	12500.00	130,545	221,273
Average interest rate during the period *(2)*	5.55%	6.47%	5.33%
Weighted-average interest rate at the end of period	2.61%	6.70%	5.67%

(1) Calculated using month-end balances.
(2) Calculated using month-end average interest rates.

Non-Performing Assets The Corporation's non-performing assets (consisting of non-accrual loans, real estate acquired through foreclosure or deed-in-lieu thereof, and real estate in judgement) amounted to $8.5 million or 0.31% of total assets at December 31, 2001, compared to $4.4 million or 0.19% at December 31, 2000. The increase in non-performing assets in 2001 was due in part to an overall increase in loans on non-accrual status, particularly consumer loans and, to a lesser degree, mortgage loans. These increases were principally caused by a general deterioration in overall economic conditions in 2001. Also contributing to the increase in non-performing assets in 2001 was $933,000 of real estate in judgement and real estate acquired through foreclosure related to three independent builders that experienced problems with a number of small single-family projects. Although foreclosure on these loans has commenced, management does not expect to incur significant losses. However, there can be no assurances.

The following table contains information regarding the Corporation's non-performing assets during the five year period ended December 31, 2001.

Dollars in thousands	2001	2000	1999	1998	1997
Non-accrual loans:					
Single-family mortgage loans	$3,078	$2,065	$862	$770	$738
Commercial real estate loans	373	-	-	-	3,000
Consumer loans	2,040	1,069	191	341	672
Commercial business loans	164	-	-	-	-
Total non-accrual loans	5,655	3,134	1,053	1,111	4,410
Real estate owned and in judgement	2,847	1,222	1,091	1,264	492
Total non-performing assets	$8,502	$4,356	$2,144	$2,375	$4,902
Ratio of non-accrual loans to loans held for investment	0.31%	0.18%	0.07%	0.09%	0.37%
Ratio of total non-performing assets to total assets	0.31%	0.19%	0.10%	0.13%	0.32%
Ratio of total allowance for loan and real estate losses to total non-performing assets	120%	188%	365%	330%	159%

Note: there were no non-performing education loans as of December 31 for any of the years presented.

In addition to non-performing assets, at December 31, 2001, management was closely monitoring $10.3 million in assets which it had classified as doubtful, substandard, or special mention. This compares to $2.8 million in such assets at December 31, 2000. The increase in 2001 was due primarily to the classification of $4.8 million in commercial real estate and $1.9 million in commercial loans as substandard in the fourth quarter, the latter attributable to the ACB acquisition. Although these loans were performing in accordance with their terms, management of the Corporation deemed their classification prudent after consideration of factors such as declines in the valuation of associated collateral, reductions in occupancy rates, and deteriorating economic conditions. Management does not expect to incur a significant loss on these loans at this time, although there can be no assurances.

Liquidity and Capital Resources

The Corporation's primary sources of funds are deposits obtained through its branch office network, borrowings from the FHLB and other sources, amortization, maturity, and prepayment of outstanding loans and investments, and sales of loans and other assets. During 2001, 2000, and 1999, the Corporation used these sources of funds to fund loan commitments, purchase investment and mortgage-related securities, and cover maturing liabilities and deposit withdrawals. At December 31, 2001, the Corporation had $889.9 million in time deposits, and $66.8 million in FHLB advances that were scheduled to mature within one year. In addition, the Corporation had approved loan commitments and undisbursed commitments on construction loans outstanding as of the same date. Management believes that the Corporation has adequate resources to fund all of these obligations or commitments, that all of these obligations or commitments will be funded by the required date, and that the Corporation can adjust the rates it offers on certificates of deposit to retain such deposits in changing interest rate environments. Under FHLB lending and collateralization guidelines, the Corporation had approximately $356 million in unused borrowing capacity at the FHLB as of December 31, 2001. The Corporation also had $65 million in unused lines of credit with other financial institutions as of the same date.

The Corporation's stockholders' equity ratio as of December 31, 2001, was 7.08% of total assets. The Corporation's long-term objective is to maintain a ratio of at least 7.0%.

The Corporation is also required to maintain specified amounts of capital pursuant to regulations promulgated by the OTS and the FDIC. The Corporation's objective is to maintain its regulatory capital in an amount sufficient to be classified in the highest regulatory capital category (i.e., as a "well capitalized" institution). At December 31, 2001, the Corporation's regulatory capital exceeded all regulatory minimum requirements, as well as the amount required to be classified as a "well capitalized" institution. For additional discussion, refer to Note 11 of the Corporation's Consolidated Financial Statements, included herein under Part II, Item 8, "Financial Statements and Supplementary Data".

The Corporation paid cash dividends of $8.9 million, $7.7 million, and $6.3 million during the years ended December 31, 2001, 2000, and 1999, respectively. These amounts equated to dividend payout ratios of 31.2%, 33.3%, and 28.0% of the net income in such periods, respectively. It is the Corporation's objective to maintain its dividend payout ratio in a range of 25% to 35% of net income. However, the Corporation's dividend policy and/or dividend payout ratio will be impacted by considerations which include, but are not limited to, the level of stockholders' equity in relation to the Corporation's stated goal, as previously described, regulatory capital requirements for the Corporation, as previously described, and certain dividend restrictions in effect for the Corporation (for additional discussion refer to Note 11 of the Corporation's Audited Consolidated Financial Statements, included herein under Part II, Item 8, "Financial Statements and Supplementary Data"). Furthermore, unanticipated or non-recurring fluctuations in earnings may impact the Corporation's ability to pay dividends and/or maintain a given dividend payout ratio.

On January 24, 2002, the Corporation's Board of Directors approved a regular quarterly dividend of $0.12 per share payable on March 7, 2002, to shareholders of record on February 14, 2002.

During 2001, the Corporation repurchased 228,800 shares of its common stock at a cost of $3.2 million under its 1999 and 2000 stock repurchase plans (the "1999 Plan" and "2000 Plan", respectively). As of December 31, 2001, no shares remained to be purchased under the 1999 Plan and 904,260 shares remain to be purchased under the 2000 Plan. In April 2001, the Corporation's Board of Directors extended the 2000 Plan for another twelve months. The shares may be repurchased from time to time in open-market transactions during the next twelve months as, in the opinion of management, market conditions warrant. The repurchased shares will be held as treasury stock and will be available for general corporate purposes. For additional discussion, refer to Note 11 of the Corporation's Audited Consolidated Financial Statements, included herein under Part II, Item 8, "Financial Statements and Supplementary Data"

During 2001, the Corporation reissued 1,825,132 shares of common stock out of its inventory of treasury stock with a cost basis of $18.3 million (1,685,126 of these shares, plus 250,178 of previously unissued shares, were issued in connection with the acquisition of ACB). In general, these shares were otherwise issued upon the exercise of stock options by, or the issuance of restricted stock to, employees and directors of the Corporation.

Item 7A--Quantitative and Qualitative Disclosures about Market Risk

The Corporation manages the exposure of its operations to changes in interest rates ("interest rate risk" or "market risk") by monitoring its ratios of interest-earning assets to interest-bearing liabilities within one- and three-year maturities and/or repricing dates (i.e., its one- and three-year "gaps"). Management has sought to control the Corporation's one- and three-year gaps, thereby limiting the affects of changes in interest rates on its future earnings, by selling substantially all of its long-term, fixed-rate, single-family mortgage loan production, investing in adjustable-rate single-family mortgage loans, investing in consumer, education, and commercial loans, which generally have shorter terms to maturity and/or floating rates of interest, and investing in commercial real estate loans, which also tend to have shorter terms to maturity and/or floating rates of interest. The Corporation also invests from time-to-time in adjustable-rate and short- and medium-term fixed-rate CMOs and MBSs. As a result of this strategy, the Corporation's exposure to interest rate risk is significantly impacted by its funding of the aforementioned asset groups with deposit liabilities and FHLB advances that tend to have average terms to maturity of less than one year or carry floating rates of interest.

In general, it is management's goal to maintain the Corporation's one-year gap in a range between 0% and –30% and its three-year gap in a range between 0% and –10%. Management believes this strategy takes advantage of the fact that market yield curves tend to be upward sloping, which increases the spread between the Corporation's earning assets and interest-bearing liabilities. Furthermore, management of the Corporation does not believe that this strategy exposes the Corporation to unacceptable levels of interest rate risk as evidenced by the fact that the Corporation's three-year gap is generally maintained in a narrow band around zero, which implies that the Corporation is exposed to little interest rate risk over a three-year horizon. In addition, it should be noted that for purposes of its gap analysis, the Corporation classifies its interest-bearing checking, savings, and money market deposits in the shortest category, due to their potential to reprice. However, it is the Corporation's experience that these deposits do not reprice as quickly or to the same extent as other financial instruments, especially in a rising rate environment. In addition, the Corporation classifies certain FHLB advances that are redeemable prior to maturity (at the option of the FHLB) according to their redemption dates, which are earlier than their maturity dates.

The following table summarizes the Corporation's gap as of December 31, 2001.

Dollars in thousands	6 Months or Less	More Than 6 Months to 1 Year	More Than 1 Year to 3 Years	More Than 3 Years to 5 Years	Over 5 Years	Total
Interest-earning assets:						
Mortgage and commercial loans:						
Fixed	$146,366	$39,700	$56,408	$32,963	$8,223	$283,660
Adjustable	214,559	209,835	423,119	221,612	3,948	1,073,073
Consumer and education loans	328,943	67,191	124,713	26,707	6,050	553,604
Mortgage-backed and related securities	127,477	63,248	164,584	59,730	19,831	434,870
Investment securities and other earning assets	133,233	-	-	-	28,063	161,296
Total	$950,578	$379,974	$768,824	$341,012	$66,115	$2,506,503
Interest-bearing liabilities:						
Deposits liabilities:						
Regular savings and checking accounts	$243,227	-	-	-	-	$243,227
Money market deposit accounts	214,604	-	-	-	-	214,604
Variable-rate IRA accounts	4,017	-	-	-	-	4,017
Time deposits	698,610	$189,146	$365,951	$28,107	-	1,281,814
FHLB advances and other borrowings	256,655	40,419	145,369	25,004	-	467,447
Total	$1,417,113	$229,565	$511,320	$53,111	-	$2,211,109
Excess (deficiency) of earning assets over interest-bearing liabilities	($466,535)	$150,409	$257,504	$287,901	$66,115	
Cumulative excess (deficiency) of earning assets over interest-bearing liabilities	($466,535)	($316,126)	($58,622)	$229,279	$295,394	
Cumulative excess (deficiency) of earning assets over interest-bearing liabilities as a percent of total assets	-17.17%	-11.63%	-2.16%	8.44%	10.87%	
Cumulative earning assets as a percentage of interest-bearing liabilities	67.08%	80.80%	97.28%	110.37%	113.36%	

Note: If redeemable FHLB advances, interest-bearing checking, and regular savings deposits were deemed to reprice after one year, the Corporation's one-year funding gap would have been 5.79% as of December 31, 2001, which compares to -3.25% and -8.58% as of December 31, 2000 and 1999, respectively.

The Corporation's one-year gap was –11.63% at December 31, 2001, compared to –20.65% and –21.89% at December 31, 2000 and 1999, respectively. The decline in the Corporation's negative one-year gap in 2001 was primarily attributable to an increase in overnight and short-term investments, due to the temporary investment of proceeds from increased sales of mortgage loans. Also contributing was an increase in FHLB advances that have a maturity date beyond December 31, 2002.

Certain shortcomings are inherent in using gap to quantify exposure to interest rate risk. For example, although certain assets and liabilities may have similar maturities or repricings in the table, they may react differently to actual changes in market interest rates. This is especially true for assets such as mortgage loans that have embedded prepayment options and liabilities that have early redemption features. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. This is especially true in circumstances where management has a certain amount of control over interest rates, as it does in the case of deposit liabilities. Additionally, certain assets such as adjustable-rate mortgage loans have features that restrict changes in interest rates on a short-term basis and over the life of the asset. Furthermore, the proportion of adjustable-rate loans in the Corporation's portfolio may change as interest rates change due to changes in borrowers' preferences.

Although management believes that its asset/liability management strategies reduce the potential effects of changes in interest rates on the Corporation's operations, material and prolonged increases in interest rates may adversely affect the Corporation's operations because the Corporation's interest-bearing liabilities which mature or reprice within one year are greater than the Corporation's interest-earning assets which mature or reprice within the same period. Alternatively, material and prolonged decreases in interest rates may benefit the Corporation's operations.

The Corporation does not use derivative financial instruments such as futures, swaps, caps, floors, options, interest- or principal-only strips, or similar financial instruments to manage its interest rate risk. However, the Corporation does use forward sales of mortgage-backed securities and other commitments of a similar nature to manage exposure to market risk in its "pipeline" of single-family residential loans intended for sale. This pipeline consists of mortgage loans that are held for sale as of the balance sheet date as well as commitments to originate mortgage loans that are intended for sale, but are not closed as of the balance sheet date. Loans held for sale are generally matched against forward sales that require delivery within 30 to 60 days of the balance sheet date. The Corporation's policy is to match substantially all of its pipeline with forward sales. These forward sales generally require delivery within 30 to 60 days. Given these policies, as well as the short-term nature of the Corporation's pipeline and its related forward sales, management believes these financial instruments pose little market risk to the Corporation.

The Corporation is required by the OTS to estimate the sensitivity of its net portfolio value of equity ("NPV") to immediate and sustained changes in interest rates and to measure such sensitivity on at least a quarterly basis. NPV is defined as the estimated net present value of an institution's existing assets, liabilities, and off-balance sheet instruments at a given level of market interest rates. Computation of the estimated net present value of assets, liabilities, and off-balance sheet instruments requires management to make numerous assumptions with respect to such items. These assumptions include, but are not limited to, appropriate discount rates, loan prepayment rates, deposit decay rates, etc., for each interest rate scenario. In general, the Corporation has used substantially the same assumptions for computing the net present value of financial assets and liabilities in the base scenario as it uses in preparing the fair value disclosures required under GAAP (refer to Notes 1 and 12 of the Corporation's Audited Consolidated Financial Statements, included herein under Part II, Item 8, "Financial Statements and Supplementary Data"). Computations of net present values for other interest rate scenarios follow the same basic approach except that discount rates, loan prepayment rates, and other assumptions are adjusted accordingly. The net present values of non-financial assets and liabilities are generally estimated to be equal to their carrying values under all interest rate scenarios as permitted by OTS regulations. With respect to off-balance sheet items, the Corporation generally relies on estimates of value provided by the OTS. The same is true for certain other financial assets such as mortgage servicing rights and deposit-based intangibles.

The following table summarizes as of December 31, 2001 and 2000, the sensitivity of the Corporation's NPV to immediate and sustained changes in interest rates, as shown (parallel shifts in the term structure of interest rates are assumed as permitted by OTS regulations; dollars are presented in millions).

	Estimated NPV	
Change in Interest Rates	12/31/01	12/31/00
200 basis point increase	$211.4	$166.6
Base scenario	218.2	174.9
200 basis point decline	203.3	158.9

Certain shortcomings are inherent in using NPV to quantify exposure to market risk. For example, actual and future values of assets, liabilities, and off-balance sheet items will differ from those determined by the model for a variety of reasons to include, but not limited to, differences in actual market discount rates, differences in actual loan prepayment activity, and differences in deposit customers' responses to changes in interest rates and the resulting impact on the Corporation's offering rates. Furthermore, the analysis does not contemplate future shifts in asset or liability mix or any actions management may take in response to changes in interest rates. As a result of these shortcomings, it is unlikely that actual or future values of the Corporation's assets, liabilities, and off-balance sheet items are or will be equal to those presented in the NPV analysis.

Item 8—Financial Statements and Supplementary Data

Audited Consolidated Financial Statements

Consolidated Statements of Financial Condition
December 31, 2001 and 2000

ASSETS	2001	2000
Cash and due from banks	$70,756,705	$25,445,819
Interest-bearing deposits with banks	98,233,160	13,054,493
Investment securities available for sale, at fair value	35,461,500	817,141
Mortgage-backed and related securities:		
Available for sale, at fair value	305,979,912	331,236,909
Held for investment, at cost (fair value of $134,937,344 and $76,456,829, respectively)	134,010,248	77,298,853
Loans held for sale	56,109,442	22,973,887
Loans held for investment, net	1,851,316,436	1,772,476,651
Federal Home Loan Bank stock	28,063,300	25,568,100
Accrued interest receivable, net	19,016,429	19,701,004
Office properties and equipment	30,653,310	26,781,010
Mortgage servicing rights, net	29,908,769	23,280,472
Intangible assets	24,946,280	11,490,392
Other assets	33,254,152	2,600,835
Total assets	$2,717,709,643	$2,352,725,566

LIABILITIES AND STOCKHOLDERS' EQUITY		
Deposit liabilities	$2,029,254,047	$1,699,252,162
Federal funds purchased	-	20,000,000
Securities sold under agreements to repurchase	-	100,000,000
Federal Home Loan Bank advances	467,415,000	368,205,000
Other borrowings	32,311	2,641,370
Advance payments by borrowers for taxes and insurance	1,640,142	1,023,712
Accrued interest payable	4,063,741	4,047,875
Other liabilities	22,906,699	11,005,952
Total liabilities	2,525,311,940	2,206,176,071
Preferred stock, $0.10 par value, 5,000,000 shares authorized, none outstanding	-	-
Common stock, $0.10 par value, 100,000,000 shares authorized, 20,200,829 and 19,941,630 shares issued and outstanding (including 0 and 1,596,332 shares of treasury stock), respectively	2,020,083	1,994,163
Additional paid-in capital	46,607,845	34,540,064
Retained earnings	141,717,089	122,921,606
Treasury stock, at cost	-	(15,127,142)
Unearned restricted stock	(87,083)	(142,083)
Accumulated non-owner adjustments to equity, net	2,139,769	2,362,887
Total stockholders' equity	192,397,703	146,549,495
Total liabilities and stockholders' equity	$2,717,709,643	$2,352,725,566

Refer to accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Operations
Years Ended December 31, 2001, 2000, and 1999

	2001	2000	1999
Interest on loans	$144,007,080	$134,454,432	$103,880,028
Interest on mortgage-backed and related securities	24,060,467	24,516,300	23,728,297
Interest and dividends on investments	3,465,094	2,465,456	2,462,273
Total interest income	171,532,641	161,436,188	130,070,598
Interest on deposit liabilities	83,584,616	73,587,725	60,547,033
Interest on FHLB advances and other borrowings	24,745,757	28,308,198	15,406,359
Total interest expense	108,330,373	101,895,922	75,953,392
Net interest income	63,202,268	59,540,266	54,117,206
Provision for loan losses	1,763,391	1,008,780	387,021
Net interest income after provision for loan losses	61,438,877	58,531,486	53,730,185
Retail banking fees and service charges	25,445,941	22,460,778	20,229,612
Premiums and commissions	3,826,392	2,782,982	2,612,694
Loan servicing fees, net	(7,529,972)	3,874,210	2,758,148
Gain on sales of loans	24,422,870	2,736,467	7,225,815
Gain on sale of investments	13,199	-	-
Gain on sale of real estate investments	-	1,188,863	-
Other income	3,348,876	2,589,250	2,351,585
Total non-interest income	49,527,306	35,632,550	35,177,854
Compensation and employee benefits	40,152,644	35,246,002	31,512,342
Occupancy and equipment	8,721,140	7,827,333	7,381,256
Communications, postage, and office supplies	5,256,205	4,304,790	4,019,411
ATM and debit card transaction costs	3,241,996	2,927,597	2,694,203
Advertising and marketing	2,588,745	2,377,953	2,275,502
Amortization of intangibles	1,084,974	1,027,761	1,031,774
Other expenses	6,073,769	4,538,896	5,384,961
Total non-interest expense	67,119,473	58,250,331	54,299,449
Income before income taxes	43,846,710	35,913,705	34,608,590
Income tax expense	15,398,485	12,769,829	12,167,380
Net income	$28,448,225	$23,143,876	$22,441,210

Per share information	2001	2000	1999
Diluted earnings per share	$1.51	$1.25	$1.17
Basic earnings per share	1.52	1.26	1.21
Dividends paid per share	0.47	0.42	0.34

Refer to accompanying Notes to Audited Consolidated Financial Statements.

Consolidated Statements of Stockholders' Equity
Years Ended December 31, 2001, 2000, and 1999

	Common Stock and Additional Paid-In Capital	Retained Earnings	Treasury Stock	Unearned Restricted Stock	Accumulated Non-Owner Adjustments to Equity	Total
Balance at December 31, 1998	$ 36,534,227	$ 97,291,806	$(12,722,834)	$ (1,256,266)	$ 2,837,714	$122,684,647
Net income		22,441,210				22,441,210
Securities valuation adjustment, net of income taxes					(4,045,959)	(4,045,959)
Net income and non-owner adjustments to equity						18,395,251
Dividends paid		(6,287,822)				(6,287,822)
Exercise of stock options		(6,516,097)	14,264,500			7,748,403
Purchase of treasury stock			(15,930,336)			(15,930,336)
Amortization of restricted stock				665,083		665,083
Balance at December 31, 1999	36,534,227	106,929,097	(14,388,670)	(591,183)	(1,208,245)	127,275,226
Net income		23,143,876				23,143,876
Securities valuation adjustment, net of income taxes					3,571,132	3,571,132
Net income and non-owner adjustments to equity						26,715,008
Dividends paid		(7,699,035)				(7,699,035)
Exercise of stock options		(417,520)	809,879			392,359
Restricted stock award		4,688	160,312	(165,000)		-
Purchase of treasury stock			(1,708,663)			(1,708,663)
Amortization of restricted stock		960,500		614,100		1,574,600
Balance at December 31, 2000	36,534,227	122,921,606	(15,127,142)	(142,083)	2,362,887	146,549,495
Net income		28,448,225				28,448,225
Securities valuation adjustment, net of income taxes					(214,539)	(214,539)
Reclassification adjustment for gain on securities included in income, net of income taxes					(8,579)	(8,579)
Net income and non-owner adjustments to equity						28,225,107
Common stock issued for acquisition	12,085,017		16,518,776			28,603,793
Dividends paid		(8,866,148)				(8,866,148)
Exercise of stock options	8,684	(1,508,794)	1,821,742			321,632
Purchases of treasury stock			(3,213,376)			(3,213,376)
Amortization of restricted stock		722,200		55,000		777,200
Balance at December 31, 2001	$48,627,928	$141,717,089	-	($87,083)	$2,139,769	$192,397,703

Refer to accompanying Notes to Audited Consolidated Financial Statements.

Consolidated Statements of Cash Flows
Years Ended December 31, 2001, 2000, and 1999

	2001	2000	1999
Cash flows from operating activities:			
Net income	$28,448,225	$23,143,876	$22,441,210
Adjustments to reconcile net income to net cash provided by operations:			
Provision for loan and real estate losses, net	1,807,782	1,069,996	305,852
Net loan costs deferred	(2,740,892)	(1,349,652)	(586,949)
Amortization (including mortgage servicing rights)	18,795,379	6,184,715	7,137,777
Depreciation	2,586,951	2,573,353	2,521,592
Gains on sales of loans and other investments	(24,436,069)	(3,925,330)	(7,225,815)
Decrease (increase) in accrued interest receivable	1,610,828	(4,280,167)	(1,532,299)
Increase (decrease) in accrued interest payable	(1,449,262)	1,531,595	568,457
Increase in current and deferred income taxes	3,990,480	351,772	5,678,518
Other accruals and prepaids, net	435,401	(663,059)	356,321
Net cash provided by operations before loan originations and sales	29,048,823	24,637,099	29,664,664
Loans originated for sale	(1,252,070,158)	(142,985,217)	(305,345,488)
Sales of loans originated for sale or transferred from held for investment	1,390,901,215	150,876,533	351,254,560
Net cash provided by operations	167,879,880	32,528,415	75,573,736
Cash flows from investing activities:			
Decrease (increase) in interest-bearing deposits with banks	(75,614,559)	4,735,769	78,759,513
Purchases of investment securities	(35,553,880)	-	(941,254)
Sales of investment securities	21,823,808	-	-
Maturities of investment securities	100,000	100,000	-
Purchases of mortgage-backed and related securities available for sale	(167,327,646)	-	(144,155,260)
Purchases of mortgage-backed and related securities held for investment	(100,780,023)	-	(51,163,258)
Principal repayments on mortgage-backed and related securities available for sale	193,046,784	58,228,257	90,384,796
Principal repayments on mortgage-backed and related securities held for investment	43,826,047	26,567,249	49,632,447
Sales of mortgage-backed and related securities available for sale	7,408,541	-	-
Loans originated for investment	(701,594,833)	(731,349,977)	(617,103,300)
Loans purchased for investment	(178,103,908)	(21,675,836)	(98,035,581)
Loan principal repayments	742,073,665	356,507,215	371,997,482
Sales of education loans	1,384,322	4,996,708	2,254,103
Sales of real estate	2,478,862	2,780,175	1,710,646
Purchases of office properties and equipment	(6,388,322)	(4,931,478)	(2,173,855)
Purchases of mortgage servicing rights	(1,100,197)	(1,865,307)	-
Purchase of net assets of ACB (excluding cash and cash equivalents)	(25,623,980)	-	-
Purchase of bank-owned life insurance	(15,000,000)	-	-
Other, net	(14,579,244)	(2,594,536)	(9,589,230)
Net cash used by investing activities	(309,524,563)	(308,501,761)	(328,422,751)
Cash flows from financing activities:			
Increase in deposit liabilities	202,008,108	227,992,689	11,123,813
Long-term advances from Federal Home Loan Bank	162,500,000	185,000,000	142,000,000
Repayment of long-term Federal Home Loan Bank advances	(53,245,000)	(95,400,000)	(82,715,000)
Increase (decrease) in short-term Federal Home Loan Bank borrowings	(23,045,000)	(165,728,000)	198,273,000
Increase (decrease) in securities sold under agreements to repurchase	(100,000,000)	100,000,000	-
Increase (decrease) in federal funds purchased	(20,000,000)	-	20,000,000
Increase (decrease) in other borrowings	(2,609,059)	(2,605,331)	2,243,717
Increase (decrease) in advance payments by borrowers for taxes and insurance	529,901	(4,384,104)	3,645,626
Common stock issued for acquisition	28,603,793	-	-
Purchases of treasury stock	(3,213,376)	(1,708,663)	(15,930,336)
Dividends paid	(8,866,148)	(7,699,035)	(6,287,822)
Other, net	4,292,350	385,588	2,419,333
Net cash provided by financing activities	186,955,569	235,853,144	274,772,331
Net increase (decrease) in cash and due from banks	45,310,886	(40,120,202)	21,923,316
Cash and due from banks at beginning of period	25,445,819	65,566,021	43,642,705
Cash and due from banks at end of period	$70,756,705	$25,445,819	$65,566,021
Supplemental disclosures of cash flow information:			
Interest and dividends received on loans and investments	$173,143,469	$157,156,021	$128,538,299
Interest paid on deposits and borrowings	109,779,635	100,364,327	75,384,935
Income taxes paid	11,408,441	12,559,751	6,685,320
Income taxes refunded	1,454	141,693	196,429
Transfer of loans from held for investment to held for sale	165,583,373	23,743,254	21,283,119
Mortgage-backed securities swaps	-	132,280,050	-
Transfer of loans from held for sale to held for investment	-	-	43,553,563

Refer to accompanying Notes to Audited Consolidated Financial Statements.

NOTE 1--Summary of Significant Accounting Policies

Business The Corporation provides a wide range of financial services to individuals and businesses in Wisconsin and the northern portion of Illinois through its wholly-owned subsidiary bank. The Corporation is subject to competition from other financial institutions and markets. The Corporation, the Bank, and the Bank's subsidiaries are also subject to the regulations of certain governmental agencies and undergo periodic examinations by those regulatory authorities.

Basis of Financial Statement Presentation The accounting and reporting policies of the Corporation, the Bank, and the Bank's subsidiaries conform to GAAP and to general practices within the financial services industry. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ from those estimates.

Principles of Consolidation The consolidated financial statements include the accounts and balances of the Corporation, the Bank, and the Bank's wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Investment Securities, Mortgage-Backed and Related Securities, and Stock Held for Regulatory Purposes Investment securities and mortgage-backed and related securities, are classified in one of two categories and accounted for as follows: (1) securities that the Corporation has the positive intent and ability to hold to maturity are classified as "held for investment" and reported at amortized cost; (2) securities not classified as "held for investment" are classified as "available for sale" and reported at fair value, with unrealized gains and losses excluded from earnings and reported as non-owner adjustments to equity, net of estimated income taxes. Management determines the appropriate classification for its securities at the time of purchase. The specific identification method is used to determine the cost of securities sold. The Corporation does not maintain a trading account for investment securities or mortgage-backed and related securities. Stock of the FHLB is owned due to regulatory requirements and is carried at cost.

Interest on Loans Interest income is accrued on loan balances outstanding. Accrued interest on impaired loans is reversed when management determines that the collection of interest or principal is considered unlikely. In general, this occurs when a loan is 90 days past due. Interest income is subsequently recognized only to the extent cash payments are received. Loans are restored to accrual status when the obligation is brought current and the ultimate collectibility of the total contractual principal and interest is no longer in doubt.

Discounts, Premiums, and Deferred Loan Fees and Costs Discounts and premiums on loans are amortized over the life of the related loans using a method that approximates the level-yield method. Loan origination fees and certain direct loan origination costs are deferred and amortized over the life of the related loans as an adjustment of yield. Such fees and costs are amortized using a method that approximates the level-yield method.

Loans Held for Sale, Derivative Instruments, and Hedging Activities In January 2001, the Corporation adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). This standard established new rules for the recognition and measurement of derivatives and hedging activities and required all derivatives to be recorded in the Statement of Financial Condition at fair value. The adoption of this standard did not have a material impact on the Corporation's financial condition or results of operations.

The Corporation does not use derivative instruments such as futures, swaps, caps, floors, options, interest- or principal-only strips, or similar financial instruments to manage its operations. However, the Corporation does use forward sales of mortgage-backed securities and other commitments of a similar nature to manage exposure to market risk in its "pipeline" of single-family residential loans intended for sale. Forward sales are derivative instruments and are subject to the rules established by SFAS 133. In addition, commitments to extend credit that relate to loans the Corporation intends to sell ("interest rate commitments") are also considered to be derivative instruments under SFAS 133. The Corporation's policy is to offset substantially all of its exposure to market risk in its pipeline of loans intended for sale against forward sales.

Single-family residential loans held for sale that are matched against a forward sale are accounted for using the "fair value hedge method". Accordingly, the loans and the forward sales are valued on a quarterly basis and net unrealized gains or losses are recorded in the current period's earnings. Loans held for sale that are not matched against forward sales are carried at the lower of aggregate cost or market. Net unrealized losses on these loans, if any, are recorded in the current period's earnings. In general, the Corporation does not maintain a material amount of loans held for sale that are not matched against forward sales.

Interest rate commitments on loans the Corporation intends to sell, forward sales matched against such commitments, and forward sales that are not matched against a loan or interest rate commitment are valued on a quarterly basis. Net unrealized gains or losses associated with such derivative instruments are recorded in the current period's earnings.

Net unrealized gains and/or losses on the Corporation's pipeline of loans intended for sale were not material during any of the periods presented in the Corporation's Statements of Operations.

Securitizations and Sales of Mortgage Loans The Corporation sells substantially all of the fixed-rate single-family mortgage loans it originates, including adjustable-rate loans that convert to fixed-rate loans. These sales are accomplished through cash sales to FHLMC, FNMA, FHLB, and other third-party investors, as well as through securitizations with FHLMC and FNMA. In general, MBSs received from FHMLC or FNMA in exchange for fixed-rate mortgage loans are sold immediately in the securities market. In general, the Corporation continues to service these mortgage loans after they are sold (refer to "Mortgage Servicing Rights", below).

From time to time the Corporation also exchanges adjustable-rate mortgage loans held for investment for FHLMC or FNMA MBSs backed by the same loans. The resulting MBSs are classified in the Corporation's Statement of Financial Condition as "mortgage-backed and related securities available for sale". The Corporation continues to service the loans underlying these securities after they are exchanged.

Sales or securitizations of mortgage loans through FHLMC and FNMA are generally done under terms that do not provide for any recourse to the Corporation by the investor. However, in the case of sales to the FHLB, the Corporation retains the credit risk on the underlying loans in exchange for a credit enhancement fee. Furthermore, the Corporation sometimes retains an exposure to credit risk on loans it securitizes into MBSs through FHLMC or FNMA. In these instances, the Corporation records a recourse liability to provide for potential credit losses. Because the loans involved in these transactions are similar to those in the Corporation's loans held for investment, the review of the adequacy of the recourse liability is similar to the review of the adequacy of the allowance for loan losses (refer to "Allowance for Loan Losses", below).

Mortgage Servicing Rights Servicing mortgage loans includes such functions as collecting monthly payments of principal and interest from borrowers, passing such payments through to third-party investors, maintaining escrow accounts for taxes and insurance, and making such payments when they are due. When necessary, servicing mortgage loans also includes functions related to the collection of delinquent principal and interest payments, loan foreclosure proceedings, and disposition of foreclosed real estate. The Corporation generally earns a servicing fee of 25 basis points or more on the outstanding loan balance for performing these services as well as fees and interest income from ancillary sources such as delinquency charges and float.

The Corporation records originated mortgage servicing rights ("OMSR") as a component of gain on sale of mortgage loans when the obligation to service such loans has been retained by the Corporation. The value recorded for OMSR is based on the relative values of the servicing rights and the underlying loans without the servicing rights. This value approximates the present value of the servicing fee adjusted for expected future costs to service the loans, as well as income and fees expected to be received from ancillary sources, as previously described. The carrying value of OMSR is amortized against service fee income over the estimated lives of the loans using the income-forecast method. The Corporation also purchases mortgage servicing rights ("PMSR") from third-parties. PMSR is recorded at cost and is also amortized over the estimated lives of the loans using the income-forecast method. The Corporation purchases or originates mortgage servicing rights on single-family residential mortgage loans only.

The value of OMSR and PMSR (collectively "mortgage servicing rights" or "MSRs") is subject to impairment because of changes in loan prepayment expectations and in market discount rates used to value the future cash flows associated with such assets. In valuing MSRs, the Corporation stratifies the loans by investor and by the type of remittance program sponsored by the investor, if applicable. If, based on periodic evaluation, the estimated fair value of the MSRs related to a particular stratum is determined to be less than its carrying value, a valuation allowance is recorded against such stratum and against the Corporation's loan servicing fee income. A valuation allowance is not recorded if the estimated fair value of a stratum exceeds its carrying value. Because of this inconsistent treatment, the Corporation may be required to maintain a valuation allowance against MSRs even though the estimated fair value of the Corporation's total MSR portfolio exceeds its carrying value in total. The valuation adjustment is calculated using the current outstanding principal balance of the related loans, long-term prepayment assumptions as provided by independent sources, an appropriate discount rate as determined by management, and other management assumptions related to future costs to service the loans, as well as ancillary sources of income.

Allowance for Loan Losses The allowance for loan losses is composed of specific and general valuation allowances. The Corporation establishes specific valuation allowances on loans it considers to be impaired. A loan is considered impaired when the carrying amount of the loan exceeds the present value of the expected future cash flows, discounted at the loan's original effective interest rate, or the fair value of the underlying collateral. A specific valuation allowance is established for an amount equal to the impairment. General valuation allowances are based on an evaluation of the various risk components that are inherent in the credit portfolio. The risk components that are evaluated include past loan loss experience; the level of non-performing and classified assets; current economic conditions; volume, growth, and composition of the loan portfolio; adverse situations that may affect borrowers' ability to repay; the estimated value of any underlying collateral; peer group comparisons; regulatory guidance; and other relevant factors.

The allowance is increased by provisions charged to earnings and reduced by charge-offs, net of recoveries. Management may transfer amounts between specific and general valuation allowances as considered necessary. The Corporation's Board of Directors reviews the adequacy of the allowance for loan losses on a quarterly basis. The allowance reflects management's best estimate of the amount necessary to provide for the impairment of loans, as well as other credit risks of the Corporation. The allowance is based on a risk model developed and implemented by management and approved by the Corporation's Board of Directors.

Real Estate Real estate acquired through foreclosure or deed in lieu of foreclosure and real estate subject to redemption are recorded at the lower of cost or estimated fair market value, less estimated costs to sell. Costs relating to the development and improvement of the property are capitalized. Income and expenses incurred in connection with holding and operating the property are included in the Corporation's Consolidated Statements of Operations.

Office Properties and Equipment Office properties and equipment are recorded at cost less accumulated depreciation, which is provided over the estimated useful lives (five to forty years) of the respective assets on a straight-line basis. The cost of leasehold improvements is being amortized on the straight-line basis over the lesser of the term of the respective lease or the estimated economic life. When properties are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts and the resulting gain or loss is recorded in income.

Goodwill and Intangible Assets From time-to-time the Corporation has acquired all or a portion of the assets and liabilities of other financial institutions and has paid or received amounts for such assets and liabilities that are not equal to their identifiable fair value. A portion of the resulting difference was amortized to earnings over the estimated remaining lives of the deposit liabilities acquired in these transactions. Under new accounting rules that will take effect in 2002, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the new rules. Other identifiable intangible assets which include deposit-based intangibles will continue to be amortized over their useful lives. For additional discussion, refer to "Pending Accounting Changes", below.

Securities Sold Under Agreements to Repurchase The Corporation occasionally enters into sales of securities under agreements to repurchase with third-party broker-dealers (commonly referred to as "reverse-repurchase agreements). These arrangements are treated as a financing, and the obligations to repurchase securities sold are reflected as a liability in the Corporation's Consolidated Statement of Financial Condition. The securities underlying the agreements remain in the asset accounts.

Securities sold under reverse repurchase agreements are physically delivered to the broker-dealers that arranged the transactions. The broker-dealers may have sold, loaned, or otherwise disposed of such securities to other parties in the normal course of their operations. The Corporation is exposed to risk in these types of transactions in that changes in market prices, economic losses, or other factors could prevent or delay the counter-party in the transaction from returning the securities at the maturity of the agreement. The Corporation limits its exposure to such risk by utilizing standard industry agreements, limiting counter-parties to large, reputable broker-dealers, limiting the amount that can be borrowed from an individual counter-party, and limiting the duration of such agreements (typically one to six months).

Income Taxes The Corporation, the Bank, and all but one of the Bank's subsidiaries file a consolidated federal income tax return and separate or consolidated state income tax returns, depending on the state. Income taxes are accounted for using the "asset and liability" method. Under this method, a deferred tax asset or liability is determined based on the enacted tax rates that will be in effect when the differences between the financial statement carrying amounts and tax bases of existing assets and liabilities are expected to be reported in the Corporation's income tax returns. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date of the change. A valuation allowance is provided for any deferred tax asset for which it is more likely than not that the asset will not be realized. Changes in valuation allowances are recorded as a component of income.

Pension Costs and Other Postretirement Benefits The Corporation's net periodic pension cost consists of the expected cost of benefits earned by employees during the current period and an interest cost on the projected benefit obligation, reduced by the earnings on assets held by the retirement plan, by amortization of transitional assets over a period of 15 years (beginning in 1987), and by amortization of any actuarial gains and losses over the estimated future service period of existing plan participants. The projected unit credit actuarial cost method is used to determine expected pension costs. The Corporation's funding policy is to contribute amounts deductible for federal income tax purposes.

The Corporation's cost of postretirement benefits, which consists of medical reimbursements for retirees, is recognized during the years that the employees render the necessary service, adjusted for interest costs on the projected benefit obligation and for the amortization of a transitional obligation over 20 years (beginning in 1993). The projected unit credit actuarial cost method is used to determine expected postretirement benefit costs. The Corporation's postretirement benefit plan is not currently funded.

Fair Values of Financial Instruments and Off-Balance Sheet Financial Instruments The following methods and assumptions were used by the Corporation in estimating fair value disclosures for financial instruments (refer to Note 12 for actual fair value amounts).

Cash and due from banks and interest-bearing deposits with banks The face amounts presented in the Corporation's Consolidated Statements of Financial Condition for cash and interest-bearing deposits approximates fair value for such assets.

Investment securities and mortgage-backed and related securities Fair values for this group of financial instruments are based on average quoted market prices obtained from independent pricing sources. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Loans held for sale or for investment The estimated fair values of loans held for sale or for investment are determined using discounted cash flow techniques. Scheduled principal and interest payments are adjusted for estimated future prepayments as provided by third-party market sources or as estimated by management using historical prepayment experience. Discount rates used in the fair value computations are generally based on interest rates offered by the Corporation on similar loans as of the end of the period, adjusted for management's estimate of differences in liquidity, credit risk, remaining term to maturity, etc.

The estimated fair value of loans held for sale also includes an adjustment for the estimated fair value of unfunded interest rate commitments on loans the Corporation intends to sell, as well as forward commitments to sell loans. The methods used to value these commitments are described under "Off-Balance Sheet Financial Instruments", below.

Federal Home Loan Bank stock FHLB stock held in excess of minimum requirements can be returned to the FHLB for face value. Accordingly, the fair value of all FHLB stock is estimated to be equal to the face amount presented in the Corporation's Consolidated Statements of Financial Condition.

Accrued interest receivable and payable The fair value of accrued interest is equal to the face amount presented in the Corporation's Consolidated Statement of Financial Condition.

Mortgage servicing rights The fair value of MSRs is estimated using a discounted cash flow calculation that applies discount rates considered reasonable by management to a schedule of both contractual and estimated cash flows. Such cash flows are adjusted for loan prepayment rates deemed appropriate by management.

Deposit liabilities The fair values of demand deposit accounts (i.e., interest-bearing and non-interest-bearing checking accounts and money market and regular savings accounts) are equal to the face amount presented in Note 6. The fair value of fixed-rate time deposits is estimated using a discounted cash flow calculation that applies interest rates offered by the Corporation as of the measurement date to a schedule of aggregate contractual maturities of such deposits as of the same dates.

Federal Home Loan Bank advances The fair value of FHLB advances is estimated using a discounted cash flow calculation that applies interest rates quoted by the FHLB as of the measurement date to a schedule of aggregate contractual maturities of such liabilities as of the same date. The fair value of FHLB advances excludes the effect of any prepayment penalties that may be incurred if the Corporation were to prepay any of its term advances.

Securities sold under agreements to repurchase, federal funds purchased, and other borrowings These funding sources consist principally of short-term or variable rate borrowings. As such, the Corporation has estimated the fair value of these funding sources to approximate carrying value.

Advance payments by borrowers for taxes and insurance The fair value of advance payments by borrowers for taxes and insurance is equal to the face amount presented in the Corporation's Consolidated Statement of Financial Condition.

Off-balance-sheet financial instruments. The Corporation has become a party to financial instruments with off-balance-sheet risk in the normal course of its business in order to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit, standby letters of credit, lines of credit, forward commitments to sell loans, and financial guarantees.

Off-balance-sheet financial instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the Statement of Financial Condition. In the event of non-performance by the other party to a financial instrument, the Corporation's exposure to credit loss is represented by the contractual amount of the instrument. The Corporation uses the same credit policies in granting commitments, letters and lines of credit, and financial guarantees as it does for on-balance-sheet financial instruments.

The fair values of commitments to extend credit are determined using discounted cash flow techniques, similar to that which is used for loans held for sale or for investment, as previously described.

The fair values of forward commitments to sell loans are based on average quoted market prices obtained from independent pricing sources. Other than credit enhancements on loans sold to the FHLB, the

Corporation does not issue material amounts of financial guarantees or stand-by letters of credit. Management believes that the Corporation's exposure to loss on such instruments is insignificant, including its credit enhancements with the FHLB. Accordingly, management believes the fair value of such financial instruments approximates zero.

Stock-Based Compensation The Corporation records expense relative to stock-based compensation using the "intrinsic value method". Since the intrinsic value of the Corporation's stock options is generally "zero" at the time of the award, no expense is recorded. With respect to restricted stock awards, the intrinsic value is generally equal to the fair value of the Corporation's common stock on the date of the initial contingent award, adjusted retroactively for any changes in the value of the stock between the initial award date and the final measurement date. Such value is amortized as expense over the measurement period of the award.

As permitted by GAAP, the Corporation has not adopted the "fair value method" of expense recognition for stock-based compensation awards. Rather, the effects of the fair value method on the Corporation's earnings have been disclosed on a pro forma basis. Refer to Note 9 for the appropriate disclosures.

Earnings Per Share Basic and diluted earnings per share data are based on the weighted-average number of common shares outstanding during each period. Diluted earnings per share is further adjusted for potential common shares that were dilutive and outstanding during the period. Potential common shares generally consist of stock options outstanding under the incentive plans described in Note 9. The dilutive effect of potential common shares is computed using the treasury stock method. All stock options are assumed to be 100% vested for purposes of the earnings per share computations. The computation of earnings per share for the years ended December 31, 2001, 2000, and 1999, is as follows:

	2001		2000		1999	
	Basic	Diluted	Basic	Diluted	Basic	Diluted
Net income	$28,448,225	$28,448,225	$23,143,876	$23,143,876	$22,441,210	$22,441,210
Average common shares issued, net of actual treasury shares	18,682,407	18,682,407	18,318,197	18,318,197	18,541,464	18,541,464
Potential common shares issued under stock options (treasury stock method)	-	188,582	-	153,888	-	596,458
Average common shares and potential common shares	18,682,407	18,870,989	18,318,197	18,472,085	18,541,464	19,137,922
Earnings per share	$1.52	$1.51	$1.26	$1.25	$1.21	$1.17

Pending Accounting Change In June 2001 the FASB issued Statements of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS 141"), and No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the new statements. Other identifiable intangible assets will continue to be amortized over their useful lives, which includes deposit-based intangibles. The new standards are effective for fiscal years beginning after December 15, 2001, and for transactions completed after June 30, 2001.

The Corporation will adopt SFAS 141 and 142 in January 2002, although it has already adopted the new accounting rules for its acquisition of ACB, which was completed on October 31, 2001 (refer to Note 14 for additional discussion). The Corporation estimates that its annual amortization of intangible assets will decline by approximately $875,000 in 2002 because of its adoption of the new accounting rules. However, this estimate excludes any increase that will result from the Corporation's amortization of identifiable intangible assets (such as deposit-based intangibles) recorded in connection with recent or pending transactions (refer to Notes 14 and 15 for additional discussion).

Cash and Cash Equivalents For purposes of the Corporation's Consolidated Statements of Cash Flows, cash and cash equivalents consists solely of cash on hand and non-interest-bearing deposits in banks ("cash and due from banks"). The Corporation is required to maintain a certain amount of cash on hand and non-interest-bearing account balances at the Federal Reserve Bank of Minneapolis to meet specific reserve requirements. These requirements approximated $37.3 million at December 31, 2001.

Reclassification Certain 2000 and 1999 balances have been reclassified to conform with the 2001 presentation.

NOTE 2—Investment Securities and Mortgage-Backed and Related Securities

Investment securities and mortgage-backed and related securities at December 31, 2001 and 2000, are summarized as follows:

	2001			
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Available for sale:				
Investment securities	$35,360,585	$100,915	-	$35,461,500
Collateralized mortgage obligations	221,777,458	1,919,852	($298,471)	223,398,839
Mortgage-backed securities	81,011,417	1,593,939	(24,283)	82,581,073
Total available for sale	338,149,460	3,614,706	(322,754)	341,441,412
Held for investment:				
Collateralized mortgage obligations	132,755,022	1,058,523	(147,711)	133,665,834
Mortgage-backed securities	1,255,226	30,378	(14,094)	1,271,510
Total held for investment	134,010,248	1,088,901	(161,805)	134,937,344
Total investment and mortgage-related securities	$472,159,708	$4,703,607	($484,559)	$476,378,756

	2000			
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Available for sale:				
Investment securities	$828,182	-	($11,041)	$817,141
Collateralized mortgage obligations	120,538,485	$183,445	(1,695,739)	119,026,191
Mortgage-backed securities	80,703,979	1,905,436	-	82,609,415
Mortgage-backed securities pledged against reverse-repurchase agreements	126,348,194	3,253,109	-	129,601,303
Total available for sale	328,418,840	5,341,990	(1,706,780)	332,054,050
Held for investment:				
Collateralized mortgage obligations	75,532,013	24,243	(847,973)	74,708,283
Mortgage-backed securities	1,766,840	11,862	(30,156)	1,748,546
Total held for investment	77,298,853	36,105	(878,129)	76,456,829
Total investment and mortgage-related securities	$405,717,693	$5,378,095	($2,584,909)	$408,510,879

Accrued interest on investment securities was $437,022 and $13,562 at December 31, 2001 and 2000, respectively. Accrued interest receivable on mortgage-backed and related securities was $2,688,617 and $3,542,405 at December 31, 2001 and 2000, respectively.

Mortgage-backed securities consist of FHLMC and FNMA securities. As of December 31, 2001, the Corporation had retained the credit risk on $38.9 million in FHLMC MBSs. Collateralized mortgage obligations consist of securities backed by the aforementioned agency-backed securities or by whole-loans. As of December 31, 2001, approximately 88% of the Corporation's CMO portfolio consisted of securities backed by whole loans--all of which were rated triple-A or its equivalent by the major credit-rating agencies. Approximately 35% of the Corporation's whole-loan CMOs consisted of loans on properties located in the state of California. No other geographical location had a material concentration.

Realized gains on sales of investment securities were $13,199 in 2001. There were no realized gains or losses on sales of investment securities in 2000 and 1999. There were no realized gains or losses on sales of mortgage-backed and related securities during 2001, 2000, and 1999.

NOTE 3—Loans Held for Investment

Loans held for investment at December 31 are summarized as follows:

	2001	2000
First mortgage loans:		
Single-family real estate	$669,866,752	$719,670,790
Non-residential real estate	257,042,756	203,842,456
Multi-family real estate	252,311,829	236,003,146
Construction	83,536,806	77,215,742
Consumer loans:		
Second mortgage and home equity	249,500,788	253,865,639
Automobile	75,009,273	64,841,201
Other consumer	29,949,607	25,261,518
Education loans	201,183,233	197,579,143
Commercial business loans	38,735,556	195,266
Subtotal	1,857,136,600	1,778,474,901
Unearned discount, premiums, and net deferred loan fees and costs	4,141,413	2,029,276
Allowance for loan losses	(9,961,577)	(8,027,526)
Total	$1,851,316,436	$1,772,476,651

Accrued interest receivable on loans was $15,764,703 and $16,080,986 at December 31, 2001 and 2000, respectively.

Loans serviced for investors were $2.7 billion, $2.1 billion, and $1.9 billion at December 31, 2001, 2000, and 1999, respectively. These loans are not reflected in the Corporation's Consolidated Statements of Financial Condition. At December 31, 2001, the Corporation had retained the credit risk related to $1.2 billion in single-family residential loans sold to the FHLB in exchange for a monthly credit enhancement fee.

At December 31, 2001 and 2000, loans on non-accrual status were $5.7 million and $3.1 million, respectively. The Corporation has no loans contractually past due ninety or more days for which interest is being accrued.

With respect to single-family mortgage loans, it is the Corporation's general policy to restrict lending to its primary market areas in Wisconsin and Illinois as well as contiguous counties in Iowa and Minnesota, though from time-to-time the Corporation will purchase single-family loans originated outside of its primary market area. It is also the Corporation's general policy to limit an individual single-family mortgage loan to 80% of the appraised value of the property securing the loan. The Corporation will occasionally lend more than 80% of the appraised value of the property, but generally will require the borrower to obtain private mortgage insurance on the portion of the loan amount that exceeds 80% of the collateral. Single-family mortgage loans originated or purchased outside of the Corporation's primary market area were $237.4 million and $172.1 million at December 31, 2001 and 2000, respectively.

With respect to multi-family and non-residential real estate loans, it is the Corporation's policy to restrict its lending area to loans secured by property located within a 300-mile radius of La Crosse, to include all or a portion of the states of Wisconsin, Nebraska, Illinois, Iowa, and Minnesota, although in the past the Corporation originated multi-family and non-residential real estate loans outside of this area. It is also the Corporation's general policy to limit loans on multi-family residential complexes, retail shopping centers, office buildings, and multi-tenant industrial buildings to 80% of the appraised value of the property securing the loan. Loans on other types of commercial properties, such as nursing homes, hotels/motels, churches, and single-tenant industrial buildings are limited to 75% or less of the appraised value of the property securing the loan. In addition, it is the Corporation's policy that no more than 20% of its multi-family and non-residential real estate loans consist of this second category of loans. Multi-family and non-residential real estate loans originated or purchased outside of the Corporation's market area were $22.6 million and $23.1 million, at December 31, 2001 and 2000, respectively.

With respect to consumer and commercial business loans, it is the Corporation's policy that such loans be supported primarily by the borrower's ability to repay the loan and secondarily by the value of the collateral securing the loan, if any. Furthermore, in the case of second mortgages and home equity loans, the Corporation does not generally allow the sum of the first and second mortgage amounts to exceed 100% of the appraised value of the property securing the loan. Education loans are substantially guaranteed by the U.S. government.

A summary of the activity in the allowance for loan losses is as follows:

	2001	2000	1999
Balance at beginning of period	$8,027,526	$7,623,526	$7,623,526
Provision charged to expense	1,763,391	1,008,780	387,021
Loans charged-off	(1,189,383)	(664,765)	(433,744)
Recoveries	98,026	59,985	46,723
Charge-offs, net	(1,091,357)	(604,780)	(387,021)
Purchased allowances	1,262,017	-	-
Balance at end of period	$9,961,577	$8,027,526	$7,623,526

NOTE 4--Mortgage Servicing Rights

A summary of the activity in mortgage servicing rights is as follows:

	Purchased MSR	Originated MSR	Valuation Allowance	Total
Balance at December 31, 1998	$3,319,073	$23,907,322	($6,122,936)	$21,103,459
Originated servicing		5,333,684		5,333,684
Amortization charged to earnings	(1,090,449)	(7,075,006)		(8,165,455)
Valuation adjustments charged to earnings			3,456,293	3,456,293
Balance at December 31, 1999	2,228,624	22,166,000	(2,666,643)	21,727,981
Purchased servicing	1,865,307			1,865,307
Originated servicing		3,293,776		3,293,776
Amortization charged to earnings	(437,834)	(3,168,758)		(3,606,592)
Balance at December 31, 2000	3,656,097	22,291,018	(2,666,643)	23,280,472
Purchased servicing	1,100,197			1,100,197
Originated servicing		20,183,936		20,183,936
Originated servicing obtained through acquisition		1,248,285		1,248,285
Amortization charged to earnings	(1,669,661)	(14,301,103)		(15,970,764)
Valuation adjustments charged to earnings			66,643	66,643
Balance at December 31, 2001	$3,086,633	$29,422,136	($2,600,000)	$29,908,769

NOTE 5--Office Properties and Equipment

Office properties and equipment at December 31 are summarized as follows:

	2001	2000
Office buildings and improvements	$19,842,841	$19,200,399
Furniture and equipment	22,398,647	20,599,229
Leasehold improvements	7,152,627	5,924,590
Land and improvements	4,429,865	4,359,384
Property acquired for expansion	332,864	332,864
Construction in progress	2,963,335	1,784,016
Subtotal	57,120,179	52,200,482
Less allowances for depreciation and amortization	26,466,869	25,419,472
Total	$30,653,310	$26,781,010

The Corporation rents office space and land under operating leases at certain of its locations. These leases have terms expiring between 2001 and 2020 and provide for renewals subject to escalation clauses. Rental expense was $2,217,502, $1,862,905, and $1,661,345 for the years ended December 31, 2001, 2000, and 1999, respectively.

NOTE 6—Deposit Liabilities

Deposit liabilities at December 31 are summarized as follows:

	2001	2000
Checking accounts:		
Non-interest-bearing	$285,591,265	$161,601,896
Interest-bearing	101,679,255	80,593,590
Money market accounts	214,604,134	154,399,192
Regular savings accounts	141,547,813	103,661,933
Variable-rate IRA accounts	4,017,132	2,827,417
Time deposits maturing within...		
Three months	500,198,795	169,512,703
Four to six months	200,025,611	213,218,098
Seven to twelve months	189,677,794	465,163,919
Thirteen to twenty-four months	217,244,381	337,981,625
Twenty-five to thirty-six months	146,742,749	7,770,114
Thirty-seven to forty-eight months	24,149,896	1,562,563
Forty-nine to sixty months	3,775,222	959,115
Total time deposits	1,281,814,448	1,196,168,136
Total	$2,029,254,047	$1,699,252,162

Accrued interest payable on deposit liabilities was $2,029,395 and $1,198,471 at December 31, 2001 and 2000, respectively. Time deposits include $152.3 million and $120.1 million of certificates in denominations of $100,000 or more at December 31, 2001 and 2000, respectively. Time deposits also include $22.3 million and $40.3 million in deposits obtained through third-party brokers at December 31, 2001 and 2000, respectively.

Included in non-interest-bearing checking accounts at December 31, 2001 and 2000, were $104.8 million and $16.9 million, respectively, which represented amounts held in custody for third-party investors in loans serviced by the Corporation.

Interest expense on deposit liabilities for the year ended December 31 is summarized as follows:

	2001	2000	1999
Checking accounts	$573,484	$571,473	$558,393
Money market savings accounts	5,538,599	6,577,913	6,586,892
Regular savings	1,528,534	1,619,063	1,740,722
Time deposits	75,943,999	64,819,276	51,661,026
Total	$83,584,616	$73,587,725	$60,547,033

NOTE 7—Federal Home Loan Bank Advances and All Other Borrowings

Federal Home Loan Bank advances and all other borrowings at December 31 are summarized as follows:

	2001		2000	
	Balance	Weighted Average Rate	Balance	Weighted Average Rate
Federal Home Loan Bank advances maturing in...				
2001	-	-	$78,245,000	5.82%
2002	$66,815,000	3.75%	13,415,000	5.32
2003	170,600,000	5.32	116,000,000	5.97
2004	125,000,000	5.09	75,000,000	5.60
2005	77,500,000	5.58	50,000,000	6.18
2008	27,500,000	4.96	25,000,000	4.95
Open line of credit	-	-	10,545,000	6.74
Total FHLB advances	467,415,000	5.05	368,205,000	5.82
Securities sold under agreements to repurchase	-	-	100,000,000	6.68
Federal funds purchased	-	-	20,000,000	6.81
Other borrowings	32,311	9.00	2,641,370	7.75
Total	$467,447,311	5.05%	$490,846,370	6.05%

Accrued interest payable on FHLB advances and all other borrowings was $2,034,345 and $2,849,711 at December 31, 2001 and 2000, respectively.

The Corporation's borrowings at the FHLB are limited to the lesser of 35% of total assets or 60% of the book value of certain mortgage loans and 85% to 90% of the market value of certain mortgage-backed and related securities. Interest on the open line of credit is paid monthly at approximately 45 basis points above the FHLB's daily investment deposit rate or approximately 25 basis points above the federal funds rate. As of December 31, 2001, $76.3 million, $75.0 million, $52.5 million, and $27.5 million of the advances maturing in the years 2003, 2004, 2005, and 2008, respectively, consist of borrowings that are redeemable quarterly at the option of the FHLB.

The Corporation has lines of credit with three financial institutions. These lines, which amount to $60.0 million in the aggregate, permit the overnight purchase of federal funds. There were no amounts outstanding under these lines as of December 31, 2001. The Corporation also has a $5.0 million line of credit with a fourth financial institution under which there was no amount outstanding as of December 31, 2001. The interest rate on borrowings under this line is determined on a periodic basis using an index based on the London Inter-Bank Offered Rate ("LIBOR"). The Corporation has pledged all issued and outstanding capital stock of the Bank as collateral for this line of credit.

NOTE 8—Income Taxes

Federal and state income tax expense for the years ended December 31 is summarized as follows:

	2001	2000	1999
Current:			
Federal	$12,819,735	$12,689,599	$10,558,903
State	128,750	104,230	159,477
Total current	12,948,485	12,793,829	10,718,380
Deferred:			
Federal	2,427,000	(24,000)	1,629,000
State	23,000	-	(180,000)
Total deferred	2,450,000	(24,000)	1,449,000
Total	$15,398,485	$12,769,829	$12,167,380

The significant components of the Corporation's deferred tax expense for the years ended December 31 are summarized as follows:

	2001	2000	1999
Mortgage servicing rights	$3,523,085	$200,744	$1,614,810
Office properties and equipment depreciation	118,544	(17,036)	(21,606)
Asset valuation allowances	(76,492)	(43,871)	652,459
Deferred loan fees	68,944	540,898	139,904
Provision for loan and real estate losses, net	(442,792)	(183,455)	(259,994)
Deferred compensation	(669,402)	(789,847)	(323,690)
FHLB stock dividends	719,313	783,665	-
Purchase acquisition adjustments	(402,148)	(46,712)	(98,467)
Other	(389,052)	(468,386)	(254,416)
Total deferred	$2,450,000	($24,000)	$1,449,000

The income tax provision differs from the provision computed at the federal statutory corporate tax rate for the years ended December 31 as follows:

	2001	2000	1999
Income taxes at federal statutory of 35%	$15,346,348	$12,569,797	$12,113,007
State income tax (benefit) net of federal income tax effect	98,637	67,749	(13,341)
Other	(46,500)	132,283	67,714
Income tax provision	$15,398,485	$12,769,829	$12,167,380

The significant components of the Corporation's deferred tax assets and liabilities as of December 31, are summarized as follows:

	2001	2000
Deferred tax assets:		
Loan and real estate loss allowances	$4,072,692	$3,102,554
Deferred compensation	3,394,793	2,724,252
Asset valuation allowances	383,825	307,205
State tax loss carryforwards, net	2,157,092	1,618,514
Other	262,766	226,744
Total deferred tax assets	10,271,168	7,979,269
Valuation allowance	(670,868)	(631,843)
Adjusted deferred tax assets	9,600,300	7,347,426
Deferred tax liabilities:		
Mortgage servicing rights	9,357,079	5,294,592
Securities valuation allowance	1,152,183	1,272,324
Office properties and equipment depreciation	461,249	256,575
Deferred loan fees	1,111,289	1,041,909
FHLB stock dividends	1,802,054	1,046,541
Purchase acquisition adjustments	680,505	97,352
Investment in unconsolidated partnerships	100,749	97,474
Other	366,250	295,186
Total deferred tax liabilities	15,031,358	9,401,953
Net deferred tax liabilities	($5,431,058)	($2,054,527)

The Bank qualifies under provisions of the IRC that prior to 1996 permitted it to deduct from taxable income an allowance for bad debts that generally exceeded losses charged to income for financial reporting purposes. Accordingly, no provision for income taxes has been made for $21.1 million of retained income at December 31, 2001. If in the future the Bank no longer qualifies as a bank for tax purposes, income taxes may be imposed at the then-applicable rates. If income taxes had been provided, the deferred tax liability would have been approximately $8.5 million. At December 31, 2001, the Corporation had $37.2 million in state net operating loss carryforwards that expire between 2004 and 2016.

NOTE 9—Employee Benefit Plans

Pension Plan The Corporation has established a pension plan for the benefit of full-time employees that have at least one year of service and have attained the age of 20. Benefits under the plan are based on the employee's years of service and compensation during the years immediately preceding retirement. The following table summarizes the components of pension benefit obligation and plan assets, the funded status of the plan, the amount recognized in the Corporation's consolidated financial statements, and the weighted-average assumptions for the years ended December 31, 2001 and 2000.

	2001	2000
Reconciliation of benefit obligation:		
Benefit obligation at beginning of year	$10,491,473	$8,663,253
Service costs	681,215	587,669
Interest costs	791,813	696,613
Plan amendment	50,395	-
Actuarial loss	602,524	850,200
Benefit payments	(280,375)	(306,262)
Benefit obligation at end of year	$12,337,045	$10,491,473
Reconciliation of fair value of plan assets:		
Fair value of plan assets at beginning of year:	$10,986,168	$10,188,484
Actual return on plan assets	(667,544)	781,848
Employer contributions	-	322,098
Benefit payments	(280,375)	(306,262)
Fair value of plan assets at end of year	$10,038,249	$10,986,168
Funded status:		
Funding shortfall (excess) at end of year	$2,298,796	($494,695)
Unrecognized prior service cost	(7,656)	64,913
Unrecognized net (gain) loss	(1,422,223)	822,106
Accrued pension expense	$868,917	$392,324
Components of net periodic benefit cost:		
Service costs	$681,215	$587,669
Interest costs	791,813	696,613
Expected return on plan assets	(974,261)	(921,668)
Amortization of transition asset	-	(15,474)
Amortization of prior service costs	(22,174)	(26,686)
Recognized actuarial loss	-	(33,677)
Net periodic benefit cost	$476,593	$286,777
Weighted-average assumptions:		
Discount rate	7.25%	7.50%
Expected return on plan assets	9.00%	9.00%
Rate of compensation increase	5.50%	5.50%

Postretirement Employee Benefits The Corporation provides certain health care insurance benefits to retired employees. Substantially all of the employees of the Corporation may become eligible for these benefits if they reach normal retirement age while working for the Corporation. The following table summarizes the components of postretirement benefit obligation and funded status, as well as the amounts recognized in the Corporation's consolidated financial statements for the years ended December 31, 2001 and 2000.

	2001	2000
Reconciliation of benefit obligation:		
Benefit obligation at beginning of year	$2,191,915	$1,930,947
Service costs	123,921	79,158
Interest costs	205,598	156,931
Actuarial loss	589,450	137,279
Benefit payments	(97,128)	(112,400)
Benefit obligation at end of year	$3,013,756	$2,191,915
Funded status:		
Funding shortfall at end of year	$3,013,756	$2,191,915
Unrecognized transition asset	(376,529)	(410,759)
Unrecognized net loss	(923,068)	(362,174)
Accrued post-retirement benefit expense	$1,714,159	$1,418,982
Components of net periodic benefit cost:		
Service costs	$123,921	$79,158
Interest costs	205,598	156,931
Amortization of transition obligation	34,230	34,230
Recognized actuarial loss	28,556	4,768
Net periodic benefit cost	$392,305	$275,087
Weighted-average assumptions:		
Discount rate	7.25%	7.50%
Rate of compensation increase	5.50%	5.50%

The assumed rate of increase in the per capita cost of covered benefits was approximately 7% for 2001, declining to approximately 6% in 2004 and thereafter. This assumption has a significant effect on the amounts reported in the Corporation's consolidated financial statements. For example, a one percentage point increase in the assumed trend rate would increase the accumulated postretirement benefit obligation as of December 31, 2001, by approximately $870,000 and the aggregate service and interest cost components of postretirement benefit expense for 2001 by approximately $127,000. A one percentage point decline would decrease these amounts by approximately $501,000 and $68,000, respectively.

Savings Plans The Corporation maintains a 401(k) savings plan for the benefit of substantially all of its employees. Employees may contribute up to a certain percentage of their compensation to the plan and the Corporation will match their contributions within certain limits. In addition, the employee may also receive discretionary profit sharing contributions from the Corporation. The Corporation provided matching and discretionary contributions of approximately $790,000, $551,000, and $490,000 during the years ended December 31, 2001, 2000, and 1999, respectively.

Employee Stock Ownership Plan The Corporation makes annual discretionary contributions to an Employee Stock Ownership Program ("ESOP") for the benefit of substantially all of its employees. All contributions are recorded as compensation expense on the books of the Corporation at the time they are made. The Corporation recorded approximately $482,000, $373,000, and $379,000 in ESOP-related compensation expense during the years ended December 31, 2001, 2000, and 1999, respectively.

Supplemental Pension Plan The Corporation makes annual contributions to a supplemental pension plan for certain members of management. All contributions are recorded as compensation expense on the books of the Corporation at the time they are made. The Corporation recorded approximately $285,000, $238,000, and $346,000 in such expense during the years ended December 31, 2001, 2000, and 1999, respectively.

Stock Incentive Plans The Corporation has adopted a stock incentive plan designed to attract and retain qualified personnel in key management positions. The plan provides for the grant of stock options, restricted stock, and stock appreciation rights. In general, stock options granted under the plan are exercisable at a price equal to the fair value of the stock on the date of the grant. Furthermore, the options are subject to three- to five-year graded vesting requirements and a maximum exercise period of ten years. The plan currently authorizes the issuance of approximately 4.5 million shares, of which 734,000 shares were unallocated as of December 31, 2001. Activity in these stock incentive plans for each of the three years ended December 31, 2001, 2000, and 1999, is summarized as follows:

	2001		2000		1999	
	Number	Weighted Average Price	Number	Weighted Average Price	Number	Weighted Average Price
Stock options outstanding at beginning of period	741,770	$10.24	734,060	$9.34	1,685,535	$5.42
Stock options granted	380,550	14.17	95,000	11.00	76,000	14.01
Stock options exercised	(107,638)	3.61	(84,290)	3.10	(1,012,475)	3.12
Stock options forfeited	(17,880)	13.80	(3,000)	14.75	(15,000)	13
Stock options outstanding at end of period	996,802	$12.39	741,770	$10.24	734,060	$9.34
Fully-vested options outstanding at end of period	498,420	$11.03	569,770	$9.59	457,895	$6.20

The following table presents the stock options outstanding as of December 31, 2001, by range of exercise prices.

Range of Exercise Prices	Stock Options Outstanding	Weighted Avg Remaining Term	Weighted Avg Exercise Price
$0.00 - $5.00	68,252	0.9 years	$2.57
5.01 - 10.00	98,500	3.6 years	5.55
10.01 - 15.00	799,050	7.8 years	13.95
15.01 - 20.00	31,000	9.2 years	15.48
Total Options Outstanding	996,802	7.0 years	$12.39

During the years ended December 31, 2001 and 2000, 68,000 shares and 15,000 shares of restricted stock were granted at weighted-average fair values of $14.50 and $11.00, respectively. In 1999, no shares of restricted stock were granted.

The Corporation has also adopted a stock incentive plan designed to attract and retain qualified non-employee directors for the Corporation and its subsidiaries. Under the plan each director receives options to purchase 8,800 shares upon election or re-election to the Board of Directors. In general, the stock options are exercisable at a price at least equal to the fair value of the stock on the date of grant and are fully-vested on the date of the grant. These plans have authorized the issuance of 673,000 shares, of which 145,000 shares were unallocated as of December 31, 2001. Activity in these stock incentive plans for each of the three years ended December 31, 2001, 2000, and 1999 is summarized as follows:

	2001		2000		1999	
	Number	Weighted Average Price	Number	Weighted Average Price	Number	Weighted Average Price
Stock options outstanding at beginning of period	138,796	$10.42	131,996	$9.09	218,966	$5.95
Stock options granted	26,400	14.79	26,400	11.75	26,400	14.88
Stock options exercised	(8,800)	1.36	(19,600)	3.25	(113,370)	4.37
Stock options outstanding at end of period	156,396	$11.67	138,796	$10.42	131,996	$9.09

The following table presents the stock options outstanding as of December 31, 2001, by range of exercise prices.

Range of Exercise Prices	Stock Options Outstanding	Weighted Avg Remaining Term	Weighted Avg Exercise Price
$0.00 - $5.00	17,596	1.8 years	$4.77
5.01 - 10.00	42,000	4.3 years	7.49
10.01 - 15.00	70,400	8.5 years	13.67
15.01 - 20.00	26,400	6.3 years	17.59
Total Options Outstanding	156,396	6.2 years	$11.67

As described in Note 1, the Corporation has elected to provide pro forma disclosure of the effects of its stock incentive plans. If the Corporation had accounted for its stock incentive plans using the fair value method, the Corporation's pro forma net income would have been $27.5 million, $22.7 million, and $21.8 million during the years ended December 31, 2001, 2000, and 1999, respectively. Pro forma diluted earnings per share would have been $1.46, $1.23, and $1.14 and pro forma basic earnings per share would have been $1.47, $1.24, and $1.18 during the same periods, respectively.

The weighted-average fair value of the options granted in 2001, 2000, and 1999, were $4.26, $3.91, and $5.23, respectively. The fair values of these options were estimated as of the dates they were granted using a Black-Scholes option-pricing model. Weighted-average assumptions for 2001 were 4.6% risk-free interest rate, 3.2% dividend yield, 30% volatility, and a seven-year expected life. Weighted-average assumptions for 2000 were 6.0% risk-free interest rate, 3.0% dividend yield, 35% volatility, and a seven-year expected life. Weighted-average assumptions for 1999 were 5.5% risk-free interest rate, 2.4% dividend yield, 35% volatility, and a seven-year expected life.

NOTE 10—Commitments and Contingencies

Legal Proceedings The Corporation and its subsidiaries are engaged in various routine legal proceedings occurring in the ordinary course of business, which in the aggregate are believed by management to be immaterial to the consolidated financial condition of the Corporation.

Other Commitments and Contingencies At December 31, 2001, the Corporation had commitments to originate mortgage loans at market terms aggregating approximately $32.5 million, which expire on various dates in 2002. At December 31, 2001, the Corporation also had commitments to fund $46.7 million in additional proceeds on construction loans. As of the same date the Corporation had approximately $4.4 million in commitments outstanding under standby letters of credit and financial guarantees, $23.4 million in commitments outstanding under unused home equity lines of credit, and $3.7 million and $5.5 million under commercial real estate lines and commercial business lines of credit, respectively. Furthermore, the Corporation had commitments to sell approximately $73.1 million in mortgage loans to FHLMC, FNMA, and the FHLB at various dates in 2002.

At December 31, 2001, the Corporation had retained the credit risk related to $1.2 billion in single-family residential loans sold to the FHLB in exchange for a monthly credit enhancement fee.

NOTE 11–Stockholders' Equity

Preferred Stock The Corporation is authorized to issue up to 5,000,000 shares of preferred stock, $.10 par value per share, although no such stock was outstanding at December 31, 2001. The Board of Directors of the Corporation is authorized to establish the voting powers, designations, preferences, or other special rights of such shares and the qualifications, limitations, and restrictions thereof. The preferred stock may be issued in distinctly designated series, may be convertible to common stock, and may rank prior to the common stock in dividend rights, liquidation preferences, or both.

Shareholders' Rights Plan The Corporation's Board of Directors has adopted a shareholders' rights plan (the "Rights Plan"). Under the terms of the Rights Plan, the Board of Directors declared a dividend of one preferred share purchase right on each outstanding share of common stock of the Corporation. However, the rights can only be exercised if a person or group acquires 20% or more of the common stock or announces a tender or exchange offer that would result in a 20% or greater position in the stock. Initially, each right will entitle shareholders to buy one one-hundredth share of the Corporation's preferred stock at a price of $50.00, subject to adjustment. Under certain circumstances, including the acquisition of beneficial ownership of 25% or more of the Corporation's common stock, holders of the Corporation's common stock, other than the acquirer, will be entitled to exercise the rights to purchase common stock from the Corporation having a value equal to two times the exercise price of the right. If the Corporation is acquired in a merger, share exchange, or other business combination in which the Corporation is not the survivor, after a person or group's acquisition of beneficial ownership of 20% or more of the common stock, rights holders will be entitled to purchase the acquirer's shares at a similar discount. Issuance of the rights has no dilutive effect, will not affect reported earnings per share, is not taxable to the Corporation or its shareholders, and will not change the way in which the Corporation's shares are traded. The rights expire in 2005.

Stock Repurchase Plans and Treasury Stock In 2000, 1999, and 1997 the Corporation's Board of Directors authorized the repurchase of up to 913,554, 905,248, and 919,052 shares of the Corporation's outstanding common stock, respectively. Under the plans, repurchases may be made from time-to-time in the open market during the ensuing twelve months as conditions permit (the 1997 Plan was extended for an additional twelve months in January 1998 and again in January 1999; the 1999 Plan was extended for an additional twelve months in April 2000 and again in April 2001; and the 2000 Plan was extended for an additional twelve months in April 2001). Repurchased shares are held as treasury stock and are available for general corporate purposes.

During 2001, 2000, and 1999, the Corporation repurchased 228,800, 143,904, and 1,060,990 shares under the 2000, 1999 and 1997 Plans at an average cost of $14.04, $11.87, and $15.01 per share, respectively. As of December 31, 2001, no shares remained to be purchased under the 1997 and 1999 Plans, and 904,260 shares remained under the 2000 Plan.

During 2001, 2000, and 1999 the Corporation reissued 1,825,132, 85,807, and 1,103,550 shares of common stock out of treasury stock, respectively. These shares had an average cost basis of $10.05, $11.31, and $12.93 per share, respectively. In general, these shares were issued upon the exercise of stock options by, or the issuance of restricted stock to, employees and directors of the Corporation. In addition, during 2001, 1,685,126 of these shares, plus 250,178 previously unissued shares, were issued in connection with the acquisition of ACB.

Dividend Restrictions The ability of the Corporation to pay dividends will depend primarily upon the receipt of dividends from the Bank. The Bank may not declare or pay a cash dividend without regulatory approval if such dividend would cause its net capital to be reduced below the current risk-based capital requirements imposed by the OTS. The Bank is a "Tier 1" association under current OTS regulations. As such, the Bank's dividend payments are limited to 100% of its net income during the year plus an amount that would reduce by one-half its excess risk-based regulatory capital as of the beginning of the year, or 75% of its net income during the most recent four-quarter period, whichever is greater.

Regulatory Capital Requirements Financial institutions such as the Bank are subject to minimum regulatory capital requirements as specified in federal banking law and supporting regulations. Failure of a financial institution to meet such requirements may subject the institution to certain mandatory--and possibly discretionary--actions on the part of its regulators (referred to as "prompt corrective actions"). Such actions, if undertaken, could severely restrict the activities of the institution. During each of the years ended December 31, 2001 and 2000, the Bank's regulatory capital was sufficient under the prompt corrective action provisions of the federal banking law and supporting regulations. Accordingly, the Bank is not subject to prompt corrective actions by its regulators.

The following table summarizes the Bank's current regulatory capital in both percentage and dollar terms as of December 31, 2001 and 2000. It also summarizes the minimum capital levels that must be maintained by the Bank for it to be classified as "adequately capitalized" and "well capitalized" under the prompt corrective action provisions of federal banking law and supporting regulations. As indicated in the table, the Bank is "well capitalized" for regulatory capital purposes.

	Minimum Requirements to be Classified as...		
December 31, 2001	Adequately Capitalized	Well Capitalized	Actual
Tier 1 leverage ratio	4.0%	5.0%	5.97%
Tier 1 risk-based capital ratio	4.0%	6.0%	10.69%
Total risk-based capital ratio	8.0%	10.0%	11.33%
Tier 1 leverage ratio capital	$108,232,000	$135,290,000	$161,526,000
Tier 1 risk-based capital	60,457,000	90,685,000	161,526,000
Total risk-based capital	120,914,000	151,142,000	171,172,000
December 31, 2000			
Tier 1 leverage ratio	4.0%	5.0%	5.28%
Tier 1 risk-based capital ratio	4.0%	6.0%	9.71%
Total risk-based capital ratio	8.0%	10.0%	10.29%
Tier 1 leverage ratio capital	$95,288,000	$119,111,000	$125,726,000
Tier 1 risk-based capital	51,816,000	77,724,000	125,726,000
Total risk-based capital	103,632,000	129,540,000	133,325,000

NOTE 12--*Fair Values of Financial Instruments*

Fair values of financial instruments as of December 31 are as follows:

	2001		2000	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets:				
Cash and due from banks	$70,756,705	$70,756,705	$25,445,819	$25,445,819
Interest-bearing deposits with banks	98,233,160	98,233,160	13,054,493	13,054,493
Investment securities available for sale	35,461,500	35,461,500	817,141	817,141
Mortgage-backed and related securities:				
Available for sale	305,979,912	305,979,912	331,236,909	331,236,909
Held for investment	134,010,248	134,937,344	77,298,853	76,456,829
Loans held for sale	56,109,442	56,109,442	22,973,887	23,400,000
Loans held for investment, gross	1,861,278,013	1,877,400,000	1,780,504,177	1,773,300,000
Federal Home Loan Bank stock	28,063,300	28,063,300	25,568,100	25,568,100
Accrued interest receivable	19,016,429	19,016,429	19,701,004	19,701,004
Mortgage servicing rights	29,908,769	34,600,000	23,280,472	23,280,472
Financial liabilities:				
Deposit liabilities	$2,029,254,047	$2,044,600,000	$1,699,252,162	$1,707,500,000
Federal Home Loan Bank advances and all other borrowings	467,447,311	484,500,000	490,846,370	488,800,000
Advance payments by borrowers for taxes and insurance	1,640,142	1,640,142	1,023,712	1,023,712
Accrued interest payable	4,063,741	4,063,741	4,047,875	4,047,875

Refer to Note 1 for the methods and assumptions used by the Corporation in estimating the fair value of financial instruments. The carrying value shown for loans held for investment excludes the impact of the Corporation's allowance for loan losses

NOTE 13--Segment Information

Organizational Structure In 2001, the Corporation completed a reorganization along functional lines rather than product lines. The principal components of the Corporation's organization now consist of a Community Banking Group, which has primary responsibility for the sale and delivery of all the Corporation's products and services, and a Corporate Administration and Operations Group, which has primary responsibility for product support, data and technology management, and property management. The Corporation also has a Commercial Real Estate Lending Division, which is responsible for the origination and servicing of commercial real estate loans, a Finance and Treasury Division, and a Human Resources Division. Each group or division is led by an executive officer that reports directly to the President of the Corporation.

Despite its reorganization along functional rather than product lines, the Corporation continues to account for its operations along product lines. The Corporation tracks profitability in four major areas: (i) residential lending, (ii) commercial real estate lending, (iii) consumer lending, and (iv) investment and mortgage-related securities. Residential lending is divided into two profit centers for segment reporting purposes: (i) a mortgage banking profit center that is responsible for loan origination, sales of loans in the secondary market, and servicing of residential loans, and (ii) a residential loan portfolio that consists of loans held by the Corporation for investment purposes (loans held for sale are included in the mortgage banking profit center). This profit center also includes mortgage-backed securities that are collateralized by loans that were originated by the Corporation. Commercial real estate lending consists of the Corporation's portfolio of multi-family and non-residential mortgage loans, as well as functions related to the origination and servicing of such loans. Consumer lending is divided into two profit centers for segment reporting purposes: (i) a consumer lending portfolio, which consists of the Corporation's second mortgage, automobile, and other consumer installment loans, as well as functions related to the origination and servicing of such loans, and (ii) an education loan portfolio, which also includes functions related to the origination and servicing of the loans. Finally, the Corporation's investment and mortgage-related securities portfolio is considered a profit center for segment reporting purposes. However, mortgage-backed securities collateralized by loans originated by the Corporation are included in the residential loan profit center, rather than the investment and mortgage-related securities portfolio.

The Corporation's extensive branch network, which delivers checking, savings, certificates of deposit and other financial products and services to customers, is considered a support department for segment reporting purposes, as more fully described in a subsequent paragraph.

In October 2001, the Corporation completed the acquisition of American Community Bankshares, Inc. ("ACB"). In addition, in January 2002 the Corporation announced an agreement to purchase three branch offices in Rochester, Minnesota, from another financial institution. This purchase includes the customer loans and deposits at those branches. In addition to offering products and services similar to the Corporation's existing product lines, these institutions also deliver commercial loan and deposit products and services to business customers. This represents a new line of business for the Corporation and a new reportable segment. The financial results of this new line of business have not been separately reported in 2001 due to continuing efforts to design these products on the Corporation's systems, as well as efforts to complete the integration of the operations of ACB and the three Rochester branches. Refer to Notes 14 and 15 for additional discussion.

Measurement of Segment Profit (Loss) Management evaluates the after-tax performance of the Corporation's profit centers as if each center were a separate entity--each with its own earning assets, actual and/or allocated non-earning assets, and allocated funding resources. Each profit center has its own interest income, non-interest income, and non-interest expense as captured by the Corporation's accounting systems. Interest expense is allocated to each profit center according to its use of the Corporation's funding sources, which consist primarily of deposit liabilities, FHLB advances, and equity. In general, all funding sources are allocated proportionately to each profit center. However, in certain instances specific liabilities may be matched against specific assets of profit centers.

The net cost of operating the Corporation's support departments is allocated to the Corporation's profit centers and to the banking network using a variety of methods deemed appropriate by management. In general, these net costs are included in the non-interest expense of each profit center, to include the branch network. In addition, certain allocations of revenues and expenses are made between profit centers when they perform services for each other. Such amounts, however, are not generally material in nature.

The Corporation's branch network is considered a support department center for segment reporting purposes. Retail banking fees and revenues are deducted from the non-interest expense of operating the network (to include an allocation of net costs from the Corporation's other support departments) to arrive at net cost for the banking network. This net cost is then allocated to each profit center based on its use of deposit liabilities to fund its operations. This amount is reported as "net cost to acquire and maintain deposit liabilities" and is included as an adjustment to the net interest income of each profit center.

For segment reporting purposes, management makes certain non-GAAP adjustments and reclassifications to the results of operations and financial condition of the Corporation that, in management's judgement, more fairly reflect the performance and/or financial condition of certain of the Corporation's profit centers. Following is a description of the more significant adjustments:

Interest Income and Expense Interest income is credited to the mortgage banking profit center for implied earnings on non-interest-bearing liabilities such as custodial and escrow accounts. The offsetting interest expense is charged to each profit center according to their use of these funding sources, as previously described. Fee income from customers that make their monthly loan payments late ("late charges") is reclassified from interest income to non-interest income in the mortgage banking profit center. Income from bank owned life insurance is reclassified from non-interest income to interest income in the investment and mortgage-related security profit center.

Loan Origination Fees and Costs In accordance with GAAP, origination fees earned on residential loans held for investment are deferred and amortized over the expected life of the loans, as are the direct costs to originate the loans. In general, these deferrals and their subsequent amortization are disregarded for segment reporting purposes. As a result, the mortgage banking profit center receives revenue for loans that it originates for the portfolio of residential loans held for investment, as well as a full charge for the costs to originate the loans. These fees and costs are in addition to the fees it receives and the costs it incurs on loans originated for sale in the secondary market, which are included in current earnings under GAAP.

Mortgage Servicing Rights In accordance with GAAP, mortgage servicing rights are not recorded on residential loans held for investment. However, for segment reporting purposes, the mortgage banking profit center receives an income allocation for the origination of such loans, which represents the estimated value of the mortgage servicing rights. This allocation is in addition to the gain from mortgage servicing rights that is recorded on loans sold in the secondary market, as permitted under GAAP. The amortization of the mortgage servicing rights created by this allocation is charged-back to the mortgage banking profit center over the estimated life of the loans.

Loan Servicing Fees In accordance with GAAP, loan servicing fee income is not recorded on loans held for investment. However, for segment reporting purposes, the mortgage banking profit center receives an income allocation for the services it performs for the Corporation's residential, commercial real estate, and consumer loan portfolios. This allocation is in addition to the service fee income that the profit center receives on loans serviced for third parties, as recorded in the Corporation's Consolidated Statement of Operations. The aforementioned loan portfolios are charged with the offsetting servicing cost.

Provision for Loan and Real Estate Losses For segment reporting purposes, the Corporation disregards provisions for loan and real estate losses recorded under GAAP. Rather, actual charge-off (recovery) activity is charged (credited) to each profit center in the period it occurs.

Intangible Assets The amortization of goodwill and certain other intangible assets is disregarded for segment reporting purposes.

Income Taxes In general, a standard income tax rate of approximately 41% is used for segment reporting purposes. However, the income tax benefit associated with assets held in Nevada by FCHI, the Bank's wholly-owned investment subsidiary, is allocated to the profit centers that own such assets. This results in a lower effective income tax rate, or even a negative rate, for such profit centers.

Non-GAAP Adjustments to Financial Condition Allowances for losses on loans and real estate and security valuation allowances are added to and/or excluded from assets of the profit centers. In addition, an estimated value for mortgage servicing rights not recorded under GAAP is estimated and added to the assets of the mortgage banking profit center. For each of these adjustments, a corresponding amount is added to or excluded from equity prior to the proportionate allocation of equity to the profit centers, as previously described. The amount added to or excluded from equity is net of the estimated income tax effect.

Segment Profit (Loss) Statements and Other Information The following tables contain profit (loss) statements for each of the Corporation's reportable segments for the years ended December 31, 2001, 2000, and 1999 (2000 is presented on both pages to facilitate its comparison with 2001 and 1999). In addition to the after-tax performance of profit centers, management of the Corporation closely monitors the net cost to acquire and maintain deposit liabilities (as defined elsewhere in this footnote). The net cost to acquire and maintain deposit liabilities was 1.20%, 1.15%, and 1.13% of average deposit liabilities outstanding during the years ended December 31, 2001, 2000, and 1999, respectively.

Segment Profit (Loss) Statements Year Ended December 31, 2001	Mortgage Banking	Residential Loans	Commercial Real Estate Lending	Consumer Lending	Education Lending	Investment & Mortgage Securities	Other Segments	Support Department Allocations	Non-GAAP Adjustments	Consolidated
Interest income	$3,257,387	$65,810,100	$39,962,209	$30,359,780	$14,300,051	$17,106,976	$408,163		$327,975 *(1)*	$171,532,641
Interest expense	3,823,851	44,705,517	24,188,333	17,475,196	6,153,219	14,274,353	249,806		(2,539,902) *(1)*	108,330,373
Net cost to acquire and maintain deposit liabilities	503,629	6,336,321	5,495,949	3,981,966	2,241,482	2,450,646	81,359	(21,091,352)		-
Net interest income (expense) before charge-offs	(1,070,093)	14,768,262	10,277,927	8,902,618	5,905,350	381,977	76,998	21,091,352	2,867,877	63,202,268
Net loan charge-offs (recoveries)	-	(7,563)	-	1,094,829	36,463	-	-		639,662 *(2)*	1,763,391
Net interest income (expense)	(1,070,093)	14,775,825	10,277,927	7,807,789	5,868,887	381,977	76,998	21,091,352	2,228,215	61,438,877
Non-interest income	26,888,068	-	38,548	1,689,466	52,590	-	285,599	26,748,850	(6,175,815) *(3)*	49,527,306
Non-interest expense	17,085,283	5,405,384	1,328,210	2,703,827	911,555	101,294	512,254	47,840,202	(8,768,536) *(3)*	67,119,473
Profit (loss) before taxes	8,732,692	9,370,441	8,988,265	6,793,428	5,009,922	280,683	(149,657)	-	4,820,936	43,846,710
Income tax expense (benefit)	3,540,234	2,416,789	3,643,842	2,754,056	2,031,023	(857,751)	(4,515)		1,874,807	15,398,485
Segment profit (loss)	$5,192,458	$6,953,652	$5,344,423	$4,039,371	$2,978,899	$1,138,434	($145,142)	-	$2,946,129	28,448,225
Balance Sheet Information										
Dollars in thousands										
Average assets	$85,394	$958,964	$525,031	$378,437	$212,454	$325,935	$7,569	-	($4,899) *(4)*	$2,488,884
Total assets at end of period	$101,776	$859,077	$574,208	$384,275	$211,642	$550,770	$42,944		($6,982) *(4)*	$2,717,710

Segment Profit (Loss) Statements Year Ended December 31, 2000	Mortgage Banking	Residential Loans	Commercial Real Estate Lending	Consumer Lending	Education Lending	Investment & Mortgage Securities	Other Segments	Support Department Allocations	Non-GAAP Adjustments	Consolidated
Interest income	$640,642	$65,906,572	$34,471,809	$26,081,871	$17,129,748	$16,552,193	-		$653,353 *(1)*	$161,436,188
Interest expense	2,092,805	45,748,126	20,929,687	14,991,089	7,730,662	12,878,675	$363,991		(2,839,113) *(1)*	101,895,922
Net cost to acquire and maintain deposit liabilities	384,125	5,062,463	4,771,977	3,421,079	2,173,040	1,854,402	3,346	(17,670,432)		-
Net interest income (expense) before charge-offs	(1,836,288)	15,095,983	8,770,145	7,669,703	7,226,046	1,819,116	(367,337)	17,670,432	3,492,466	59,540,266
Net loan charge-offs (recoveries)	-	52,920	-	598,249	32,827	-	-		324,784 *(2)*	1,008,780
Net interest income (expense)	(1,836,288)	15,043,063	8,770,145	7,071,454	7,193,219	1,819,116	(367,337)	17,670,432	3,167,682	58,531,486
Non-interest income	19,735,764	-	52,984	1,614,005	215,988	-	(4,546)	22,953,049	(8,934,693) *(3)*	35,632,550
Non-interest expense	11,794,513	2,972,485	1,245,783	2,364,348	807,099	97,366	294,315	40,623,481	(1,949,058) *(3)*	58,250,331
Profit (loss) before taxes	6,104,963	12,070,578	7,577,346	6,321,111	6,602,108	1,721,750	(666,198)	-	(3,817,953)	35,913,705
Income tax expense (benefit)	2,474,953	3,705,744	3,071,856	2,562,578	2,676,495	(101,269)	(218,183)		(1,402,345)	12,769,829
Segment profit (loss)	$3,630,010	$8,364,834	$4,505,490	$3,758,533	$3,925,613	$1,823,019	($448,015)	-	($2,415,608)	$23,143,876
Balance Sheet Information										
Dollars in thousands										
Average assets	$44,031	$934,451	$457,302	$327,067	$207,454	$264,815	$320	-	($11,466) *(4)*	$2,223,974
Total assets at end of period	$45,873	$1,015,190	$488,638	$362,561	$205,246	$240,259	$633	-	($5,674) *(4)*	$2,352,726

(1) Consists principally of interest income and expense adjustments related to late charges, implied earnings on custodial and escrow accounts, and earnings on bank owned life insurance.

(2) In general, the Corporation records actual loan and real estate charge-off (recovery) activity against each profit center for segment reporting purposes.

(3) Consists principally of non-GAAP adjustments related to loan origination fees and costs, mortgage servicing rights, and loan servicing fees. The offsets for the adjustments described in (1), above, are also included in non-interest income.

(4) Consists of allowances for loss on loans and real estate and security valuation allowances that are disregarded for segment reporting purposes. Also includes mortgage servicing rights that are not recorded under GAAP, but are recorded for segment reporting purposes.

Segment Profit (Loss) Statements Year Ended December 31, 2000	Mortgage Banking	Residential Loans	Commercial Real Estate Lending	Consumer Lending	Education Lending	Investment & Mortgage Securities	Other Segments	Support Department Allocations	Non-GAAP Adjustments	Consolidated
Interest income	$640,642	$65,906,572	$34,471,809	$26,081,871	$17,129,748	$16,552,193	-		$653,353 *(1)*	$161,436,188
Interest expense	2,092,805	45,748,126	20,929,687	14,991,089	7,730,662	12,878,675	$363,991		(2,839,113) *(1)*	101,895,922
Net cost to acquire and maintain deposit liabilities	384,125	5,062,463	4,771,977	3,421,079	2,173,040	1,854,402	3,346	(17,670,432)		-
Net interest income (expense) before charge-offs	(1,836,288)	15,095,983	8,770,145	7,669,703	7,226,046	1,819,116	(367,337)	17,670,432	3,492,466	59,540,266
Net loan charge-offs (recoveries)	-	52,920	-	598,249	32,827	-	-		324,784 *(2)*	1,008,780
Net interest income (expense)	(1,836,288)	15,043,063	8,770,145	7,071,454	7,193,219	1,819,116	(367,337)	17,670,432	3,167,682	58,531,486
Non-interest income	19,735,764	-	52,984	1,614,005	215,988	-	(4,546)	22,953,049	(8,934,693) *(3)*	35,632,550
Non-interest expense	11,794,513	2,972,485	1,245,783	2,364,348	807,099	97,366	294,315	40,623,481	(1,949,058) *(3)*	58,250,331
Profit (loss) before taxes	6,104,963	12,070,578	7,577,346	6,321,111	6,602,108	1,721,750	(666,198)	-	(3,817,953)	35,913,705
Income tax expense (benefit)	2,474,953	3,705,744	3,071,856	2,562,578	2,676,495	(101,269)	(218,183)		(1,402,345)	12,769,829
Segment profit (loss)	$3,630,010	$8,364,834	$4,505,490	$3,758,533	$3,925,613	$1,823,019	($448,015)	-	($2,415,608)	$23,143,876
Balance Sheet Information										
Dollars in thousands										
Average assets	$44,031	$934,451	$457,302	$327,067	$207,454	$264,815	$320	-	($11,466) *(4)*	$2,223,974
Total assets at end of period	$45,873	$1,015,190	$488,638	$362,561	$205,246	$240,259	$633	-	($5,674) *(4)*	$2,352,726

Segment Profit (Loss) Statements Year Ended December 31, 1999	Mortgage Banking	Residential Loans	Commercial Real Estate Lending	Consumer Lending	Education Lending	Investment & Mortgage Securities	Other Segments	Support Department Allocations	Non-GAAP Adjustments	Consolidated
Interest income	$3,133,892	$47,915,227	$28,001,302	$19,869,080	$14,288,948	$16,274,785	-		$587,365 *(1)*	$130,070,598
Interest expense	3,469,150	29,572,212	15,071,889	10,387,845	6,913,737	12,552,279	$236,384		(2,250,103) *(1)*	75,953,392
Net cost to acquire and maintain deposit liabilities	438,403	5,556,845	3,757,215	2,593,363	1,958,049	1,646,616	4,489	(15,954,980)		-
Net interest income (expense) before charge-offs	(773,661)	12,786,170	9,172,197	6,887,872	5,417,162	2,075,890	(240,873)	15,954,980	2,837,468	54,117,206
Net loan charge-offs (recoveries)	-	(70,508)	-	367,330	26,031	-	-		64,168 *(2)*	387,021
Net interest income (expense)	(773,661)	12,856,678	9,172,197	6,520,542	5,391,131	2,075,890	(240,873)	15,954,980	2,773,300	53,730,185
Non-interest income	19,247,738	-	90,903	1,253,961	103,514	-	312,958	21,209,088	(7,040,308) *(3)*	35,177,854
Non-interest expense	12,313,093	1,859,878	1,288,957	1,993,125	829,887	111,274	371,693	37,164,068	(1,632,527) *(3)*	54,299,449
Profit (loss) before taxes	6,160,984	10,996,800	7,974,144	5,781,378	4,664,758	1,964,616	(299,609)	-	(2,634,481)	34,608,590
Income tax expense (benefit)	2,497,663	3,345,919	3,232,718	2,343,771	1,891,093	17,431	(23,536)		(1,137,679)	12,167,380
Segment profit (loss)	$3,663,321	$7,650,881	$4,741,426	$3,437,607	$2,773,665	$1,947,185	($276,073)	-	($1,496,802)	$22,441,210
Balance Sheet Information										
Dollars in thousands										
Average assets	$78,634	$715,142	$372,793	$256,956	$194,008	$279,024	$446	-	($8,934) *(4)*	$1,888,069
Total assets at end of period	$41,090	$846,604	$416,192	$286,969	$202,440	$299,767	$308	-	($8,816) *(4)*	$2,084,554

(1) Consists principally of interest income and expense adjustments related to late charges, implied earnings on custodial and escrow accounts, and earnings on bank owned life insurance.

(2) In general, the Corporation records actual loan and real estate charge-off (recovery) activity against each profit center for segment reporting purposes.

(3) Consists principally of non-GAAP adjustments related to loan origination fees and costs, mortgage servicing rights, and loan servicing fees. The offsets for the adjustments described in (1), above, are also included in non-interest income.

(4) Consists of allowances for loss on loans and real estate and security valuation allowances that are disregarded for segment reporting purposes. Also includes mortgage servicing rights that are not recorded under GAAP, but are recorded for segment reporting purposes.

NOTE 14—Acquisition of American Community Bancshares, Inc.

On October 31, 2001, the Corporation completed the acquisition of American Community Bankshares, Inc., ("ACB") the parent company of American Community Bank, headquartered in Wausau, Wisconsin. As a result of the acquisition, ACB was merged into the Corporation, with ACB shareholders exchanging each share of ACB common stock for 4.5 shares of the Corporation's common stock, or approximately 1.9 million shares. The transaction was tax-free to ACB shareholders receiving the Corporation's stock. The transaction was accounted for using the purchase method of accounting in accordance with SFAS 141. The amount of goodwill recorded in connection with this transaction was $12.5 million. In addition, the Corporation recorded a deposit-based intangible of $1.9 million in connection with the transaction. The goodwill will not be amortized, which is in accordance with SFAS 142. The deposit-based intangible will be amortized using an accelerated method, in accordance with SFAS 142.

ACB's consolidated net income during the ten-month period ending October 31, 2001, was $1.3 million, and was $1.5 million and $1.4 million during the twelve-month periods ending December 31, 2000 and 1999, respectively.

Following is a summary of the assets acquired and liabilities assumed in the ACB transaction. The table excludes cash and cash equivalents acquired of $3.3 million.

Assets Acquired and Liabilities Assumed	Amount
Interest-bearing deposits with banks	$9,564,108
Investment securities available for sale	28,494,388
Loans held for investment, net	114,286,918
Federal Home Loan Bank stock	823,700
Accrued interest receivable, net	926,253
Office properties and equipment	975,244
Mortgage servicing rights, net	1,248,285
Intangible assets	14,402,604
Other assets	131,492
Total Assets	170,852,992
Deposit liabilities	129,611,777
Federal Home Loan Bank advances	13,454,000
Advance payments by borrowers for taxes and insurance	86,529
Accrued interest payable	1,465,128
Other liabilities	611,578
Total liabilities	145,229,012
Net assets acquired and liabilities assumed	$25,623,980

NOTE 15—Subsequent Event

On January 17, 2002, the Corporation announced an agreement with another financial institution to purchase three bank offices in Rochester, Minnesota. The acquisition will include substantially all of the deposits and loans of the bank offices along with the net book value of related premises and equipment. At September 30, 2001, the deposit and loan balances were approximately $125 million and $128 million, respectively. The Corporation has agreed to pay approximately $27 million for the loans, deposits, and premises and equipment associated with the Rochester branches. These amounts are subject to change depending on customer transaction activity between September 30 and the date of closing. The transaction is subject to approval by the Bank's regulators and certain other transactional contingencies and currently is expected to close in the second quarter of 2002.

NOTE 16—Parent Company Only Financial Information

Condensed Statements of Financial Condition:	December 31 2001	2000
Cash in bank	$17,125	$52,943
Interest-bearing deposits with subsidiary bank	573,433	3,120,979
Investment in subsidiary	191,725,269	145,763,550
Other assets	100,642	248,334
Total assets	$192,416,469	$149,185,806
Other borrowings	-	$2,601,542
Other liabilities	$18,766	34,769
Total liabilities	18,766	2,636,311
Common stock	2,020,083	1,994,163
Additional paid-in capital	46,607,845	34,540,064
Retained earnings	141,717,089	122,921,606
Treasury stock, at cost	-	(15,127,142)
Unearned restricted stock	(87,083)	(142,083)
Non-owner adjustments to equity, net	2,139,769	2,362,887
Total stockholders' equity	192,397,703	146,549,495
Total liabilities and stockholders' equity	$192,416,469	$149,185,806

	Year Ended December 31		
Condensed Statements of Operations:	2001	2000	1999
Other income	$38,989	$40,539	$21,815
Other expense	379,623	750,067	688,173
Loss before income taxes and equity in earnings of subsidiary	(340,634)	(709,528)	(666,358)
Income tax benefit	119,222	248,335	233,225
Loss before equity in earnings of subsidiary	(221,412)	(461,193)	(433,133)
Equity in earnings of subsidiary	28,669,637	23,605,069	22,874,343
Net income	$28,448,225	$23,143,876	$22,441,210

	Year Ended December 31		
Condensed Statements of Cash Flows:	2001	2000	1999
Net income	$28,448,225	$23,143,876	$22,441,210
Equity in earnings of subsidiary	(28,669,637)	(23,605,069)	(22,874,343)
Change in income taxes and other accruals and prepaid	113,110	19,661	(93,025)
Net cash used by operations	(108,302)	(441,532)	(526,158)
Decrease (increase) in interest-bearing deposits with subsidiary bank	3,782,086	(3,117,730)	3,000,309
Dividends received from subsidiary	9,900,000	14,600,000	13,500,000
Puchase of net assets of ACB	(28,603,959)	-	-
Net cash (used) provided by investing activities	(14,921,873)	11,482,270	16,500,309
Increase (decrease) in other borrowings	(2,601,542)	(2,598,458)	2,250,000
Dividends paid to shareholders	(8,866,148)	(7,699,035)	(6,287,822)
Purchases of treasury stock	(3,213,376)	(1,708,663)	(15,930,336)
Common stock issued for acquisition	28,603,793	-	-
Other, net	1,071,630	1,005,913	3,962,487
Net cash provided (used) by financing activities	14,994,357	(11,000,243)	(16,005,671)
Net increase (decrease) in cash in bank	(35,818)	40,495	(31,520)
Cash at beginning of period	52,943	12,448	43,968
Cash in bank at end of period	$17,125	$52,943	$12,448

Report of Management

The management of First Federal Capital Corp has prepared the accompanying financial statements and is responsible for their integrity and objectivity. The statements, which include amounts that are based on management's best estimates and judgements, have been prepared in conformity with generally accepted accounting principles and are free of material misstatement. Management also prepared the other information in the annual report on Form 10-K and is responsible for its accuracy and consistency with the financial statements.

The Corporation maintains a system of internal control over financial reporting, which is designed to provide reasonable assurance to the Corporation's management and Board of Directors regarding the preparation of reliable published annual and interim financial statements. The system contains self-monitoring mechanisms, and actions are taken to correct deficiencies as they are identified. However, even an effective internal control system, no matter how well designed, has inherent limitations--including the possibility of circumvention or overriding of controls--and therefore can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, internal control system effectiveness may vary over time.

The Corporation assessed its internal control system as of December 31, 2001, in relation to criteria for effective internal control over the preparation of its published annual and interim financial statements described in "Internal Control—Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, the Corporation believes that, as of December 31, 2001, its system of internal control over the preparation of its published annual and interim financial statements met those criteria.

/s/Thomas W. Schini
Thomas W. Schini
Chairman of the Board

/s/Jack C. Rusch
Jack C. Rusch
President and Chief
Executive Officer

/s/Michael W. Dosland
Michael W. Dosland
Senior Vice President and
Chief Financial Officer

Report of Independent Auditors

We have audited the accompanying consolidated statements of financial condition of First Federal Capital Corp as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of First Federal Capital Corp at December 31, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Milwaukee, Wisconsin
January 17, 2002

Supplementary Data

Quarterly Financial Information (Unaudited)

Dollars in thousands, except for per share amounts	Dec. 2001	Sept. 2001	June 2001	March 2001	Dec. 2000	Sept. 2000	June 2000	March 2000
Interest on loans	$35,912	$36,474	$35,741	$35,880	$35,518	$35,146	$33,135	$30,656
Interest on mortgage-backed and related securities	6,163	5,290	6,005	6,602	7,087	6,033	5,548	5,848
Interest and dividends on investments	1,248	628	851	738	687	647	556	576
Total interest income	43,323	42,391	42,597	43,221	43,292	41,826	39,239	37,079
Interest on deposits	20,087	20,911	21,147	21,440	20,933	19,686	17,313	15,656
Interest on borrowings	5,955	5,699	5,874	7,219	7,563	7,133	6,926	6,685
Total interest expense	26,042	26,609	27,021	28,659	28,496	26,819	24,240	22,341
Net interest income	17,282	15,782	15,577	14,562	14,796	15,007	14,999	14,738
Provision for loan losses	578	355	437	394	402	302	112	192
Net interest income after provision	16,704	15,427	15,140	14,167	14,394	14,704	14,887	14,546
Gain on sale of loans	12,181	3,959	5,265	3,005	1,129	812	506	290
Gains (losses) from sales of real estate and investments	(25)	38	-	-	1,189	-	-	-
Other non-interest income	3,870	7,370	6,217	7,686	8,246	8,244	7,961	7,256
Total non-interest income	16,026	11,329	11,482	10,690	10,565	9,056	8,467	7,545
Total non-interest expense	18,199	16,439	16,767	15,714	14,991	14,765	14,565	13,930
Income before income taxes	14,531	10,316	9,855	9,144	9,968	8,996	8,790	8,161
Income tax expense	5,071	3,593	3,487	3,247	3,542	3,205	3,124	2,898
Net Income	$9,460	$6,724	$6,367	$5,897	$6,426	$5,790	$5,665	$5,262

Diluted earnings per share	$0.49	$0.36	$0.34	$0.32	$0.34	$0.32	$0.30	$0.29
Dividends paid per share	$0.12	$0.12	$0.12	$0.11	$0.11	$0.11	$0.11	$0.09
Stock price at end of period	$15.70	$14.90	$16.20	$14.00	$14.50	$12.31	$11.06	$11.69
High stock price during period	$15.75	$16.35	$16.20	$16.63	$14.88	$12.44	$12.75	$14.63
Low stock price during period	$14.27	$14.10	$13.16	$12.75	$10.88	$10.63	$10.13	$10.44

Item 9—Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

PART III

Item 10—Directors and Executive Officers of the Registrant

The information required herein is incorporated by reference from the sections entitled "Matters to be Voted on at the Annual Meeting--Matter 1. Election of Directors" and "Executive Officers Who Are Not Directors" in the Proxy Statement of the Corporation dated March 15, 2002.

Item 11—Executive Compensation

The information required herein is incorporated by reference from the section entitled "Compensation of Executive Officers and Directors" in the Proxy Statement of the Corporation dated March 15, 2002.

Item 12—Security Ownership of Certain Beneficial Owners and Management

The information required herein is incorporated by reference from the section entitled "Beneficial Ownership of Common Stock by Certain Beneficial Owners and Management" in the Proxy Statement of the Corporation dated March 15, 2002.

Item 13—Certain Relationships and Related Transactions

The information required herein is incorporated by reference from the section entitled "Indebtedness of Management and Certain Transactions" in the Proxy Statement of the Corporation dated March 15, 2002.

PART IV

Item 14—Exhibits, Financial Statement Schedules and Reports on Form 8-K

(a) Documents filed as part of this report:

(1) The following financial statements are included herein under Part II, Item 8, "Financial Statements and Supplementary Data":

Consolidated Statements of Condition at December 31, 2001 and 2000

Consolidated Statements of Operations for each of the three years in the period ended December 31, 2001

Consolidated Statements of Stockholders' Equity for each of the three years in the period ended December 31, 2001

Consolidated Statements of Cash Flows for each of the three years in the period ended December 31, 2001

Notes to Audited Consolidated Financial Statements

Report of Management

Report of Independent Auditors

(2) All financial statement schedules required under this item are omitted because the required information is either not applicable or the required information is included in the Audited Consolidated Financial Statements or in the notes thereto.

(3) Exhibit Index.

No.	Exhibit Description
3.1	Articles of Incorporation, as amended
3.2	Bylaws, as amended
4.1	Specimen stock certificate
4.2	Rights Agreement, dated as of January 24, 1995
10.1	1989 Stock Incentive Plan
10.2	1989 Directors' Stock Option Plan, as amended
10.3	1992 Directors' Stock Option Plan, as amended
10.4	1992 Stock Option and Incentive Plan
10.5	Rock Financial Corp. 1992 Stock Option and Incentive Plan
10.6	1997 Stock Option and Incentive Plan
10.7	Employee Stock Ownership Plan
10.8	Employment agreements, as amended, between the Corporation and the Bank and the following executive officers: a) Jack C. Rusch b) Thomas W. Schini c) Joseph M. Konradt d) Bradford R. Price e) Robert P. Abell f) Michael W. Dosland g) Milne J. Duncan
10.9	First Federal of La Crosse Directors' Deferred Compensation Plan
10.10	First Federal of La Crosse Annual Incentive Bonus Plan
10.11	First Federal of La Crosse Incentive Bonus Plan for Group Life Insurance
10.12	First Federal of Madison Deferred Compensation Plan for Directors
11.1	Computation of Earnings Per Share--Reference is made to Note 1 of the Corporation's Audited Consolidated Financial Statements, included herein under Part II, Item 8, "Financial Statements and Supplementary Data"
13.1	2002 President's Message--Attached
21.1	Subsidiaries of the Registrant--Reference is made to Part I, Item 1, "Business--Subsidiaries"
23.1	Consent of Ernst & Young LLP--Attached
99.1	2002 Proxy Statement--Attached

A copy of the exhibits listed herein can be obtained by writing Michael W. Dosland, Senior Vice President and Chief Financial Officer, First Federal Capital Corp, 605 State Street, La Crosse, Wisconsin, 54601.

(b) During the fourth quarter of 2001, First Federal Capital Corp filed the following report on Form 8-K:

Report filed November 1, 2001. The report included a press release announcing that First Federal Capital Corp completed the acquisition of American Community Bankshares, Inc.

(c) Refer to item (a)(3) above for all exhibits filed herewith.

(d) Refer to items (a)(1) and (2) above for financial statements required under this item.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FIRST FEDERAL CAPITAL CORP

February 26, 2002

By: /s/Jack C. Rusch
Jack C. Rusch
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

/s/ Thomas W. Schini Thomas W. Schini Chairman of the Board	February 26, 2002
/s/ Dale A. Nordeen Dale A. Nordeen Vice Chairman of the Board	February 26, 2002
/s/ Jack C. Rusch Jack C. Rusch President, Chief Executive Officer, and Director (principal executive officer)	February 26, 2002
/s/ Marjorie A. Davenport Marjorie A. Davenport Director	February 26, 2002
/s/ John F. Leinfelder John F. Leinfelder Director	February 26, 2002
/s/ Richard T. Lommen Richard T. Lommen Director	February 26, 2002
/s/ Patrick J. Luby Patrick J. Luby Director	February 26, 2002
/s/ David C. Mebane David C. Mebane Director	February 26, 2002

/s/ Phillip J. Quillin Phillip J. Quillin Director	February 26, 2002
/s/ Edwin J. Zagzebski Edwin J. Zagzebski Director	February 26, 2002
/s/ Michael W. Dosland Michael W. Dosland Senior Vice President and Chief Financial Officer (principal financial and accounting officer)	February 26, 2002

EXHIBIT 23

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statements (Forms S-8, File Nos. 33-98298, 33-54268, and 333-32855) pertaining to the Stock Option and Incentive Plans of First Federal Capital Corp of our report dated January 17, 2002, with respect to the consolidated financial statements of First Federal Capital Corp included in the Annual Report (Form 10-K) for the year ended December 31, 2001.

/s/ Ernst & Young

March 1, 2002
Milwaukee, Wisconsin

THIS PAGE INTENTIONALLY

LEFT BLANK

SHAREHOLDER INFORMATION

orporate Headquarters
)5 State Street
ox 1868
Crosse, WI 54602-1868
08) 784-8000

xecutive Contacts
hareholders, investors and security analysts interested in additional information may contact the following at our corporate headquarters: Jack C. Rusch, President and Chief Executive Officer or Michael W. Dosland, Senior Vice President and Chief Financial Officer

nnual Report on Form 10-K
opies of First Federal Capital Corp's Annual Report on Form 10-K filed with the Securities and Exchange Commission are available without charge to shareholders upon written request to Mr. Michael W. Dosland at our corporate headquarters (address above).

ransfer Agent Information
hareholder inquiries regarding transfer requirements, dividend payments or reinvestment, lost certificates, changes of address and account status should be directed to:
Vells Fargo Shareowner Services
ox 64853
t. Paul, MN 55164-0853
300) 468-9716

ividend Reinvestment Plan
ll registered owners of First Federal Capital Corp common stock are eligible to participate in a convenient and economical method for automatically reinvesting their cash dividends toward the purchase of additional shares of the Company's stock. The plan offers:
- Prompt reinvestment of dividends
- An option to purchase additional shares with cash
- All service fees and purchase commissions company-paid
- An easy-to-understand account statement, sent after each reinvestment of dividends

A booklet describing the plan, together with an enrollment card, can be obtained by writing the transfer agent.

First Federal Shares
Trading: NASDAQ Stock Market
NASDAQ symbol: FTFC
Common shares outstanding *(net of treasury stock)*:
20,163,241*
Shareholders of record:
1,520*
Estimated beneficial shareholders:
3,145*
Approximate total shareholders:
4,665*
**As of February 15, 2002*

Annual Meeting
The annual meeting of shareholders will be held on Wednesday, April 17, 2002 at 10:30 a.m. at the Radisson Hotel, 200 Harborview Plaza, La Crosse, Wisconsin.

Forward-Looking Statements
The discussions in this report include certain forward-looking statements based on management's current plans and expectations. These statements discuss areas such as expected growth, future revenues and future performance. Various factors could affect First Federal's financial performance and could cause actual results for future periods to differ materially from those anticipated or projected. Such factors include general economic and competitive conditions, general market rates of interest, interest rates on funding sources, consumer demand for deposit and loan products and services and changes in the quality or composition of the loan and investment portfolios. You may find additional information regarding these factors in First Federal's Annual Report on Form 10-K.

First Federal Capital Corp 2001 Annual Report